nicor

Nicor Inc. (NYSE: GAS) is a holding company and is a member of the Standard & Poor's 500 Index. Its primary business is Nicor Gas, one of the nation's largest natural gas distribution companies. Nicor owns Tropical Shipping, a containerized shipping business serving the Caribbean region and the Bahamas. In addition, Nicor owns and/or has an equity interest in several energy-related businesses.

ABOUT THE COVER

We Deliver For You

Keeping homes and businesses warm during cold and snowy winters in northern Illinois is an important commitment at Nicor Gas. The company delivers reliable, high-quality, low-cost natural gas service to 2.2 million customers. With connections to eight interstate pipelines and significant storage capabilities, Nicor Gas is able to procure ample and competitively priced natural gas supplies for its customers.

Financial Highlights

(dollars in millions, except per share data)	**2010**	2009	2008
Net income	**$ 138.4**	$ 135.5	$ 119.5
Diluted earnings per common share	**$ 3.02**	$ 2.98	$ 2.63
Dividends declared per common share	**$ 1.86**	$ 1.86	$ 1.86
Operating revenues			
Gas distribution	**$ 2,204.4**	$ 2,140.8	$ 3,206.9
Shipping	**345.0**	352.6	425.2
Other energy ventures	**218.4**	239.0	230.3
Corporate and eliminations	**(58.0)**	(80.3)	(85.8)
	$ 2,709.8	$ 2,652.1	$ 3,776.6
Operating income (loss)			
Gas distribution	**$ 194.7**	$ 149.7	$ 124.4
Shipping	**14.4**	29.2	39.3
Other energy ventures	**34.4**	45.5	25.3
Corporate and eliminations	**(7.8)**	(4.1)	(4.0)
	$ 235.7	$ 220.3	$ 185.0
Total assets	**$ 4,496.5**	$ 4,435.7	$ 4,784.0
Capitalization			
Long-term debt, net of unamortized discount [(1)]	**$ 498.4**	$ 498.2	$ 498.0
Mandatorily redeemable preferred stock	**–**	.1	.6
Common equity	**1,103.9**	1,037.7	973.1
	$ 1,602.3	$ 1,536.0	$ 1,471.7
Other selected data			
Market price per common share			
High	**$ 50.81**	$ 43.39	$ 51.99
Low	**37.99**	27.50	32.35
Close	**49.92**	42.10	34.74
Dividend yield	**3.7%**	4.4%	5.4%
Dividend payout ratio	**62%**	62%	71%
Total return to shareholders	**23.6%**	27.5%	(14.0)%
Price/earnings ratio	**16.5**	14.1	13.2
Book value per share	**$ 24.23**	$ 22.93	$ 21.53
EBITDA [(2)] *(millions)*	**$ 448.9**	$ 435.1	$ 393.7
Return on average common equity	**12.9%**	13.5%	12.5%
Average diluted shares of common stock outstanding *(millions)*	**45.7**	45.5	45.4
Average daily trading volume *(shares)*	**474,900**	475,000	793,500
Common shareholders of record	**16,800**	17,800	18,500
Employees	**3,800**	3,900	3,900

(1) Includes amounts due within one year.

(2) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure. 2010 EBITDA is calculated as $448.9 ($138.4 Net Income + $38.1 Interest + $69.7 Income Taxes + $202.7 Depreciation/Amortization). 2009 EBITDA is calculated as $435.1 ($135.5 Net Income + $38.7 Interest + $65.1 Income Taxes + $195.8 Depreciation/Amortization). 2008 EBITDA is calculated as $393.7 ($119.5 Net Income + $40.1 Interest + $44.3 Income Taxes + $189.8 Depreciation/Amortization).



Russ M. Strobel
Chairman, President and
Chief Executive Officer

Fellow Shareholders

Nicor had a historic year in 2010.

First and foremost, in December, we entered into a merger agreement with AGL Resources. This transaction will combine two great companies, creating a new leader in the U.S. natural gas industry, with 4.5 million utility customers, in seven states, and a complementary suite of unregulated wholesale and retail energy businesses. Our combination with AGL Resources will not only make us much larger, it will create a platform for growth that I believe is superior to what either company could achieve on its own.

I am also pleased that this transaction provides our shareholders with a significant up-front premium, as well as an estimated 35 percent dividend increase. In connection with the transaction, AGL Resources will establish its national gas distribution headquarters in Illinois, and has also agreed to maintain, for a period of at least three years, a comparable headcount of full-time equivalent employees at Nicor's natural gas distribution business. AGL Resources has also agreed to continue Nicor's long-standing record of support for philanthropic and civic causes in the communities we serve. Most importantly, our 2.2 million natural gas utility customers will continue to rely on the same local gas company, with a well-deserved reputation for providing safe, reliable, cost-effective service, and the same people whom they've come to know and trust.

In short, I am extremely pleased because our combination with AGL Resources provides compelling benefits to *all* of our key stakeholders – customers, shareholders, employees and the communities we serve.

The completion of the merger is subject to the customary conditions, including, among others, regulatory and shareholder approvals by both companies. In January 2011, we and AGL Resources filed a joint application with the Illinois Commerce Commission (ICC) for merger approval. The ICC has 11 months to act upon the application.

Our focus in 2011 will be on obtaining the necessary regulatory and shareholder approvals so that this merger can be completed as expeditiously as possible. As we work to complete the merger, we will also concentrate on running our core businesses and achieving our 2011 priorities. You can find additional information relating to the proposed merger in the joint proxy statement and prospectus contained in the S-4 registration statement filed by AGL Resources.

2010 was also a year of solid financial performance for Nicor, with consolidated results being the second highest in the company's entire 57-year history. Nicor Gas had its best year of operating income in nearly a decade. Tropical Shipping remained solidly profitable, despite a significant economic downturn and increased competitive pressures in many parts of the Caribbean and the Bahamas. And our Other Energy Ventures posted its second best year of operating income in its history, trailing only 2009's record performance.

2010 YEAR IN REVIEW

In 2010, Nicor posted diluted earnings per common share of $3.02, compared with $2.98 per share in 2009. These 2010 financial results were good, particularly in the context of the challenging markets that Tropical Shipping serves. In addition, we continued to generate strong cash flow and we maintained our high returns on equity.

Nicor's 2010 earnings per share, compared to 2009, reflected higher operating income at Nicor Gas, partially offset by lower operating income at Tropical Shipping and our Other Energy Ventures (OEV). 2010 results were reduced by approximately $4.6 million pre-tax for merger related costs. 2009 results included a $10.1 million pre-tax gain on the sale of Nicor's equity stake in an engineering consulting joint venture, EN Engineering.

At Nicor Gas, the impacts of our 2009 rate relief, together with our focus on cost containment and operational excellence, contributed to our ability to deliver operating income of


Compounded Annual Total Returns
2010
23.6%
15.1%
5.5%
Nicor
S&P 500
S&P 500 Utilities
3 Years (2008–2010)
10.7%
(2.8)%
(5.7)%
Nicor
S&P 500
S&P 500 Utilities
5 Years (2006–2010)
9.7%
2.3%
3.9%
Nicor
S&P 500
S&P 500 Utilities

$195 million, up 30 percent from the prior year. I was especially pleased with our ability to control manageable costs while continuing to provide safe and reliable service to our customers. Also, under a bad debt tracker that was approved in February 2010, Nicor Gas recognized a $31.7 million pre-tax benefit in 2010 attributable to 2008's and 2009's net under-recovery of bad debt expense.

Tropical Shipping faced challenging conditions in 2010. The continued slowdown in tourism and construction project cargo, as well as increased competition, negatively impacted volumes and rates in the company's markets. We believe that actions we took in 2010 regarding rates, costs and asset utilization will better-position Tropical to enhance its overall long-term value. In the third quarter, Tropical Shipping completed another strategic acquisition (the third in as many years), with the purchase of V.I. Cargo Services, Inc., a non-vessel operating common carrier based in and serving St. Croix. This purchase, though small, was a good addition to our higher-margin less-than-container load and full-container load consolidation business line, and underscored our ability to capitalize on opportunities that the current downturn presents.

Our OEV businesses earned more than $34 million in operating income in 2010. This was the fifth consecutive year of solid operating results for OEV. The retail energy services businesses benefited from continued growth in contract volumes due primarily to the ongoing geographic expansion outside of the Nicor Gas service territory of our warranty programs, as well as better than expected results in its deregulated energy businesses. Our strong reputation for quality service was recognized again in 2010, with Nicor National's call center being certified for an "Outstanding Customer Service Experience" by J.D. Power and Associates for the fourth consecutive year. Nicor Enerchange, our wholesale natural gas marketing business, continued to see an increase in customers, but reported lower results in 2010 as the lack of volatility in natural gas prices reduced margins in the wholesale marketing and trading of natural gas supply services. Nicor Enerchange is also developing our Central Valley Gas Storage project in northern California. In October 2010, we received California's regulatory approval to construct and operate the storage facility. Central Valley's construction activity during 2011 is expected to allow firm storage services to commence in early 2012.

"WE DELIVER FOR YOU"

This year's annual report theme, "We Deliver for You," is a summary of Nicor's long-standing commitment to our key stakeholders – our shareholders, customers, communities and employees. We've worked hard over the years to deliver value, reliability, support and opportunities to those that count on us, and we're proud of what we have accomplished.

Shareholders

We believe that Nicor shareholders' ultimate measure of success is measured by the growth in the value of their investment. I'm pleased to report that "We Deliver" for our shareholders. Nicor's total shareholder return was about 24 percent in 2010 – far exceeding both our peer gas distributors' median return of 12 percent and the broader Standard & Poor's (S&P) 500 Utility Index return of about 6 percent. Over the longer term, Nicor's stock has provided our shareholders with a 5-year annualized return of about 10 percent compared to the S&P 500 Utility Index return of about 4 percent and the broader S&P 500 Index return of about 2 percent. We have delivered this value to our shareholders by sticking to our core competencies, achieving high returns on equity, maintaining a strong financial position, and paying a solid dividend that is well covered by earnings.

Customers

One of the centerpieces of our business strategy is to provide our customers with safe, reliable and high-quality products and services.

- At Nicor Gas, "We Deliver" warmth to our 2.2 million customers (both families and businesses) by providing safe and reliable natural gas service during the cold Illinois winters. We have long been the lowest cost provider of these services among major gas utilities in Illinois. And in 2010, Nicor Gas launched customer service initiatives including website enhancements and the Energy Efficiency Program to further improve the customer experience.
- At Tropical Shipping, "We Deliver" dependable, on-time service to customers in 25 ports throughout the Caribbean and the Bahamas. Our ships transport the necessities of life (including food and clothing), as well as construction materials, textiles and tourist-related items. From the Atlantis Resort on Paradise Island in the Bahamas, to street vendors who sell fresh fruits and vegetables in St. Thomas, we play a key role in helping our customers succeed.
- For our OEV customers, both retail and wholesale, "We Deliver" valuable products and services that lessen the impact of volatile natural gas prices and unexpected household expenses.

Communities

First and foremost, being a good corporate citizen means giving back to the communities we serve. "We Delivered" on this commitment in 2010, as corporate and employee financial donations exceeded $2 million. Nicor employees also contributed thousands of volunteer hours that benefited more than 1,200 worthy causes, including the United Way, March for Babies, Adventures in Reading with Nicor, and Volunteer Day – all of which are dedicated to improving the quality of life of our neighbors.

Employees

I consider our employees Nicor's most important asset, and I'm proud of their efforts both on the job and in their communities. Nicor's diverse employee team is united by a strong commitment to achieving results and helping others. "We Deliver" for our employees by providing opportunities for learning, development and professional growth. Guiding our people and our strategic objectives are the Nicor values which help ensure that we perform our jobs with integrity.

LOOKING AHEAD

I believe that the opportunities presented by our merger with AGL Resources will provide a new platform to continue and expand the successes that we have achieved over the years. AGL Resources is a strong partner, with values and strategic goals that align with Nicor's. Our customers can expect to receive the same safe and reliable service, while benefitting from the best-practice initiatives of both companies. Nicor shareholders will receive significant up-front value for their shares, and have the opportunity to participate in value creation through continuing ownership in the combined entity. For employees, this combination will create a company that will provide new and exciting opportunities as part of a larger organization. And, as always, we will remain committed to providing support to the communities where we do business.

In closing, I would like to express my thanks for the ongoing counsel of our Board of Directors and for the industry-leading efforts that our employees put forth each and every day. It is because of this great team, their disciplined, thoughtful approach, and their solid execution, that Nicor's future is so strong. And, I want to thank you, our shareholders, for the trust and confidence that your investment in Nicor represents.



Russ M. Strobel
Chairman, President and Chief Executive Officer
February 24, 2011

We Deliver for You is more than just a theme for this year's annual report – it's our way of doing business. It means delivering value for our customers, solid investment returns for our shareholders, opportunities and personal growth for our employees and support for the communities where we live and work. Encompassing all of our efforts is a simple set of values that Nicor employees live by. These include treating our customers and each other fairly and with dignity and respect, taking personal responsibility, and working together to achieve shared goals.

GAS DISTRIBUTION

We Deliver...safe, cost-effective and reliable gas service, every day.

Nicor Gas, Nicor's largest subsidiary, delivers natural gas to 2.2 million customers in an area that encompasses most of the northern third of Illinois – excluding the city of Chicago. The company is based in Naperville, Illinois, and has a well-deserved reputation for providing safe, reliable and low-cost service. Nicor Gas serves a favorable market because of the region's diverse mix of industries and high demand for space heating among residential and commercial customers.

NICOR GAS SERVICE TERRITORY



Nicor Gas Service Territory
Major Gas Transmission Pipelines
Interstate Pipelines
Underground Gas Storage Field
Rockford
Chicago



EIGHT INTERSTATE PIPELINE CONNECTIONS AND SIGNIFICANT STORAGE CAPABILITIES HELP PROVIDE NICOR GAS CUSTOMERS WITH NATURAL GAS RATES THAT ARE AMONG THE LOWEST IN THE NATION.



Nicor Gas has one of the largest underground storage systems in the natural gas distribution industry. In addition, the company is strategically located on the Midwest natural gas pipeline grid with access to eight interstate pipelines. This is an important advantage since it is able to procure competitively priced natural gas supplies from most of the major gas-producing regions in the United States and Canada. Nicor Gas is proud of its long history of providing customers with among the lowest rates for natural gas of all major Illinois gas utilities.



WITH 2.2 MILLION CUSTOMERS, NICOR GAS IS ONE OF THE LARGEST GAS UTILITIES IN THE NATION.

Energy Efficiency Program

Nicor Gas launched an Energy Efficiency Program in 2010 that provides customers with energy education, resources and financial rebates for the purchase of qualifying energy-saving natural gas products, including water heaters, furnaces and boilers. The company has issued more than $3 million in rebates under the program allowing residential and business customers the opportunity to "go green and save green" at the same time.



SHIPPING

We Deliver...necessities to the Bahamas and the Caribbean, on time.

Tropical Shipping is one of the largest carriers of containerized freight in the Caribbean region and Bahamas, and a major carrier of U.S. and Canadian exports from the East Coast to these regions. The company operates a fleet of 11 owned vessels and also charters a number of vessels to provide flexibility as market conditions change. Tropical Shipping serves 25 ports, including those in the Bahamas, Virgin Islands, Cayman Islands, Eastern Caribbean and the Dominican Republic.




55
5
50
10
45
15
40
20
35
30
25

TROPICAL SHIPPING HAS A WELL-DESERVED REPUTATION FOR DELIVERING CARGO ON TIME.

The freight that Tropical Shipping transports includes necessities of life, such as food and building materials, that island customers depend on each day to serve residents or cater to tourists. The company's reputation and its close and long-lasting customer relationships have helped the company become a market leader in many of the ports it serves. Tropical Shipping also makes it easy and convenient for customers to transport cargo from virtually anywhere in the world through its variety of service options, port operations, state-of-the-art warehouse facilities and worldwide network of shipping partners.


TROPICAL SHIPPING SERVICE TERRITORY
Riviera Beach, Florida
Port of Palm Beach
Freeport
Marsh Harbour
Nassau
Atlantic Ocean
Tortola
Anguilla
St. Maarten
St. Barthelemy
St. Thomas
St. Croix
St. Kitts
Nevis
Antigua
Providenciales
Grand Turk
Puerto Plata
Puerto Rico
Cayman Islands
Caucedo
See inset
Dominica
St. Lucia
St. Vincent
Barbados
Caribbean Sea
Grenada
Trinidad
Guyana
Ports served

During the challenging economic conditions of the past few years, Tropical Shipping has capitalized on opportunities to strengthen its operations through small, strategic acquisitions. In 2010, Tropical Shipping further expanded its less-than-container load business by purchasing V.I. Cargo Services, Inc., a non-vessel operating common carrier serving St. Croix in the Virgin Islands.



TROPICAL SHIPPING SERVES 25 PORTS, INCLUDING THOSE IN THE BAHAMAS, VIRGIN ISLANDS, CAYMAN ISLANDS, EASTERN CARIBBEAN AND THE DOMINICAN REPUBLIC.

OTHER ENERGY VENTURES

We Deliver...innovative products and services that provide peace of mind and value.



Nicor's Other Energy Ventures (OEV) focus on markets and activities in retail energy-related products and services, natural gas wholesale marketing, commercial and industrial sales, and development of midstream storage assets. In an effort to capitalize on the success that OEV has experienced in helping customers improve energy efficiency and lessening the impact of volatile natural gas prices, these businesses have expanded their scope of products, service offerings and geographic reach in recent years. OEV businesses make up a meaningful contribution to Nicor's earnings and provide a growth element to future earnings.

Retail Energy Services

Nicor's retail energy services businesses offer a diverse portfolio of (1) warranty plans that provide financial protection for inside gas and electric lines, heating and cooling systems, outside water and sewer lines, appliances and electronics; (2) unique utility bill management products that protect customers from volatile energy bills; and (3) heating, ventilation and air conditioning services that focus on energy efficiency. Recurring customer contracts from the retail energy businesses have grown to nearly 750,000 and are supported by a call center that has been nationally recognized for excellence in customer service. The retail platform's success is based on its focus on new product development and utilizing cost-effective marketing channels that provide scale through strategic alliances and utility partnerships.



NICOR NATIONAL'S CALL CENTER HAS BEEN RECOGNIZED BY J.D. POWER AND ASSOCIATES FOR PROVIDING "AN OUTSTANDING CUSTOMER SERVICE EXPERIENCE" FOR FOUR CONSECUTIVE YEARS.

Wholesale Energy Services

Nicor's wholesale energy platform is managed through Nicor Enerchange. The company is engaged in wholesale marketing and trading of natural gas supply service to natural gas distribution companies, power generators, natural gas marketers and brokers, and commercial/industrial natural gas markets. By bundling commodity with natural gas transportation and storage, Nicor Enerchange customizes services that provide value to customers. The company also manages financial derivatives and physical positions to support Nicor's retail energy businesses. In addition, Nicor Enerchange is entering the midstream asset market with the development of the Central Valley natural gas storage facility near Sacramento, California. Central Valley is expected to offer storage services to the wholesale markets serving California beginning in 2012.

FINANCIAL STRENGTH

We Deliver...solid returns and a healthy dividend payment to our shareholders.


nicor
AA

NICOR GAS' AA LONG-TERM DEBT RATING FROM S&P IS THE HIGHEST RATING AMONG GAS DISTRIBUTION COMPANIES

Nicor's financial position remains strong and is one of the most favorable in the gas distribution industry. The company's strong balance sheet and cash flow provide solid financial ratios that support its high-quality debt ratings and secure its access to relatively low-cost sources of capital. In addition, Nicor has historically generated high returns on equity. This financial strength has supported the company's quarterly dividend that is well covered by earnings and has been paid for 57 consecutive years.

CORPORATE RESPONSIBILITY

We Deliver...support and monetary contributions to our communities.

Nicor takes a leadership role in contributing to the well-being of its neighbors by sponsoring and participating in philanthropic efforts that provide community service, financial assistance, promote education and volunteerism. Over the years, the company's employees have supported numerous programs and organizations throughout the communities we serve with their commitment of time and financial contributions. Nicor and its employees:

- Donated more than $1 million in 2010 to the United Way and its many local agencies – was included in United Way's Metropolitan Chicago's Top 25 Corporate Citizens list for the second year in a row.
- Encouraged students to read approximately 200,000 books since 2006 through *Adventures in Reading with Nicor*, the company's signature philanthropic program. Aimed at fostering a life-long love of reading among children, the program provides free books to students and parents, professional development training for teachers and special coaching sessions for parents.



- Marked the 14th anniversary of "Volunteer Day" in 2010 with approximately 1,000 participants completing various projects including landscape renovation, outdoor cleaning activities, sorting food and household goods for families in need, gardening, painting and river clean-up.
- Raised approximately $14 million since 1983 through its Sharing home heating assistance program. The Salvation Army administers the program and has assisted about 80,000 families who needed this financial support.
- Sponsored "Coats for Kids" since 2005, providing more than 700 winter coats to needy children.


Proud Supporter
march of dimes
march for babies
Proud Supporter
march of dimes
march for babies

- Walked in the March of Dimes March for Babies supporting its fight against birth defects. In 2010, the company was a walk site sponsor and more than 300 Nicor participants helped raise more than $56,000 in donations for this worthy cause.
- Hosted hurricane preparedness workshops designed to improve the disaster planning and recovery processes of the public and private sectors in the Caribbean, Bahamas and south Florida.



1,200

CAUSES HELPED BY NICOR'S PHILANTHROPIC ENDEAVORS



200,000

BOOKS READ BY STUDENTS ENCOURAGED BY NICOR'S ADVENTURES IN READING PROGRAM

Directors*

ROBERT M. BEAVERS, JR. [1,4]
Chairman and Chief Executive Officer, Beavers Holdings; Chairman and Chief Executive Officer, Best Diamond Packaging (paper products); Chairman and Chief Executive Officer, Best Harvest Bakeries (commercial bakeries)

BRUCE P. BICKNER [2]
Independent consultant; formerly Chairman and Chief Executive Officer, DEKALB Genetics Corporation (agricultural genetics and technology)

JOHN H. BIRDSALL, III [1,4]
Private investor; formerly President, Birdsall, Inc. (containerized shipping)

NORMAN R BOBINS [2,3]
President and Chief Executive Officer, Norman Bobins Consulting LLC (independent consulting); Chairman, The PrivateBank – Chicago

BRENDA J. GAINES [3]
Retired; formerly President and Chief Executive Officer, Diners Club North America, Division of Citigroup (charge/credit cards)

RAYMOND A. JEAN [4]
Retired; formerly Chairman, President and Chief Executive Officer, Quanex Building Products Corporation (manufacturer – engineered building materials and components)

DENNIS J. KELLER [1,3]
Retired; formerly Board Chair, DeVry Inc. (technical and management education)

R. EDEN MARTIN [2]
Retired; formerly President, The Commercial Club of Chicago (civic group)

GEORGIA R. NELSON [2]
President and Chief Executive Officer, PTI Resources, LLC (independent consulting)

ARMANDO J. OLIVERA [4]
President and Chief Executive Officer, Florida Power & Light Company (electric utility)

JOHN RAU [1,3,4]
President and Chief Executive Officer, Miami Corporation (private asset management)

JOHN C. STALEY [2]
Retired; formerly Area Managing Partner, Ernst & Young LLP (accounting and consulting services)

RUSS M. STROBEL [1]
Chairman, President and Chief Executive Officer, Nicor Inc. and Nicor Gas

* Board Committees
1 Executive Committee
2 Audit Committee
3 Corporate Governance Committee
4 Compensation Committee

Officers**

NICOR INC.

RUSS M. STROBEL
Chairman, President and Chief Executive Officer, 58 (10)

RICHARD L. HAWLEY
Executive Vice President and Chief Financial Officer, 61 (7)

DANIEL R. DODGE
Executive Vice President Diversified Ventures, 57 (12)

CLAUDIA J. COLALILLO
Senior Vice President Human Resources and Corporate Communications, 61 (12)

PAUL C. GRACEY, JR.
Senior Vice President, General Counsel and Secretary, 51 (8)

GERALD P. O'CONNOR
Senior Vice President Finance and Strategic Planning, 59 (6)

D. SCOTT LEWIS
Vice President, Governmental Relations, 54 (26)

KAREN K. PEPPING
Vice President and Controller, 46 (7)

DOUGLAS M. RUSCHAU
Vice President and Treasurer, 52 (25)

BARBARA A. ZELLER
Vice President Information Technology, 56 (12)

NICOR GAS

RUSS M. STROBEL
Chairman, President and Chief Executive Officer, 58 (10)

RICHARD L. HAWLEY
Executive Vice President and Chief Financial Officer, 61 (7)

ROCCO J. D'ALESSANDRO
Executive Vice President Operations, 52 (30)

CLAUDIA J. COLALILLO
Senior Vice President Human Resources and Corporate Communications, 61 (12)

PAUL C. GRACEY, JR.
Senior Vice President, General Counsel and Secretary, 51 (8)

GERALD P. O'CONNOR
Senior Vice President Finance and Strategic Planning, 59 (6)

GARY R. BARTLETT
Vice President Supply Operations, 65 (6)

JAMES L. GRIFFIN
Vice President Operations – Administration, 48 (25)

KEVIN W. KIRBY
Vice President Customer Care, 51 (26)

D. SCOTT LEWIS
Vice President, Governmental Relations, 54 (26)

ANTHONY R. MCCAIN
Vice President Field Operations, 48 (24)

REBECCA C. MEGGESIN
Vice President Human Resources, 50 (28)

KAREN K. PEPPING
Vice President and Controller, 46 (7)

DOUGLAS M. RUSCHAU
Vice President and Treasurer, 52 (25)

BARBARA A. ZELLER
Vice President Information Technology, 56 (12)

TROPICAL SHIPPING

RICK MURRELL
Chairman, 64 (41)

MICHAEL J. PELLICCI
President, 46 (4)

ROBERT M. CHAPMAN
Vice President and Secretary, 57 (22)

WILLIAM H. GIRARD, III
Vice President, Chief Financial Officer, 51 (1)

PHIL LAPLACE
Vice President, 62 (32)

** Age and (years of service with Nicor or its subsidiaries) as of December 31, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-7297


nicor



NICOR INC.
(Exact name of registrant as specified in its charter)

Illinois	**36-2855175**
(State of Incorporation)	(I.R.S. Employer Identification No.)
1844 Ferry Road **Naperville, Illinois 60563-9600**	**(630) 305-9500**
(Address of principal executive offices) (Zip Code)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $2.50 per share	New York Stock Exchange Chicago Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[X]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of common stock (based on the June 30, 2010 closing price of $40.50) held by non-affiliates of the registrant was approximately $1.8 billion. As of February 16, 2011, there were 45,549,683 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the company's 2010 Annual Meeting Definitive Proxy Statement, to be filed on or about April 26, 2011, are incorporated by reference into Part III.

Nicor Inc.

Table of Contents

Glossary

AGL Resources. AGL Resources, Inc., the company with whom Nicor entered into an Agreement and Plan of Merger on December 6, 2010.

ALJs. Administrative Law Judges.

ARO. Asset retirement obligation.

Base gas. The gas required in a storage reservoir to provide the pressure to cycle the normal working storage volume.

Central Valley. Central Valley Gas Storage, L.L.C., a wholly owned business that is developing a natural gas storage facility in the Sacramento River valley of north-central California.

Chicago Hub. A venture of Nicor Gas, which provides natural gas storage and transmission-related services to marketers and other gas distribution companies.

CPUC. California Public Utilities Commission, the agency that regulates utility services in California.

Degree day. The extent to which the daily average temperature falls below 65 degrees Fahrenheit. Normal weather for Nicor Gas' service territory, for purposes of this report, is considered to be 5,600 degree days per year for 2010 and 2009 and 5,830 degree days per year for 2008.

EN Engineering. EN Engineering, L.L.C., a previously owned joint venture that provides engineering and consulting services. Nicor sold its ownership on March 31, 2009.

FERC. Federal Energy Regulatory Commission, the agency that regulates the interstate transportation of natural gas, oil and electricity.

Financial Reform Legislation. Dodd-Frank Wall Street Reform and Consumer Protection Act.

Health Care Act. Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010.

Horizon Pipeline. Horizon Pipeline Company, L.L.C., a 50-percent-owned joint venture that operates an interstate regulated natural gas pipeline of approximately 70 miles, stretching from Joliet, Illinois to near the Wisconsin/Illinois border.

ICC. Illinois Commerce Commission, the agency that establishes the rules and regulations governing utility rates and services in Illinois.

IDR. Illinois Department of Revenue.

IRS. Internal Revenue Service.

Jobs Act. American Jobs Creation Act of 2004.

LIBOR. London Inter-bank Offered Rate.

LIFO. Last-in, first-out.

Mcf, MMcf, Bcf. Thousand cubic feet, million cubic feet, billion cubic feet.

Nicor. Nicor Inc., or the registrant.

Nicor Advanced Energy. Prairie Point Energy, L.L.C. (doing business as Nicor Advanced Energy), a wholly owned business that provides natural gas and related services on an unregulated basis to residential and small commercial customers.

Nicor Enerchange. Nicor Enerchange, L.L.C., a wholly owned business that engages in wholesale marketing of natural gas supply services primarily in the Midwest, administers the Chicago Hub for Nicor Gas, serves commercial and industrial customers in the northern Illinois market area, and manages Nicor Solutions' and Nicor Advanced Energy's product risks, including the purchase of natural gas supplies.

Nicor Gas. Northern Illinois Gas Company (doing business as Nicor Gas Company) is a regulated wholly owned public utility business and one of the nation's largest distributors of natural gas.

Nicor Services. Nicor Energy Services Company, a wholly owned business that provides customer move connection services for utilities and product warranty contracts, heating, ventilation and air conditioning repair, maintenance and installation services and equipment to retail markets, including residential and small commercial customers.

Nicor Solutions. Nicor Solutions, L.L.C., a wholly owned business that offers residential and small commercial customers energy-related products that provide for natural gas cost stability and management of their utility bill.

NYMEX. New York Mercantile Exchange.

PBR. Performance-based rate, a regulatory plan which ended on January 1, 2003, that provided economic incentives based on natural gas cost performance.

PCBs. Polychlorinated Biphenyls.

PGA. Purchased Gas Adjustment, a rate rider that passes natural gas costs directly through to customers without markup, subject to ICC review.

Rider. A rate adjustment mechanism that is part of a utility's tariff which authorizes it to provide specific services or assess specific charges.

Sawgrass Storage. Sawgrass Storage, L.L.C., a 50-percent-owned natural gas storage development joint venture with Mill Creek Gas Storage, L.L.C., an affiliate of Samson Contour Energy E&P, L.L.C., involving the proposed development of a depleted natural gas reservoir located near Monroe, Louisiana.

SEC. The United States Securities and Exchange Commission.

TEL. Tropic Equipment Leasing, Inc., a wholly owned subsidiary of Nicor, holds the company's interest in Triton.

TEU. Twenty-foot equivalent unit, a measure of volume in containerized shipping equal to one 20-foot-long container.

Triton. Triton Container Investments L.L.C., a cargo container leasing company in which Nicor Inc. has an investment.

Tropical Shipping. A wholly owned business and a carrier of containerized freight in the Bahamas and the Caribbean region.

PART I

Item 1. Business

Nicor, an Illinois corporation formed in 1976, is a holding company. Gas distribution is Nicor's primary business. Nicor's major subsidiaries include Nicor Gas, one of the nation's largest distributors of natural gas, and Tropical Shipping, a transporter of containerized freight in the Bahamas and the Caribbean region. Nicor also owns several energy-related ventures, including Nicor Services, Nicor Solutions and Nicor Advanced Energy, which provide energy-related products and services to retail markets, Nicor Enerchange, a wholesale natural gas marketing company, and Central Valley, which is developing a natural gas storage facility. As a consolidated group, Nicor had approximately 3,800 employees at year-end 2010.

Summary financial information for Nicor's major businesses is included in Item 8 – Notes to the Consolidated Financial Statements – Note 14 – Business Segment and Geographic Information. The following sections describe Nicor's plan of merger with AGL Resources, followed by descriptions of Nicor's larger businesses. Certain terms used herein are defined in the glossary on pages ii and iii.

PROPOSED MERGER WITH AGL RESOURCES

In December 2010, Nicor entered into an Agreement and Plan of Merger (the "Merger Agreement") with AGL Resources. In accordance with the Merger Agreement, each share of Nicor common stock outstanding at the Effective Time (as defined in the Merger Agreement), other than shares to be cancelled, and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive consideration consisting of (i) $21.20 in cash and (ii) 0.8382 shares of AGL Resources common stock, subject to adjustment in certain circumstances.

The completion of the proposed merger is subject to various customary conditions, including, among others (i) shareholder approval by both companies, (ii) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the SEC's clearance of a registration statement registering AGL Resources common stock and (iv) receipt of all required regulatory approvals from, among others, the ICC.

The Merger Agreement contains certain termination rights for both Nicor and AGL Resources, and further provides for the payment of fees and expenses upon termination under specified circumstances. The proposed merger is expected to be completed in the second half of 2011. Except for specific references to the proposed merger, the disclosures contained in this report on Form 10-K relate solely to Nicor.

In January 2011, Nicor, Nicor Gas and AGL Resources filed a joint application with the ICC for approval of the proposed merger. The application did not request a rate increase and included a commitment to maintain the number of full-time equivalent employees involved in the operation of Nicor's gas distribution subsidiary at a level comparable to current staffing for a period of three years following merger completion. The ICC has eleven months to act upon the application.

For additional information relating to the proposed merger please see Nicor's Form 8-K filed on December 7, 2010 and the joint proxy statement / prospectus contained in the registration statement on Form S-4 filed by AGL Resources on February 4, 2011.

GAS DISTRIBUTION

General

Nicor Gas, a regulated natural gas distribution utility, serves 2.2 million customers in a service territory that encompasses most of the northern third of Illinois, excluding the city of Chicago. The company's service territory is diverse, providing the company with a well-balanced mix of residential, commercial and industrial customers. Residential customers typically account for approximately 50 percent of natural gas deliveries, while commercial and industrial customers each typically account for approximately 25 percent. See Gas Distribution Statistics on page 31 for operating revenues, deliveries and number of customers by customer classification. Nicor Gas had approximately 2,200 employees at year-end 2010.

Nicor Gas maintains franchise agreements with most of the incorporated municipalities it serves, allowing it to construct, operate and maintain distribution facilities in those incorporated municipalities. Franchise agreement terms range up to 50 years. Currently, about one-third of the agreements will expire within five years.

Customers have the option of purchasing their own natural gas supplies, with delivery of the gas by Nicor Gas. The larger of these transportation customers also have options that include the use of Nicor Gas' storage system and the ability to choose varying supply backup levels. The choice of transportation service as compared to natural gas sales service results in less revenue for Nicor Gas but has no direct impact on net operating results. Nicor Gas continues to deliver natural gas, maintain its distribution system and respond to emergencies.

Nicor Gas also operates the Chicago Hub, which provides natural gas storage and transmission-related services to marketers and other gas distribution companies. The Chicago area is a major market hub for natural gas, and demand exists for storage and transmission-related services by marketers, other gas distribution companies and electric power-generation facilities. Nicor Gas' Chicago Hub addresses that demand. Chicago Hub revenues are passed directly through to customers as a credit to Nicor Gas' PGA rider.

Sources of Natural Gas Supply

Nicor Gas purchases natural gas supplies in the open market by contracting with producers and marketers. It also purchases transportation and storage services from interstate pipelines that are regulated by the FERC. When firm pipeline services are temporarily not needed, Nicor Gas may release the services in the secondary market under FERC-mandated capacity release provisions, with proceeds reducing the cost of natural gas charged to customers.

Peak-use requirements are met through utilization of company-owned storage facilities, pipeline transportation capacity, purchased storage services and other supply sources, arranged by either Nicor Gas or its transportation customers. Nicor Gas has been able to obtain sufficient supplies of natural gas to meet customer requirements. The company believes natural gas supply and pipeline capacity will be sufficiently available to meet market demands in the foreseeable future.

Natural gas supply. Nicor Gas maintains a diversified portfolio of natural gas supply contracts. Supply purchases are diversified by supplier, producing region, quantity, credit limits and available transportation. Natural gas supply pricing is generally tied to published price indices so as to approximate current market prices. These supply contracts also may require the payment of fixed demand charges to ensure the availability of supplies on any given day. The company also purchases natural gas supplies on the spot market to fulfill its supply requirements or to take advantage of favorable short-term pricing.

As part of its purchasing practices, Nicor Gas maintains a price risk hedging strategy to reduce the risk of price volatility. A disciplined approach is used to systematically forward hedge a predetermined portion of forecasted monthly volumes.

As noted previously, transportation customers purchase their own natural gas supplies. About one-half of the natural gas that the company delivers is purchased by transportation customers directly from producers and marketers.

Pipeline transportation. The Nicor Gas distribution and storage system is directly connected to eight interstate pipelines. This provides the company with direct access to most of the major natural gas producing regions in North America. The company has long-term transportation contracts with nearly all of these interstate pipelines and generally has a right-of-first-refusal for contract extensions. The largest of these long-term transportation contracts is with Natural Gas Pipeline Company of America ("NGPL") which provides approximately 70 percent of the firm transportation capacity. In addition, Nicor Gas enters into short-term winter-only transportation contracts and market-area transportation contracts that enhance Nicor Gas' operational flexibility.

Storage. Nicor Gas owns and operates eight underground natural gas storage facilities. This storage system is one of the largest in the gas distribution industry. The storage reservoirs provide a total inventory capacity of about 150 Bcf, approximately 135 Bcf of which can be cycled on an annual basis. The system is designed to meet about 50 percent of the company's estimated peak-day deliveries and approximately 40 percent of its normal winter deliveries. In addition to company-owned facilities, Nicor Gas has about 40 Bcf of purchased storage services under contracts with NGPL that expire in 2012 and 2013. This level of storage capability provides Nicor Gas with supply flexibility, improves the reliability of deliveries, and can mitigate the risk associated with seasonal price movements.

Competition/Demand

Nicor Gas is the largest natural gas distributor in Illinois and is regulated by the ICC. The company is the sole distributor of natural gas in essentially all of its service territory. In the commercial and industrial markets, the company's natural gas services compete with other forms of energy, such as electricity, coal, propane and oil, based on such factors as price, service, reliability and environmental impact. In addition, the company has a tariff that allows negotiation with potential bypass customers. Nicor Gas also offers commercial and industrial customers alternatives in rates and service, increasing its ability to compete in these markets. Other significant factors that impact demand for natural gas include weather, conservation and economic conditions.

Natural gas deliveries are temperature-sensitive and seasonal since about one-half of all deliveries are used for space heating. Typically, about three-quarters of the deliveries and revenues occur from October through March. Fluctuations in weather have the potential to significantly impact year-to-year comparisons of operating income and cash flow. It is estimated that a 100 degree day variation from normal weather impacts Nicor Gas' distribution margin, net of income taxes, by approximately $1.3 million under the company's current rate structure.

The effect of weather variations on Nicor Gas' results is offset, in part, due to weather risks within the consolidated Nicor group related to the utility-bill management products marketed by Nicor Solutions and Nicor Advanced Energy. The amount of this offset has approximated 30 percent to 65 percent and will vary depending upon the time of year, weather patterns, the number of customers for these products and the market price for natural gas.

Nicor Gas' large residential customer base provides for a relatively stable level of natural gas deliveries during weak economic conditions. The company's industrial and commercial customer base is well diversified, lessening the impact of industry-specific economic swings. However, deliveries of natural gas can be negatively affected by conservation, high natural gas prices and the use of alternative energy sources.

Regulation

Nicor Gas is regulated by the ICC, which governs utility rates and services in Illinois. Those ICC orders and regulations that may significantly affect business performance include the following:

- Base rates, which are set by the ICC, are designed to allow the company an opportunity to recover its costs and earn a fair return for investors. On March 25, 2009, the ICC issued an order approving an increase in Nicor Gas' base revenues of approximately $69 million, a rate of return on rate base of 7.58 percent and a rate of return on equity of 10.17 percent. On October 7, 2009, the ICC increased the annual base revenues approved for Nicor Gas in the March 25, 2009 order by approximately $11 million as a result of a rehearing decision and increased the rate of return on rate base to 8.09 percent. Therefore, the total annual base revenue increase resulting from these ICC orders is approximately $80 million. For additional information about the rate proceeding, see Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 – Notes to the Consolidated Financial Statements – Note 18 – Regulatory Proceedings.

- The company's ICC-approved tariffs provide that the cost of natural gas purchased for customers will be fully charged to customers without markup. Therefore, the company does not profit from the sale of natural gas. Rather, the company earns income from fixed monthly charges and from variable transportation charges for delivering natural gas to customers. Annually, the ICC initiates a review of the company's natural gas purchasing practices for prudence, and may disallow the pass-through of costs considered imprudent. The annual prudence reviews for calendar years 1999-2010 are open for review.

- The company has ICC-approved tariffs that provide for the pass-through of prudently incurred environmental costs related to the remediation of former manufactured gas plant sites. Manufactured gas plants were used in the 1800's and early to mid 1900's to produce manufactured gas from coal, creating a coal tar byproduct. Current environmental laws may require the cleanup of coal tar at certain of these sites. As of December 31, 2010, the company had recorded a liability in connection with these matters of $28.7 million. These costs are subject to annual ICC review. For additional information on the company's obligation for manufactured gas plants, see Item 8 – Notes to the Consolidated Financial Statements – Note 20 – Contingencies – Manufactured Gas Plant Sites.

- On February 2, 2010, the ICC approved a bad debt rider which provides for the recovery from (or refund to) customers of the difference between Nicor Gas' actual bad debt experience on an annual basis and the benchmark bad debt expense included in its base rates for the respective year. For additional information about the bad debt rider, see Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 – Notes to the Consolidated Financial Statements – Note 18 – Regulatory Proceedings.

- As part of the rate order issued in 2009, the ICC approved an energy efficiency rider to fund the costs of energy savings programs. Pursuant to an Illinois law enacted in 2009 that requires local gas distribution utilities to establish plans to achieve specified energy savings goals beginning in June 2011, Nicor Gas filed an application with the ICC seeking approval of a new energy efficiency plan on September 29, 2010. The law provides utilities with a rider to collect the costs of the plan from customers. Under its proposed plan, the company estimates that it would bill nearly $100 million to customers under the rider, over a three year period commencing June 1, 2011, to fund the costs of various energy savings programs identified in the company's filing. This new energy efficiency plan rider will replace the rider currently in effect. The costs under these riders are subject to annual ICC review.

- On July 1, 2009, Nicor Gas filed a petition seeking re-approval from the ICC of the operating agreement that governs many inter-company transactions between Nicor Gas and its affiliates. The petition was filed pursuant to a requirement contained in the ICC order approving the company's most recent general rate increase and requested that the operating agreement be re-approved without change. For additional information regarding this proceeding, see Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations.

- On January 18, 2011, AGL Resources, Nicor and Nicor Gas filed a joint application with the ICC seeking approval of the merger of AGL Resources and Nicor and other approvals relating to the merger. For additional information regarding this proceeding, see Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations.

Nicor Gas enters into various service agreements with Nicor and its affiliates. Nicor Gas, to the extent required, obtains ICC approvals for these agreements.

The ICC has other rules that impact the operations of utilities in Illinois.

A PBR plan for natural gas costs went into effect in 2000 and was terminated by the company effective January 1, 2003. Under the PBR plan, Nicor Gas' total natural gas supply costs were compared to a market-sensitive benchmark. Savings and losses relative to the benchmark were determined annually and shared equally with sales customers. The results of the PBR plan are currently under ICC review. Additional information on the plan and the ICC review are presented in Item 8 – Notes to the Consolidated Financial Statements – Note 20 – Contingencies – PBR Plan.

Gas distribution, transmission and storage system, and other properties

The gas distribution, transmission and storage system includes approximately 34,000 miles of steel, plastic and cast iron main; approximately 2.0 million steel, plastic/aluminum composite, plastic and copper services connecting the mains to customers' premises; and eight underground storage fields. Other properties include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools, communication and computer equipment, software and office equipment.

Most of the company's distribution and transmission property, and underground storage fields are located on property owned by others and used by the company through easements, permits or licenses. The company owns most of the buildings housing its administrative offices and the land on which they sit.

Substantially all gas distribution properties are subject to the lien of the indenture securing Nicor Gas' First Mortgage Bonds.

Additional information about Nicor Gas' business is presented in Item 1A – Risk Factors, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 – Notes to the Consolidated Financial Statements.

SHIPPING

Tropical Shipping is a transporter of containerized freight in the Bahamas and the Caribbean, a region which has historically been characterized by modest market growth and intense competition. The company is a major carrier of exports from the east coast of the United States and Canada to these regions. The company's shipments consist primarily of southbound cargo such as building materials, food and other necessities for developers, manufacturers and residents in the Caribbean and the Bahamas, as well as tourist-related shipments intended for use in hotels and resorts, and on cruise ships. The balance of Tropical Shipping's cargo consists primarily of interisland shipments and northbound shipments of apparel and agricultural products. Other related services such as inland transportation and cargo insurance are also provided by Tropical Shipping or other Nicor subsidiaries.

At December 31, 2010, Tropical Shipping's operating fleet consisted of 11 owned vessels and 3 chartered vessels with a container capacity totaling approximately 4,970 TEUs. In addition to the vessels, the company owns and/or leases containers, container-handling equipment, chassis and other equipment. Real property, more than half of which is leased, includes office buildings, cargo handling facilities and warehouses located in the United States, Canada and some of the ports served.

Additional information about Tropical Shipping's business is presented in Item 1A – Risk Factors, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 – Notes to the Consolidated Financial Statements.

OTHER ENERGY VENTURES

Nicor owns several energy-related ventures, including three companies marketing energy-related products and services and a wholesale natural gas marketing company. Nicor is also developing natural gas storage facilities and owns an interest in an interstate natural gas pipeline.

Nicor Services, Nicor Solutions and Nicor Advanced Energy are businesses that provide energy-related products and services to retail markets, including residential and small commercial customers. Nicor Services operates primarily in northern Illinois and provides warranty and maintenance contracts, as well as repair and installation services of heating, air conditioning and indoor air-quality equipment, and customer move connection services for utilities. In conjunction with national expansion efforts, Nicor Services began doing business under the Nicor National brand in 2009. Nicor Solutions offers its residential and small commercial customers, primarily in the Nicor Gas service territory, energy-related products that provide for natural gas price stability and management of their utility bill. These products mitigate and/or eliminate the risks to customers of colder than normal weather and/or changes in natural gas prices. Nicor Advanced Energy is certified by the ICC as an Alternate Gas Supplier, authorizing it to be a non-utility marketer of natural gas for residential and small commercial customers. Nicor Advanced Energy presently operates in northern Illinois, offering customers an alternative to the utility as its natural gas supplier.

Nicor Enerchange is a business that engages in wholesale marketing of natural gas supply services primarily in the Midwest, administers the Chicago Hub for Nicor Gas, serves commercial and industrial customers in the northern Illinois market area, and manages Nicor Solutions' and Nicor Advanced Energy's product risks, including the purchases of natural gas supplies.

Central Valley is developing an underground natural gas storage facility in the Sacramento River valley of north-central California and plans to provide approximately 11 Bcf of working natural gas capacity, offering flexible, high-deliverability multi-cycle services and interconnection to a regional pipeline. In October 2010, the CPUC approved Central Valley's Certificate of Public Convenience and Necessity to construct and operate the storage facility. Central Valley plans to initiate construction activity during the first quarter of 2011 and expects completion during the fourth quarter of 2011, with firm storage services commencing in early 2012. Nicor is also participating in a natural gas storage development joint venture known as Sawgrass Storage. In 2010, Sawgrass Storage initiated the pre-filing process with the FERC.

Horizon Pipeline, a 50-percent-owned joint venture with NGPL, operates a natural gas pipeline of approximately 70 miles, stretching from Joliet, Illinois to near the Wisconsin/Illinois border. Nicor Gas has contracted for approximately 80 percent of Horizon Pipeline's capacity under an agreement expiring in 2012 at rates that have been accepted by the FERC.

EN Engineering, a previously-owned joint venture between Nicor and A. Epstein & Sons International, is an engineering and consulting firm that specializes in the design, installation and maintenance of natural gas, petroleum and liquid pipeline facilities. EN Engineering provides engineering and corrosion services to Nicor Gas. Nicor sold its ownership on March 31, 2009.

Additional information about Nicor's other energy ventures is presented in Item 1A – Risk Factors, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 – Notes to the Consolidated Financial Statements.

CORPORATE

Nicor has various equity investments, the largest of which is Triton, a cargo container leasing business. Additional information on Nicor's equity investments are presented in Item 8 – Notes to the Consolidated Financial Statements – Note 15 – Equity Investment Income, Net.

AVAILABLE INFORMATION

Nicor files various reports with the SEC. These reports include the annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 (a) of the Securities Exchange Act of 1934. Nicor makes all of these reports available without charge to the public on the investor section of the company's Internet site at www.nicor.com as soon as reasonably practicable after Nicor files them with, or furnishes them to, the SEC.

Item 1A. Risk Factors

The following factors are the most significant factors that can impact year-to-year comparisons and may affect the future performance of the company's businesses. New risks may emerge and management cannot predict those risks or estimate the extent to which they may affect the company's financial performance.

The risks described below should be carefully considered in addition to the other cautionary statements and risks described elsewhere, and the other information contained in this report and in Nicor's other filings with the SEC, including its subsequent reports on Forms 10-Q and 8-K. The risks and uncertainties described below are not the only risks Nicor faces although they are the most significant risks. See Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7A – Quantitative and Qualitative Disclosures About Market Risk, and Item 8 – Notes to the Consolidated Financial Statements for further discussion of these and other risks Nicor faces. Additionally, see the joint proxy / prospectus contained in the registration statement on Form S-4 filed by AGL Resources on February 4, 2011.

Regulation of Nicor Gas, including changes in the regulatory environment in general, may adversely affect the company's results of operations, cash flows and financial condition.

Nicor Gas is regulated by the ICC, which has general regulatory power over practically all phases of the public utility business in Illinois, including rates and charges, issuance of securities, services and facilities, system of accounts, investments, safety standards, transactions with affiliated interests and other matters.

Nicor Gas is permitted by the ICC's PGA regulation to adjust the charge to its sales customers on a monthly basis to recover the company's prudently incurred actual costs to acquire the natural gas it delivers to them. The company's gas costs are subject to subsequent prudence reviews by the ICC for which the company makes annual filings. The annual prudence reviews for calendar years 1999-2010 are open for review and any disallowance of costs in those proceedings could adversely affect Nicor Gas' results of operations, cash flows and financial condition.

Additionally, Nicor Gas is permitted by ICC regulations to periodically adjust the charge to its customers to recover the company's prudently incurred actual costs associated with environmental remediation at former manufactured gas plant sites, franchise payments to municipalities, energy efficiency programs and, as approved in February 2010, bad debt expense. These charges are subject to subsequent prudence reviews by the ICC and any disallowance of costs by the ICC could adversely affect Nicor Gas' results of operations, cash flows and financial condition.

Most of Nicor Gas' other charges are changed only through a rate case proceeding with the ICC. The charges established in a rate case proceeding are based on an approved level of operating costs and investment in utility property and are designed to allow the company an opportunity to recover those costs and to earn a fair return on that investment based upon an estimated volume of annual natural gas deliveries. To the extent Nicor Gas' actual costs to provide utility service are higher than the levels approved by the ICC, or its actual natural gas deliveries are less than the annual volume estimated by the ICC, Nicor Gas' results of operations, cash flows and financial condition could be adversely affected until such time as it files for and obtains ICC approval for new charges through a rate case proceeding.

Nicor Gas is subject to rules and regulations pertaining to the integrity of its distribution system and environmental compliance. The company's results of operations, cash flows and financial condition could be adversely affected by any additional laws or regulations that are enacted that require significant increases in the amount of expenditures for system integrity and environmental compliance.

The ICC has other rules that impact the operations of utilities in Illinois. Changes in these rules could impact the company's results of operations, cash flows and financial condition.

Nicor Gas enters into various service agreements with Nicor and its affiliates. Nicor Gas obtains the required ICC approvals for these agreements. The company's results of operations, cash flows and financial condition could be adversely affected if, as a result of a change in law or action by the ICC, new restrictions are imposed that limit or prohibit certain service agreements between Nicor Gas and its affiliates.

A change in the ICC's approved rate mechanism for recovery of environmental remediation costs at former manufactured gas plant sites, or adverse decisions with respect to the prudence of costs actually incurred, could adversely affect the company's results of operations, cash flows and financial condition.

Current environmental laws may require the cleanup of coal tar at certain former manufactured gas plant sites for which the company may in part be responsible. Management believes that any such costs that are not recoverable from other entities or from insurance carriers are recoverable through rates for utility services under an ICC-approved mechanism for the recovery of prudently incurred costs. A change in this rate recovery mechanism, however, or a decision by the ICC that some or all of these costs were not prudently incurred, could adversely affect the company's results of operations, cash flows and financial condition.

An adverse decision in the proceeding concerning Nicor Gas' PBR plan could result in a refund obligation which could adversely affect the company's results of operations, cash flows and financial condition.

In 2000, Nicor Gas instituted a PBR plan for natural gas costs. Under the PBR plan, Nicor Gas' total gas supply costs were compared to a market-sensitive benchmark. Savings and losses relative to the benchmark were determined annually and shared equally with sales customers. The PBR plan was terminated effective January 1, 2003. There are allegations that Nicor Gas acted improperly in connection with the PBR plan, and the ICC is reviewing these allegations in a pending proceeding. An adverse decision in this proceeding could result in a refund to ratepayers or other obligations which could adversely affect the company's results of operations, cash flows and financial condition.

Nicor Gas relies on direct connections to eight interstate pipelines and extensive underground storage capacity. If these pipelines or storage facilities were unable to deliver natural gas for any reason it could impair Nicor Gas' ability to meet its customers' full requirements which could adversely affect the company's results of operations, cash flows and financial condition.

Nicor Gas meets its customers' peak day, seasonal and annual gas requirements through deliveries of natural gas transported on interstate pipelines, with which it or its natural gas suppliers have contracts, and through withdrawals of natural gas from storage fields it owns or leases. Nicor Gas contracts with multiple pipelines for transportation services. If a pipeline were to fail to perform transportation or storage service, including as a result of war, acts or threats of terrorism, mechanical problems or natural disaster, on a peak day or other day with high volume gas requirements, Nicor Gas' ability to meet all of its customers' natural gas requirements may be impaired unless or until alternative arrangements for delivery of supply were put in place. Likewise, if a storage field owned by Nicor Gas, or a principal Nicor Gas-owned transmission or distribution pipeline used to deliver natural gas to the market, were to be out of service for any reason, including as a result of war, acts or threats of terrorism, mechanical problems or natural disaster, this could impair Nicor Gas' ability to meet its customers' full requirements which could adversely affect the company's results of operations, cash flows and financial condition.

Fluctuations in weather, conservation, economic conditions and use of alternative fuel sources have the potential to adversely affect the company's results of operations, cash flows and financial condition.

When weather conditions are milder than normal, Nicor Gas has historically delivered less natural gas, and consequently may earn less income. Nicor Gas' natural gas deliveries are temperature-sensitive and seasonal since about one-half of all deliveries are used for space heating. Typically, about three-quarters of the deliveries and revenues occur from October through March. Mild weather in the future could adversely affect the company's results of operations, cash flows and financial condition. In addition, factors including, but not limited to, conservation, economic conditions and the use of alternative fuel sources could also result in lower customer demand.

Conversely, results from products sold by Nicor Solutions and Nicor Advanced Energy generally benefit from milder than normal weather. Nicor Solutions and Nicor Advanced Energy offer utility-bill management products that mitigate and/or eliminate the risks to customers of variations in weather. Benefits or costs related to these products resulting from variances from normal weather are recorded primarily at the corporate level as a result of an agreement between the parent company and certain of its subsidiaries. To the extent weather is colder than normal in the future, Nicor Solutions and Nicor Advanced Energy's results of operations, cash flows and financial condition could be adversely affected.

Conservation could adversely affect the company's results of operations, cash flows and financial condition.

As a result of recent legislative and regulatory initiatives, the company has put into place programs to promote additional energy efficiency by its customers. Funding for such programs is being recovered through a cost recovery rider. However, the adverse impact of lower deliveries and resulting reduced margin could adversely affect the company's results of operations, cash flows and financial condition until such time as it files for and obtains ICC approval for new charges through a rate case proceeding.

Possible legislation or regulation intended to address concerns about climate change could adversely affect the company's results of operations, cash flows and financial condition.

Future laws may mandate reductions in greenhouse gas emissions by the company and its customers in an effort to address concerns about the possible effect of those emissions on the climate. If enacted, such laws could require the company to reduce emissions and to incur compliance costs that could adversely affect the company's results of operations, cash flows and financial condition.

Natural gas commodity price changes may affect the operating costs and competitive positions of the company's businesses which could adversely affect its results of operations, cash flows and financial condition.

Nicor's energy-related businesses are sensitive to changes in natural gas prices. Natural gas prices historically have been volatile and may continue to be volatile in the future. Prices for natural gas are subject to a variety of factors that are beyond Nicor's control. These factors include, but are not limited to, the level of consumer demand for, and the supply of, natural gas, processing, gathering and transportation availability, the level of imports of, and the price of foreign natural gas, legislatively mandated gas supply purchase obligations, the price and availability of alternative fuel sources, weather conditions, natural disasters and political conditions or hostilities in natural gas producing regions.

Any changes in natural gas prices could affect the prices Nicor's energy-related businesses charge, operating costs and the competitive position of products and services. In accordance with the ICC's PGA regulations, Nicor Gas adjusts its gas cost charges to sales customers on a monthly basis to account for changes in the price of natural gas. However, changes in natural gas prices can also impact certain operating and financing costs that can only be reflected in Nicor Gas' charges to customers if approved by the ICC in a rate case. Increases in natural gas prices can also have an adverse effect on natural gas distribution margin because such increases can result in lower customer demand.

Nicor's other energy businesses are also subject to natural gas commodity price risk, arising primarily from fixed-price purchase and sale agreements, natural gas inventories and utility-bill management arrangements. Derivative instruments such as futures, options, forwards and swaps may be used to hedge these risks.

Nicor's use of derivative instruments could adversely affect the company's results of operations, cash flows and financial condition.

Nicor uses derivative instruments, including futures, options, forwards and swaps, either traded on exchanges or executed over-the-counter with natural gas merchants as well as financial institutions, to hedge natural gas price risk. Fluctuating natural gas prices cause earnings and financing costs of Nicor to be impacted. The use of derivative instruments that are not perfectly matched to the exposure could adversely affect the company's results of operations, cash flows and financial condition. Also, when Nicor's derivative instruments either do not qualify for hedge accounting treatment or for which hedge accounting is not elected, the company's results of operations, cash flows and financial condition could be adversely affected.

Nicor is subject to margin requirements in connection with the use of derivative financial instruments and these requirements could escalate if prices move adversely.

Adverse decisions in lawsuits seeking a variety of damages allegedly caused by mercury spillage could adversely affect the company's results of operations, cash flows and financial condition.

Nicor Gas has incurred, and expects to continue to incur, costs related to its historical use of mercury in various kinds of equipment. Nicor Gas remains a defendant in several private lawsuits, all in the Circuit Court of Cook County, Illinois, seeking a variety of unquantified damages (including bodily injury and property damages) allegedly caused by mercury spillage resulting from the removal of mercury-containing regulators. Potential liabilities relating to these claims have been assumed by a contractor's insurer subject to certain limitations. Adverse decisions regarding these claims, if not fully covered by such insurance, could adversely affect the company's results of operations, cash flows and financial condition.

Transporting and storing natural gas involves numerous risks that may result in accidents and other operating risks and costs that could adversely affect the company's results of operations, cash flows and financial condition.

Nicor Gas' activities involve a variety of inherent hazards and operating risks, such as leaks, accidents and mechanical problems, which could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution and impairment of Nicor Gas' operations, which in turn could lead to substantial losses. In accordance with customary industry practice, Nicor Gas maintains insurance against some, but not all, of these risks and losses. The location of pipelines and storage facilities near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. The occurrence of any of these events if not fully covered by insurance could adversely affect the company's results of operations, cash flows and financial condition.

A significant decline in the market value of investments held within the pension trust maintained by Nicor Gas adversely affects the company's results of operations, cash flows and financial condition.

Nicor Gas sponsors a defined benefit pension plan and, over the years, has made contributions to a trust to fund future benefit obligations of the pension plan participants. A significant decline in the market value of investments held in the trust of the pension plan unfavorably impacts the benefit costs associated with the pension plan and could adversely affect Nicor Gas' liquidity if additional contributions to the trust are required. These impacts, either individually or in aggregate, may adversely affect the company's results of operations, cash flows and financial condition.

An inability to access financial markets could affect the execution of Nicor's business plan and could adversely affect the company's results of operations, cash flows and financial condition.

Nicor relies on access to both short- and long-term capital markets as a significant source of liquidity for capital and operating requirements not satisfied by the cash flows from its operations. Management believes that Nicor and its subsidiaries will maintain sufficient access to these financial markets based upon current credit ratings. However, certain disruptions outside of Nicor's control or events of default under its debt agreements may increase its cost of borrowing or restrict its ability to access one or more financial markets. Such disruptions could include an economic downturn, the bankruptcy of an unrelated energy company or downgrades to Nicor's credit ratings. Furthermore, Nicor's ability to incur indebtedness or issue debt securities is restricted by the covenants set forth in the Merger Agreement. Restrictions on Nicor's ability to access financial markets may affect its ability to execute its business plan as scheduled and could adversely affect the company's results of operations, cash flows and financial condition.

Changes in the rules and regulations of certain regulatory agencies could adversely affect the results of operations, cash flows and financial condition of Tropical Shipping.

Tropical Shipping is subject to the International Ship and Port-facility Security Code and is also subject to the United States Maritime Transportation Security Act, both of which require extensive security assessments, plans and procedures. Tropical Shipping is also subject to the regulations of both the Federal Maritime Commission, and the Surface Transportation Board, other federal agencies as well as local laws, where applicable. Additional costs that could result from changes in the rules and regulations of these regulatory agencies would adversely affect the results of operations, cash flows and financial condition of Tropical Shipping.

Tropical Shipping's business is dependent on general economic conditions. Changes or downturns in the economy could adversely affect the results of operations, cash flows and financial condition of Tropical Shipping.

Tropical Shipping's business consists primarily of the shipment of building materials, food and other necessities from the United States and Canada to developers, manufacturers and residents in the Bahamas and the Caribbean region, as well as tourist-related shipments intended for use in hotels and resorts, and on cruise ships. As a result, Tropical Shipping's results of operations, cash flows and financial condition can be significantly affected by adverse general economic conditions in the United States, Bahamas, Caribbean region and Canada. Also, a shift in buying patterns that results in such goods being sourced directly from other parts of the world, including China and India, rather than the United States and Canada, could significantly affect Tropical Shipping's results of operations, cash flows and financial condition.

The occurrence of hurricanes, storms and other natural disasters in Tropical Shipping's area of operations could adversely affect its results of operations, cash flows and financial condition.

Tropical Shipping's operations are affected by weather conditions in Florida, Canada, the Bahamas and Caribbean regions. During hurricane season in the summer and fall, Tropical Shipping may be subject to revenue loss, higher operating expenses, business interruptions, delays, and ship, equipment and facilities damage which could adversely affect Tropical Shipping's results of operations, cash flows and financial condition.

Nicor has credit risk that could adversely affect the company's results of operations, cash flows and financial condition.

Nicor extends credit to its counterparties. Despite what the company believes to be prudent credit policies and the maintenance of netting arrangements, the company is exposed to the risk that it may not be able to collect amounts owed to it. If counterparties fail to perform and any collateral the company has secured is inadequate, it could adversely affect the company's results of operations, cash flows and financial condition.

The company is involved in legal or administrative proceedings before various courts and governmental bodies that could adversely affect the company's results of operations, cash flows and financial condition.

The company is involved in legal or administrative proceedings before various courts and governmental bodies with respect to general claims, rates, taxes, environmental issues, billing, credit and collection matters, intersegment services, gas cost prudence reviews and other matters. Adverse decisions regarding these matters, to the extent they require the company to make payments in excess of amounts provided for in its financial statements, could adversely affect the company's results of operations, cash flows and financial condition.

Changes in taxation could adversely affect the company's results of operations, cash flows and financial condition.

Various tax and fee increases may occur in locations in which the company operates. For example, the Illinois corporate income tax rate was increased effective January 1, 2011. The company cannot predict whether other legislation or regulation will be introduced, the form of any legislation or regulation, or whether any such legislation or regulation will be passed by the legislatures or other governmental bodies. New taxes or an increase in tax rates would increase tax expense and could adversely affect the company's results of operations, cash flows and financial condition.

Changes in the laws and regulations regarding the sale and marketing of products and services offered by Nicor's other energy ventures could adversely affect the results of operations, cash flows and financial condition of Nicor.

Nicor's other energy ventures provide various energy-related products and services. These include sales of natural gas and utility-bill management services to residential and small commercial customers, the sale, repair, maintenance and warranty of heating, air conditioning and indoor air quality equipment and wholesale natural gas supply services. The sale and marketing of these products and services by Nicor's other energy ventures are subject to various state and federal laws and regulations. Changes in these laws and regulations could impose additional costs on, or restrict or prohibit certain activities by, Nicor's other energy ventures which could adversely affect the results of operations, cash flows and financial condition of Nicor.

Risks Related to the Proposed Merger with AGL Resources

The merger may not be completed, which could adversely affect Nicor's business operations and stock price.

To complete the merger, AGL Resources shareholders must approve the issuance of shares of AGL Resources common stock as contemplated by the Merger Agreement and the amendment to AGL Resources' amended and restated articles of incorporation to increase the number of directors that may serve on AGL Resources' board of directors, and Nicor shareholders must approve the Merger Agreement. In addition, each of AGL Resources and Nicor must also make certain filings with and obtain certain other approvals and consents from various federal and state governmental and regulatory authorities.

AGL Resources and Nicor have not obtained all regulatory clearances, consents and approvals required to complete the merger. Governmental or regulatory agencies could still seek to block or challenge the merger or could impose restrictions they deem necessary or desirable in the public interest as a condition to approving the merger. If these approvals are not received, or they are not received on terms that satisfy the conditions set forth in the Merger Agreement, then neither AGL Resources nor Nicor will be obligated to complete the merger.

In addition, the Merger Agreement contains other customary closing conditions, which may not be satisfied or waived. If AGL Resources and Nicor are unable to complete the merger, Nicor would be subject to a number of risks, including the following:

- Nicor would not realize the anticipated benefits of the merger, including increased operating efficiencies;
- the attention of Nicor's management may have been diverted to the merger rather than to its own operations and the pursuit of other opportunities that could have been beneficial to Nicor;
- the potential loss of key personnel during the pendency of the merger as employees may experience uncertainty about their future roles with the combined company;
- Nicor will have been subject to certain restrictions on the conduct of its business, which may prevent it from making certain acquisitions or dispositions or pursuing certain business opportunities while the merger is pending; and
- the trading price of Nicor common stock may decline to the extent that the current market price reflects a market assumption that the merger will be completed.

Nicor is required to pay AGL Resources a termination fee and the reimbursement of merger-related out-of-pocket expenses if Nicor terminates the Merger Agreement under certain circumstances specified in the Merger Agreement.

The occurrence of any of these events individually or in combination could have a material adverse effect on Nicor's results of operations or the trading price of Nicor common stock.

Nicor is subject to contractual restrictions in the Merger Agreement that may hinder its operations pending the merger.

The Merger Agreement restricts Nicor, without AGL Resources' consent, from making certain acquisitions and taking other specified actions until the merger occurs or the Merger Agreement terminates. These restrictions may prevent Nicor from pursuing otherwise attractive business opportunities and making other changes to its business prior to completion of the merger or termination of the Merger Agreement.

The value of shares of AGL Resources common stock to be received by Nicor shareholders in the merger will fluctuate.

In the merger, each share of Nicor common stock outstanding immediately prior to completion of the merger (other than shares of Nicor common stock owned by AGL Resources, Nicor or any of their respective subsidiaries and shares of Nicor common stock held by Nicor shareholders who have perfected their dissenters' rights) will be converted into the right to receive $21.20 in cash and 0.8382 shares of AGL Resources common stock, subject to adjustment in certain circumstances. The exchange ratio will not be adjusted to reflect stock price changes prior to the completion of the merger.

The market prices of AGL Resources common stock and Nicor common stock immediately prior to the effective time of the completion of the merger may vary significantly from their market prices on the date of the Merger Agreement, the date of this Annual Report on Form 10-K and at the date of the special meeting of the shareholders of Nicor that is called to vote to approve the Merger Agreement. These variations may be the result of various factors, including, without limitation:

- changes in the business, operations or prospects of AGL Resources and/or Nicor;
- speculation regarding the likelihood that the merger will be completed and the timing of the completion;
- general market and economic conditions; and
- regulatory developments and/or litigation.

The merger may not be completed until a significant period of time has passed after the Nicor shareholder approval is received. At the time of the Nicor special meeting, Nicor shareholders will not know the exact market value of the AGL Resources common stock that will be received as a result of the merger.

The actual market value of shares of AGL Resources common stock, when received by Nicor shareholders, will depend on the market value of those shares on that date. This market value may be significantly less or significantly more than the value used to determine the number of shares to be issued pursuant to the merger, as that determination was made at the time the Merger Agreement was entered into by the parties. Neither AGL Resources nor Nicor is permitted to terminate the Merger Agreement solely because of a change in the market price for AGL Resources common stock or Nicor common stock.

The merger is subject to receipt of consent or approval from governmental entities that could delay or prevent the completion of the merger or that could cause abandonment of the merger.

To complete the merger, AGL Resources and Nicor need to obtain approvals or consents from, or make filings with, a number of United States federal and state public utility, antitrust and other regulatory authorities, including, among others, the Federal Trade Commission, the Department of Justice, the ICC and the CPUC.

While Nicor believes that they will receive the required statutory approvals and other clearances for the merger, there can be no assurance as to the timing of these approvals and clearances. If such approvals and clearances are received, they may impose terms that do not satisfy the conditions set forth in the Merger Agreement, which could permit AGL Resources or Nicor to terminate the Merger Agreement. A substantial delay in obtaining the required authorizations, approvals or consents or the imposition of unfavorable terms, conditions or restrictions contained in such authorizations, approvals or consents could prevent the consummation of the merger.

Governmental authorities could seek to block or challenge the merger as they deem necessary or desirable in the public interest.

The special meeting at which the Nicor shareholders will vote on the approval of the merger contemplated by the Merger Agreement may take place before all such approvals have been obtained and, in certain cases where they have not been obtained, before the terms of any conditions to obtain such approvals that may be imposed are known. As a result, if shareholder approval of the transactions contemplated by the Merger Agreement is obtained at such meeting, Nicor may make decisions after the special meeting to waive a condition or approve certain actions required to obtain necessary approvals without seeking further shareholder approval.

Nicor will be subject to various uncertainties while the merger is pending that may cause disruption and may make it more difficult to maintain relationships with employees, suppliers or customers.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on Nicor. Although Nicor intends to take steps designed to reduce any adverse effects, these uncertainties may impair Nicor's abilities to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with Nicor to seek to change or terminate existing business relationships with Nicor or not enter into new relationships or transactions.

Employee retention and recruitment may be challenging prior to the completion of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company. If, despite Nicor's retention and recruiting efforts, key employees depart or fail to continue employment with Nicor because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, Nicor's financial results could be adversely affected.

Pending shareholder suits could delay or prevent the closing of the merger or otherwise adversely impact the business and operations of Nicor.

Nicor, its board of directors, AGL Resources, one or both of AGL Resources' acquisition subsidiaries and, in one instance, Nicor's Executive Vice President and Chief Financial Officer, have been named as defendants in five putative class action lawsuits brought by purported Nicor shareholders challenging Nicor's proposed merger with AGL Resources. The shareholder actions variously allege, among other things, that the Nicor board of directors breached its fiduciary duties to Nicor and its shareholders by (i) approving the sale of Nicor to AGL Resources at an inadequate purchase price (and thus failing to maximize value to Nicor shareholders); (ii) conducting an inadequate sale process by agreeing to preclusive deal protection provisions in the Merger Agreement; and (iii) failing to disclose material information regarding the proposed merger to Nicor shareholders. The complaints also allege that AGL Resources and Nicor aided and abetted these alleged breaches of fiduciary duty. The shareholder actions seek, among other things, declaratory and injunctive relief, including orders enjoining the defendants from consummating the proposed merger and, in certain circumstances, damages. No assurances can be given as to the outcome of these lawsuits, including the costs associated with defending these lawsuits or any other liabilities or costs the parties may incur in connection with the litigation or settlement of these lawsuits. Furthermore, one of the conditions to closing the merger is that there are no injunctions issued by any court preventing the completion of the transactions. No assurance can be given that these lawsuits will not result in such an injunction being issued which could prevent or delay the closing of the transactions contemplated by the Merger Agreement.

Nicor will incur significant transaction, merger-related and restructuring costs in connection with the merger.

Nicor expects to incur costs associated with combining its operations with those of AGL Resources, as well as transaction fees and other costs related to the merger. These costs will be expensed as incurred.

The Merger Agreement contains provisions that limit Nicor's ability to pursue alternatives to the merger, which could discourage a potential acquirer of Nicor from making an alternative transaction proposal and, in certain circumstances, could require Nicor to pay AGL Resources a termination fee of $67 million.

Under the Merger Agreement, Nicor is restricted, subject to limited exceptions, from entering into alternative transactions. Unless and until the Merger Agreement is terminated, subject to specified exceptions, Nicor and its subsidiaries are restricted from initiating, soliciting, seeking, inducing or intentionally encouraging or facilitating any inquiries or the making of any proposal or offer for a competing acquisition proposal with any person. Furthermore, Nicor and its subsidiaries are subject to limitations on their ability to participate in any discussions or negotiations, or to furnish any information to any person that has made an acquisition proposal with respect to Nicor or to approve, endorse or recommend any such acquisition proposal for Nicor. Additionally, under the Merger Agreement, in the event of a potential change of recommendation by the board of directors of Nicor with respect to the merger-related proposals, Nicor must provide AGL Resources with five business days prior notice and, if requested, negotiate in good faith an adjustment to the terms and conditions of the Merger Agreement prior to changing its recommendation.

Nicor may terminate the Merger Agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including compliance with the non-solicitation provisions of the Merger Agreement. In addition, under the Merger Agreement, Nicor may be required to pay AGL Resources a termination fee of $67 million if the Merger Agreement is terminated under certain circumstances related to an alternative acquisition proposal. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Nicor from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than the value of the merger consideration proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

As a result of these restrictions, Nicor may not be able to enter into an agreement with respect to a more favorable alternative transaction without incurring a potentially significant liability to AGL Resources.

AGL Resources' inability to obtain the financing necessary to complete the transaction could delay or prevent the completion of the merger.

AGL Resources intends to finance the cash portion of the merger consideration with debt financing. To this end, AGL Capital Corporation (a subsidiary of AGL Resources), entered into a bridge facility pursuant to which, subject to certain conditions and limitations, the lenders agree to provide loans to AGL Capital Corporation in an aggregate principal amount of $1.05 billion. AGL Resources and/or AGL Capital Corporation may issue debt securities, preferred stock, common equity, or other securities, bank loans, or other debt financings in lieu of all or a portion of the drawing under the bridge facility.

Under the terms of the Merger Agreement, if all of the conditions to closing are satisfied and the proceeds of the financing or alternative financing necessary to complete the transaction are not available, the Merger Agreement may be terminated by either party, so long as such party is not in material breach of its representations, warranties or covenants in the Merger Agreement that was a proximate cause of the financing failure. In such event, AGL Resources is required to pay Nicor a financing failure fee of $115 million.

The availability of funds under the bridge facility is subject to certain conditions including, among others, the absence of a material adverse effect on AGL Resources or Nicor, pro forma compliance with a consolidated total debt to total capitalization ratio of 70 percent, the ability of AGL Capital Corporation to achieve certain minimum credit ratings and the ability of AGL Capital Corporation to achieve a certain liquidity level at closing. If AGL Resources is unable to timely obtain the financing because one of the conditions to the financing fails to be satisfied, the closing of the merger could be significantly delayed or may not occur at all.

The opinion rendered to the board of directors of Nicor by its financial advisor was based on the financial analyses it performed, which considered factors such as market and other conditions then in effect, and financial forecasts and other information made available to it, as of the date of its opinion. As a result, this opinion does not reflect changes in events or circumstances after the date of the opinion.

The opinion rendered to the board of directors of Nicor by Nicor's financial advisor was provided in connection with, and at the time of, the board of directors' evaluation of the merger. The opinion was necessarily based on the financial analyses performed, which considered market and other conditions then in effect, and financial forecasts and other information made available to the financial advisor, as of the date of its opinion, which may have changed after the date of the opinion. The opinion did not speak as of the time that the merger would be completed or as of any date other than the date of such opinion.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Information concerning Nicor and its major subsidiaries' properties is included in Item 1 – Business, and is incorporated herein by reference. These properties are suitable, adequate and utilized in the company's operations.

Item 3. Legal Proceedings

Illinois Attorney General Subpoena. On February 8, 2010, the Office of the Attorney General for the State of Illinois ("IOAG") issued a subpoena to Nicor to provide documents in connection with an IOAG investigation pursuant to the Illinois Whistleblower Reward and Protection Act. On November 30, 2010, the IOAG issued Nicor an amended request for information. According to the subpoena, the IOAG investigation relates to billing practices used with certain customer accounts involving government funds. While the company believes its billing practices comply with ICC requirements, the company is unable to predict the outcome of this matter or reasonably estimate its potential exposure, if any, and has not recorded a liability associated with this matter.

Also see Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Other Matters and Item 8 – Notes to the Consolidated Financial Statements – Note 1 – Proposed Merger with AGL Resources and Note 20 – Contingencies, which are incorporated herein by reference.

Item 4. (Removed and Reserved)

Executive Officers of the Registrant

Name	Age	Position and Business Experience during past five years
Russ M. Strobel	58	Chairman, Nicor and Nicor Gas (since 2005); Chief Executive Officer, Nicor (since 2005); Chief Executive Officer, Nicor Gas (since 2003); President, Nicor and Nicor Gas (since 2002).
Richard L. Hawley	61	Executive Vice President and Chief Financial Officer, Nicor and Nicor Gas (since 2003).
Rocco J. D'Alessandro	52	Executive Vice President Operations, Nicor Gas (since 2006); Senior Vice President Operations, Nicor Gas (2002-2006).
Daniel R. Dodge	57	Executive Vice President Diversified Ventures, Nicor (since 2007); Senior Vice President Diversified Ventures and Corporate Planning, Nicor and Nicor Gas (2002-2007).
Claudia J. Colalillo	61	Senior Vice President Human Resources and Corporate Communications, Nicor (since 2002) and Nicor Gas (since 2006); Senior Vice President Human Resources and Customer Care, Nicor Gas (2002-2006).
Paul C. Gracey, Jr.	51	Senior Vice President, General Counsel and Secretary, Nicor and Nicor Gas (since 2006); Vice President, General Counsel and Secretary, Nicor and Nicor Gas (2002-2006).
Gerald P. O'Connor	59	Senior Vice President Finance and Strategic Planning, Nicor and Nicor Gas (since 2007); Senior Vice President Finance and Treasurer, Nicor and Nicor Gas (2007); Vice President Administration and Finance, Nicor and Nicor Gas (2004-2006).
Karen K. Pepping	46	Vice President and Controller, Nicor and Nicor Gas (since 2006); Assistant Vice President and Controller, Nicor and Nicor Gas (2005-2006).
Douglas M. Ruschau	52	Vice President and Treasurer, Nicor and Nicor Gas (since 2007); Vice President Finance and Treasurer, Peoples Energy Corporation (2002-2007).
Rick Murrell	64	Chairman, Tropical Shipping and Construction Company Limited (since 2006); President, Tropical Shipping and Construction Company Limited (2006 – January 2011).

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Nicor common stock is listed on the New York and Chicago Stock Exchanges. At February 16, 2011, there were approximately 16,700 common stockholders of record and the closing stock price was $52.51.

Quarter	Stock price High	Stock price Low	Dividends Declared
2010			
First	**$43.75**	**$ 37.99**	**$ .465**
Second	**44.70**	**38.63**	**.465**
Third	**46.27**	**39.54**	**.465**
Fourth	**50.81**	**42.98**	**.465**
2009			
First	$36.34	$ 27.50	$ .465
Second	35.37	30.28	.465
Third	38.08	32.83	.465
Fourth	43.39	34.96	.465

In 2001, Nicor announced a $50 million common stock repurchase program, under which Nicor may purchase its common stock as market conditions permit through open market transactions and to the extent cash flow is available after other cash needs and investment opportunities. There have been no repurchases under this program since 2002. As of December 31, 2010, $21.5 million remained authorized for the repurchase of common stock.

STOCK PERFORMANCE GRAPH

The following graph shows a five-year comparison of cumulative total returns for Nicor common stock, the S&P 500 Utilities Index and the S&P 500 Index (both of which include Nicor common stock) as of December 31 of each of the years indicated, assuming $100 was invested on January 1, 2006, and all dividends were reinvested.

Comparison of Five-Year Cumulative Total Return


200
150
100
50
2006
2007
2008
2009
2010
Nicor
S&P 500 Utilities Index
S&P 500 Index

	2006	2007	2008	2009	2010
Nicor	$124	$117	$101	$129	$159
S&P 500 Utilities Index	121	144	103	115	121
S&P 500 Index	116	122	77	97	112

Nicor Inc.

Item 6. Selected Financial Data

(in millions, except per share data)

	Year ended December 31				
	2010	2009	2008	2007	2006
Operating revenues	**$ 2,709.8**	$ 2,652.1	$ 3,776.6	$ 3,176.3	$ 2,960.0
Operating income	**$ 235.7**	$ 220.3	$ 185.0	$ 206.5	$ 202.5
Net income	**$ 138.4**	$ 135.5	$ 119.5	$ 135.2	$ 128.3
Earnings per average share of common stock					
Basic	**$ 3.02**	$ 2.99	$ 2.64	$ 2.99	$ 2.88
Diluted	**3.02**	2.98	2.63	2.99	2.87
Dividends declared per common share	**$ 1.86**	$ 1.86	$ 1.86	$ 1.86	$ 1.86
Property, plant and equipment					
Gross	**$ 5,127.7**	$ 4,961.0	$ 4,802.4	$ 4,611.7	$ 4,479.7
Net	**3,022.8**	2,939.1	2,858.6	2,757.3	2,714.7
Total assets	**$ 4,496.5**	$ 4,435.7	$ 4,784.0	$ 4,271.3	$ 4,137.2
Capitalization					
Long-term debt, net of unamortized discount (1)	**$ 498.4**	$ 498.2	$ 498.0	$ 497.8	$ 497.5
Mandatorily redeemable preferred stock	**-**	.1	.6	.6	.6
Common equity	**1,103.9**	1,037.7	973.1	945.2	876.1
	$ 1,602.3	$ 1,536.0	$ 1,471.7	$ 1,443.6	$ 1,374.2

(1) Includes amounts due within one year.

See Item 1A - Risk Factors and Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations for factors that can impact year-to-year comparisons and may affect the future performance of Nicor's business.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The purpose of this financial review is to explain changes in operating results and financial condition from 2008 to 2010 and to discuss business trends that might affect Nicor. Certain terms used herein are defined in the glossary on pages ii and iii. The discussion is organized into seven sections – Summary, Results of Operations, Financial Condition and Liquidity, Other Matters, Outlook, Contingencies and Critical Accounting Estimates.

SUMMARY

Nicor is a holding company. Gas distribution is Nicor's primary business. Nicor's subsidiaries include Nicor Gas, one of the nation's largest distributors of natural gas, and Tropical Shipping, a transporter of containerized freight in the Bahamas and the Caribbean region. Nicor also owns several energy-related ventures, including Nicor Services, Nicor Solutions and Nicor Advanced Energy, which provide energy-related products and services to retail markets, Nicor Enerchange, a wholesale natural gas marketing company, and Central Valley, which is developing a natural gas storage facility. Nicor also has equity interests in a cargo container leasing business, a FERC-regulated natural gas pipeline, a natural gas storage development project and certain affordable housing investments.

Net income and diluted earnings per common share are presented below (in millions, except per share data):

	2010	2009	2008
Net income	**$138.4**	$135.5	$119.5
Diluted earnings per common share	**$ 3.02**	$ 2.98	$ 2.63

When comparing 2010 results to 2009, net income and diluted earnings per common share for 2010 include a $1.3 million pretax reduction ($.02 per share) to the company's previously established reserve for its mercury inspection and repair program. Year over year comparisons (excluding the effect of the mercury-related reserve adjustment) reflect higher operating income in the company's gas distribution business, partially offset by lower operating income in the company's shipping and other energy-related businesses, lower corporate operating results, lower equity investment income and a higher effective income tax rate.

When comparing 2009 results to 2008, net income and diluted earnings per common share for 2008 include an unfavorable pretax mercury-related reserve adjustment of $0.6 million ($.01 per share). Year over year comparisons (excluding the effect of the mercury-related reserve adjustment) reflect improved operating results in the company's gas distribution business and other energy-related businesses and higher equity investment income, partially offset by lower operating income in the company's shipping business, lower interest income and a higher effective income tax rate.

Proposed merger with AGL Resources. In December 2010, Nicor entered into a Merger Agreement with AGL Resources, which Nicor expects will be complete in the second half of 2011. In accordance with the Merger Agreement, each share of Nicor common stock outstanding at the Effective Time (as defined in the Merger Agreement), other than shares to be cancelled, and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive consideration consisting of (i) $21.20 in cash and (ii) 0.8382 shares of AGL Resources common stock, subject to adjustment in certain circumstances.

Completion of the proposed merger is conditioned upon, among other things, shareholder approval by both companies, expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and approval by, among others, the ICC. Nicor anticipates that the necessary approvals will be obtained.

In January 2011, Nicor, Nicor Gas and AGL Resources filed a joint application with the ICC for approval of the proposed merger. As stated above, approval by the ICC is a condition to completion of the merger. The application did not request a rate increase and included a commitment to maintain the number of full-time equivalent employees involved in the operation of Nicor's gas distribution subsidiary at a level comparable to current staffing for a period of three years following merger completion. The ICC has eleven months to act upon the application.

The Merger Agreement contains certain termination rights for both Nicor and AGL Resources, and further provides for the payment of fees and expenses upon termination under specified circumstances. For additional information relating to the proposed merger please see Nicor's Form 8-K filed on December 7, 2010. Further information concerning the proposed merger was included in a joint proxy statement/prospectus contained in the registration statement on Form S-4 that was filed with the SEC by AGL Resources on February 4, 2011.

For the year ended December 31, 2010, the company has incurred and expensed $4.6 million of merger-related costs. No other adjustments have been made to the financial statements as a result of the proposed merger.

Rate proceeding. On March 25, 2009, the ICC issued an order approving an increase in base revenues of approximately $69 million, a rate of return on rate base of 7.58 percent and a rate of return on equity of 10.17 percent. The order also approved an energy efficiency rider. Nicor Gas placed the rates approved in the March 25, 2009 order into effect on April 3, 2009.

On April 24, 2009, Nicor Gas filed a request for rehearing with the ICC concerning the capital structure contained in the ICC's rate order contending the company's return on rate base should be higher. On October 7, 2009, the ICC issued its decision on rehearing in which it increased the annual base revenues approved for Nicor Gas in the March 25, 2009 order by approximately $11 million, increasing the rate of return on rate base to 8.09 percent. Nicor Gas placed the rates approved in the rehearing decision into effect on a prospective basis on October 15, 2009. Therefore, the total annual base revenue increase authorized in the rate case originally filed by the company in April 2008 is approximately $80 million.

Bad debt rider. In September 2009, Nicor Gas filed for approval of a bad debt rider with the ICC under an Illinois state law which took effect in July 2009. On February 2, 2010, the ICC issued an order approving the company's proposed bad debt rider. This rider provides for recovery from customers of the amount over the benchmark for bad debt expense established in the company's rate cases. It also provides for refunds to customers if bad debt expense is below such benchmarks.

As a result of the February 2010 order, Nicor Gas recorded in income a net recovery related to 2008 and 2009 of $31.7 million in the first quarter of 2010, all of which has been collected. The benchmark, against which 2010 actual bad debt experience is compared, is approximately $63 million. The company's actual 2010 bad debt experience was $35.7 million, resulting in a refund to customers of $27.3 million which will be refunded over a 12-month period beginning June 2011.

Health Care Reform Legislation. In March 2010, the Health Care Act was signed into law resulting in comprehensive health care reform. The Health Care Act contains a provision that eliminates the tax deduction related to Medicare Part D subsidies received after 2012. Federal subsidies are provided to sponsors of retiree health benefit plans, such as Nicor Gas, that provide a benefit that is at least actuarially equivalent to the benefits under Medicare Part D. Such subsidies have reduced the company's actuarially determined projected benefit obligation and annual net periodic benefit costs. Due to the change in taxation, in the first quarter of 2010 Nicor Gas reduced deferred tax assets by $17.5 million, reversed an existing regulatory income tax liability of $10.0 million, established a regulatory income tax asset of $7.0 million and recognized a $0.5 million charge to income tax expense. Beginning in 2010, the change in taxation will also reduce earnings by an estimated $1.7 million annually for periods subsequent to the enactment date.

Additionally, the Health Care Act contains other provisions that may impact Nicor Gas' obligation for retiree health care benefits. The company does not currently believe these provisions will materially increase its postretirement benefit obligation, but will continue to evaluate the impact of future regulations and interpretations.

Capital market environment. The volatility in the capital markets over the past three years has caused general concern over the valuations of investments, exposure to increased credit risk and pressures on liquidity. The company continues to review its investments, exposure to credit risk and sources of liquidity and does not currently expect any future material adverse impacts relating to this past volatility.

Operating income. Operating income (loss) by the company's major businesses is presented below (in millions):

	2010	2009	2008
Gas distribution	**$194.7**	$149.7	$124.4
Shipping	**14.4**	29.2	39.3
Other energy ventures	**34.4**	45.5	25.3
Corporate and eliminations	**(7.8)**	(4.1)	(4.0)
	$235.7	$220.3	$185.0

The following summarizes operating income (loss) comparisons by the company's major businesses:

- Gas distribution operating income increased $45.0 million in 2010 compared to the prior year due primarily to higher gas distribution margin ($47.4 million increase), a favorable mercury-related reserve adjustment ($1.3 million) and gains on property sales ($1.3 million), partially offset by higher depreciation expense ($6.2 million increase).

  Gas distribution operating income increased $25.3 million in 2009 compared to the prior year due to higher gas distribution margin ($39.0 million increase), partially offset by higher depreciation expense ($6.5 million increase) and operating and maintenance expense ($5.8 million increase).

- Shipping operating income decreased $14.8 million in 2010 compared to the prior year due to lower operating revenues ($7.6 million decrease) and higher operating expenses ($7.2 million increase). Operating revenues were lower due to lower volumes shipped, partially offset by higher average rates. Operating expenses were higher due primarily to higher transportation-related costs and higher repairs and maintenance costs, partially offset by lower charter costs and lower payroll and benefit-related costs.

  Shipping operating income decreased $10.1 million in 2009 compared to the prior year due to lower operating revenues ($72.6 million decrease), which were partially offset by lower operating costs ($62.5 million decrease). Lower operating revenues were attributable to lower volumes shipped and lower average rates. Operating costs were lower due primarily to lower transportation-related costs, charter costs and payroll and benefit-related costs.

- Nicor's other energy ventures operating income decreased $11.1 million in 2010 compared to the prior year due to lower operating income at Nicor's wholesale natural gas marketing business, Nicor Enerchange ($13.5 million decrease), partially offset by higher operating income at Nicor's energy-related products and services businesses ($2.3 million increase). Lower operating income at Nicor Enerchange was due to unfavorable results from the company's risk management services associated with hedging the product risks of the utility-bill management contracts offered by Nicor's energy-related products and services businesses and unfavorable costing of physical sales activity, partially offset by favorable changes in valuations of derivative instruments used to hedge purchases and sales of natural gas inventory. Higher operating income at Nicor's energy-related products and services businesses was due to lower operating expenses ($11.4 million decrease), partially offset by lower operating revenue ($9.1 million decrease).

Nicor's other energy ventures operating income increased $20.2 million in 2009 compared to the prior year due primarily to higher operating income at Nicor Enerchange ($18.2 million increase) and at Nicor's energy-related products and services businesses ($1.7 million increase). Higher operating income at Nicor Enerchange was due primarily to favorable results from the company's risk management services associated with hedging the product risks of the utility-bill management contracts offered by Nicor's energy-related products and services businesses. Higher operating income at Nicor's energy-related products and services businesses was due to lower operating expenses ($7.0 million decrease), partially offset by lower operating revenues ($5.3 million decrease).

Nicor Enerchange uses derivatives to mitigate commodity price risk in order to substantially lock-in the profit margin that will ultimately be realized. A source of commodity price risk arises as Nicor Enerchange purchases and holds natural gas in storage to earn a profit margin from its ultimate sale. However, gas stored in inventory is required to be accounted for at the lower of weighted-average cost or market, whereas the derivatives used to reduce the risk associated with a change in the value of the inventory are carried at fair value, with changes in fair value recorded in operating results in the period of change. In addition, Nicor Enerchange also uses derivatives to mitigate the commodity price risks of the utility-bill management products offered by Nicor's energy-related products and services businesses. The gains and losses associated with the utility-bill management products are recognized in the months that the services are provided. However, the underlying derivatives used to hedge the price exposure are carried at fair value. For derivatives that either do not meet the requirements for hedge accounting or for which hedge accounting is not elected, the changes in fair value are recorded in operating results in the period of change. As a result, earnings are subject to volatility as the fair value of derivatives change. The volatility resulting from this accounting can be significant from period to period.

- Corporate and eliminations' operating income for 2010, 2009 and 2008 was impacted by the following items:

  In 2010, corporate and eliminations' operating income included $4.6 million of merger-related costs.

  In 2010, 2009 and 2008, corporate and eliminations' operating income included costs of $1.3 million, $3.7 million and $6.2 million, respectively, associated with Nicor's other energy ventures' utility-bill management products attributable to colder than normal weather (excludes costs of approximately $0.4 million, $0.6 million and $0.6 million, respectively, recorded within other energy ventures). The above noted benefits or costs resulting from variances from normal weather related to these products are recorded primarily at the corporate level as a result of an agreement between the parent company and certain of its subsidiaries. The weather impact of these contracts generally serves to partially offset the gas distribution business weather risk. The amount of the offset attributable to the utility-bill management products marketed by Nicor's other energy ventures will vary depending upon a number of factors including the time of year, weather patterns, the number of customers for these products and the market price for natural gas.

  In 2008, corporate and eliminations' operating income included recoveries of previously incurred legal costs of $3.1 million. The legal cost recoveries were from a counterparty with whom Nicor previously did business during the PBR timeframe. The total recovery was $5.0 million, of which $3.1 million was allocated to corporate and $1.9 million was allocated to the gas distribution business (recorded as a reduction to operating and maintenance expense).

RESULTS OF OPERATIONS

Details of various financial and operating information by major business can be found in the tables throughout this review. The following discussion summarizes the major items impacting Nicor's operating income.

Operating revenues. Operating revenues by the company's major businesses are presented below (in millions):

	2010	2009	2008
Gas distribution	**$2,204.4**	$2,140.8	$3,206.9
Shipping	**345.0**	352.6	425.2
Other energy ventures	**218.4**	239.0	230.3
Corporate and eliminations	**(58.0)**	(80.3)	(85.8)
	$2,709.8	$2,652.1	$3,776.6

Gas distribution operating revenues are impacted by changes in natural gas costs, which are passed directly through to customers without markup, subject to ICC review. Gas distribution operating revenues increased $63.6 million in 2010 compared the prior year due to higher natural gas costs (approximately $110 million increase), revenue from the bad debt and energy efficiency riders ($32.5 million and $8.8 million, respectively) and the impact of the increase in base rates (approximately $20 million increase), partially offset by warmer weather in 2010 (approximately $75 million decrease) and lower demand unrelated to weather (approximately $25 million decrease).

Gas distribution operating revenues decreased $1,066.1 million in 2009 compared to the prior year due primarily to lower natural gas costs (approximately $900 million decrease), warmer weather in 2009 (approximately $140 million decrease) and lower demand unrelated to weather (approximately $60 million decrease), partially offset by the impact of the increase in base rates (approximately $60 million increase).

Shipping operating revenues decreased $7.6 million in 2010 compared to the prior year due to lower volumes shipped ($11.8 million decrease), partially offset by higher average rates ($4.2 million increase). Volumes shipped were adversely impacted by the continued economic slowdown. Higher average rates were attributable to higher cost-recovery surcharges for fuel, partially offset by a reduction in base rates.

Shipping operating revenues decreased $72.6 million in 2009 compared to the prior year due to lower volumes shipped ($44.2 million decrease) and lower average rates ($28.4 million decrease). Volumes shipped were adversely impacted by the economic slowdown. Lower average rates were attributable to lower cost-recovery surcharges for fuel.

Nicor's other energy ventures operating revenues decreased $20.6 million in 2010 compared to the prior year due to lower operating revenues at Nicor Enerchange ($11.5 million decrease) and Nicor's energy-related products and services businesses ($9.1 million decrease). Lower operating revenues at Nicor Enerchange were due to unfavorable results from the company's risk management services associated with hedging the product risks of the utility-bill management contracts offered by Nicor's energy-related products and services businesses and unfavorable costing of physical sales activity, partially offset by favorable changes in valuations of derivative instruments used to hedge purchases and sales of natural gas inventory. Lower operating revenues at Nicor's energy-related products and services businesses were due to lower average revenue per utility-bill management contract attributable to lower average natural gas prices, partially offset by higher average contract volumes.

Nicor's other energy ventures operating revenues increased $8.7 million in 2009 compared to the prior year due primarily to higher operating revenues at Nicor Enerchange ($13.9 million increase), partially offset by lower operating revenues at Nicor's energy-related products and services businesses ($5.3 million decrease). Higher operating revenues at Nicor Enerchange were due to favorable results from the company's risk management services associated with hedging the product risks of the utility-bill management contracts offered by Nicor's energy-related products and services businesses. Lower revenues at Nicor's energy-related products and services businesses were due to lower average revenue per utility-bill management contract, partially offset by higher average contract volumes.

Corporate and eliminations reflects primarily the elimination of gas distribution revenues against Nicor Solutions' expenses for customers purchasing the utility-bill management products and Nicor Enerchange net revenues from the sale of natural gas to Nicor Advanced Energy.

Gas distribution margin. Nicor utilizes a measure it refers to as "gas distribution margin" to evaluate the operating income impact of gas distribution revenues. Gas distribution revenues include natural gas costs, which are passed directly through to customers without markup, subject to ICC review, and revenue taxes, for which Nicor Gas earns a small administrative fee. These items often cause significant fluctuations in gas distribution revenues, with equal and offsetting fluctuations in cost of gas and revenue tax expense, with no direct impact on gas distribution margin. The 2009 rate orders included a franchise gas cost recovery rider and a rider to recover the costs associated with energy efficiency programs. Additionally, in February 2010 the ICC approved the company's bad debt rider. As a result, changes in revenue included in gas distribution margin attributable to these riders are expected to generally be offset by changes within operating and maintenance expense.

A reconciliation of gas distribution revenues and margin follows (in millions):

	2010	2009	2008
Gas distribution revenues	**$2,204.4**	$2,140.8	$3,206.9
Cost of gas	**(1,364.1)**	(1,345.7)	(2,427.8)
Revenue tax expense	**(145.9)**	(148.1)	(171.1)
Gas distribution margin	**$ 694.4**	$ 647.0	$ 608.0

Gas distribution margin increased $47.4 million in 2010 compared to the prior year due primarily to revenue from the bad debt and energy efficiency riders ($32.5 million and $8.8 million, respectively) and the impact of the increase in base rates (approximately $20 million increase), partially offset by warmer weather in 2010 (approximately $8 million decrease), lower interest on customer balances ($5.5 million decrease) and lower demand unrelated to weather (approximately $4 million decrease).

Gas distribution margin increased $39.0 million in 2009 compared to the prior year due to the impact of the increase in base rates (approximately $60 million increase), partially offset by warmer weather (approximately $8 million decrease), lower demand unrelated to weather (approximately $5 million decrease) and lower revenue from cost recovery riders (approximately $3 million decrease).

Gas distribution operating and maintenance expense. Gas distribution operating and maintenance expense decreased $0.4 million in 2010 compared to the prior year. Factors contributing to the decrease include lower company use and storage-related gas costs ($7.9 million decrease), lower pension expense ($4.6 million decrease, net of capitalization), lower billing and call center-related costs ($2.9 million decrease), lower costs on legal matters ($2.6 million decrease), higher bad debt expense ($10.6 million increase) and higher costs associated with the energy efficiency program ($8.8 million increase). Bad debt expense in 2010 was $63.8 million compared to $53.2 million in the prior year. Bad debt expense in 2010 includes the recognition of the $31.7 million benefit associated with the net under recovery of bad debt expense from 2008 and 2009; $63.0 million of expense assumed to be collected through base rates; and $32.5 million of expense which is equal to the revenue recognized under the bad debt rider.

Gas distribution operating and maintenance expense increased $5.8 million in 2009 compared to the prior year due primarily to higher payroll and benefit-related costs ($26.5 million increase of which $21.8 million relates to higher pension expense, net of capitalization), the absence of prior year cost recoveries of previously incurred costs ($3.9 million, of which $2.0 million relates to a 2007 investigation of the presence of PCBs in the company's distribution system and $1.9 million relates to legal cost recoveries from a counterparty with whom Nicor previously did business during the PBR timeframe), higher postage charges ($2.0 million increase) and higher costs on legal matters ($1.8 million increase). Partially offsetting these amounts were lower bad debt expense ($17.5 million decrease due to lower revenues attributable principally to lower natural gas costs), lower company use and storage-related gas costs ($7.3 million decrease) and lower costs associated with the aforementioned cost recovery riders approved in the 2009 rate orders ($5.7 million decrease).

Other gas distribution operating expenses. In 2010 and 2008, the company recorded favorable (unfavorable) reserve adjustments of $1.3 million and $(0.6) million, respectively, associated with the company's mercury inspection and repair program. Additional information about the company's mercury inspection and repair program is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 20 – Contingencies – Mercury.

Property sale gains and losses vary from year-to-year depending upon property sales activity. During 2010 and 2008, Nicor Gas realized pretax gains of $1.3 million and $0.8 million, respectively. The company periodically assesses its ownership of certain real estate holdings.

Shipping operating expenses. Shipping operating expenses increased $7.2 million in 2010 compared to the prior year due primarily to higher transportation-related costs ($8.7 million increase, largely attributable to higher fuel prices) and higher repairs and maintenance costs ($1.9 million increase), partially offset by lower charter costs ($3.6 million decrease) and lower payroll and benefit-related costs ($2.0 million decrease).

Shipping operating expenses decreased $62.5 million in 2009 compared to the prior year due primarily to lower transportation-related costs ($36.9 million decrease, largely attributable to lower volumes shipped and fuel prices), charter costs ($10.1 million decrease) and payroll and benefit-related costs ($5.8 million decrease).

Other energy ventures operating expenses. Nicor's other energy ventures operating expenses decreased $9.5 million in 2010 compared to prior year due to a decrease in operating expenses at Nicor's energy-related products and services businesses ($11.4 million decrease) attributable to lower average cost per utility-bill management contract resulting from lower average natural gas prices, partially offset by higher average contract volumes.

Nicor's other energy ventures operating expenses decreased $11.5 million in 2009 compared to the prior year due primarily to a decrease in operating expenses at Nicor's energy-related products and services businesses ($7.0 million decrease) and at Nicor Enerchange ($4.3 million decrease). The decrease in operating expenses at Nicor's energy-related products and services businesses was due to lower average costs associated with utility-bill management contracts, partially offset by higher average contract volumes and higher selling, general and administrative costs attributable to business growth. The decrease in operating expenses at Nicor Enerchange was due primarily to lower transportation and storage charges attributable to lower natural gas prices.

Other corporate expenses and eliminations. Other corporate operating expenses (income) were $6.8 million, $0.6 million and $(2.0) million in 2010, 2009 and 2008, respectively. Included in other corporate operating expenses for 2010 is $4.6 million of merger-related costs. In 2008, Nicor recorded a benefit of $3.1 million related to recoveries of previously incurred legal costs. Also included in the amounts for all years presented are certain business development costs.

Intercompany eliminations were $(57.0) million, $(76.7) million and $(79.8) million in 2010, 2009 and 2008, respectively, and related primarily to utility-bill management products.

Interest expense. Interest expense decreased $0.6 million in 2010 compared to the prior year. Factors contributing to the decrease include lower interest on income tax matters ($2.9 million decrease), higher bank commitment fees ($1.7 million increase) and higher average borrowing levels ($1.1 million increase).

Interest expense decreased $1.4 million in 2009 compared to the prior year due to lower average interest rates ($5.3 million decrease), partially offset by the impact of higher interest on income tax matters ($1.9 million increase) and bank commitment fees ($1.5 million increase).

Net equity investment income. Net equity investment income decreased $7.6 million in 2010 compared to the prior year due to the absence of a $10.1 million gain recognized on the sale of the company's 50-percent interest in EN Engineering in 2009, partially offset by an increase in income from the company's investment in Triton ($2.5 million increase).

Net equity investment income increased $6.4 million in 2009 compared to the prior year due primarily to the $10.1 million gain recognized on the sale of the company's interest in EN Engineering, partially offset by the absence of income from the company's investment in EN Engineering ($2.8 million decrease) and a decrease in income from the company's investment in Triton ($1.1 million decrease).

Equity investment results include $7.8 million, $5.3 million and $6.4 million for 2010, 2009 and 2008, respectively, for Nicor's share of income from Triton.

Interest income. Interest income decreased $1.2 million in 2010 compared to the prior year due primarily to lower interest on tax matters ($1.1 million decrease).

Interest income decreased $6.5 million in 2009 compared to the prior year due primarily to the impact of lower average interest rates ($2.5 million decrease), interest on tax matters ($2.2 million decrease) and average investment balances ($1.5 million decrease).

Income tax expense. In 2006, the company reorganized certain shipping and related operations. The reorganization allows the company to take advantage of certain provisions of the Jobs Act that provide the opportunity for tax savings subsequent to the date of the reorganization. Generally, to the extent foreign shipping earnings are not repatriated to the United States, such earnings are not expected to be subject to current taxation. In addition, to the extent such earnings are expected to be indefinitely reinvested offshore, no deferred income tax expense would be recorded by the company. For the years ended December 31, 2010, 2009 and 2008, income tax expense has not been provided on approximately $5 million, $19 million and $23 million, respectively, of foreign company shipping earnings.

At December 31, 2010, Nicor has approximately $12 million of deferred income tax liabilities related to approximately $34 million of cumulative undistributed earnings of its foreign subsidiaries. Nicor has not recorded deferred income taxes of approximately $59 million on approximately $170 million of cumulative undistributed foreign earnings.

The effective income tax rate was 33.5 percent, 32.4 percent and 27.0 percent for 2010, 2009 and 2008, respectively. The higher effective income tax rate in 2010 compared to 2009 is due primarily to lower untaxed foreign shipping earnings and the unfavorable impact of the tax law change with respect to Medicare Part D subsidies, partially offset by favorable tax reserve adjustments. The higher effective income tax rate in 2009 compared to 2008 reflects higher pretax income in 2009 (which causes a higher effective income tax rate since permanent differences and tax credits are a smaller share of pretax income), as well as a decrease in untaxed foreign shipping earnings and the absence of the 2008 tax reserve adjustments.

Nicor Inc.
Gas Distribution Statistics

	2010	2009	2008
Operating revenues (millions)			
Sales			
Residential	**$ 1,443.9**	$ 1,377.9	$ 2,176.2
Commercial	**355.9**	350.4	551.4
Industrial	**39.9**	38.2	61.9
	1,839.7	1,766.5	2,789.5
Transportation			
Residential	**46.3**	47.1	40.9
Commercial	**75.1**	79.1	82.2
Industrial	**40.3**	39.4	38.3
Other	**1.7**	4.1	25.7
	163.4	169.7	187.1
Other revenues			
Revenue taxes	**148.1**	150.3	174.0
Environmental cost recovery	**10.7**	12.5	9.7
Chicago Hub	**4.1**	7.7	11.3
Other	**38.4**	34.1	35.3
	201.3	204.6	230.3
	$ 2,204.4	$ 2,140.8	$ 3,206.9
Deliveries (Bcf)			
Sales			
Residential	**188.2**	199.8	214.4
Commercial	**49.0**	52.7	54.7
Industrial	**6.0**	6.3	6.4
	243.2	258.8	275.5
Transportation			
Residential	**22.8**	25.4	25.6
Commercial	**83.3**	89.6	93.1
Industrial	**104.7**	102.1	103.9
	210.8	217.1	222.6
	454.0	475.9	498.1
Year-end customers (thousands)			
Sales			
Residential	**1,788**	1,763	1,760
Commercial	**134**	132	130
Industrial	**8**	8	8
	1,930	1,903	1,898
Transportation			
Residential	**206**	218	222
Commercial	**48**	50	53
Industrial	**4**	5	5
	258	273	280
	2,188	2,176	2,178
Other statistics			
Degree days	**5,720**	6,106	6,348
Colder than normal (1)	**2%**	9%	9%
Average gas cost per Mcf sold	**$ 5.49**	$ 5.06	$ 8.76

(1) Normal weather for Nicor Gas' service territory, for purposes of this report, is considered to be 5,600 degree days per year for 2010 and 2009 and 5,830 degree days per year for 2008.

Shipping Statistics

	2010	2009	2008
TEUs shipped (thousands)	**170.7**	176.6	197.1
Revenue per TEU	**$ 2,022**	$ 1,997	$ 2,158
At end of period			
Ports served	**25**	25	25
Vessels operated	**14**	15	17

FINANCIAL CONDITION AND LIQUIDITY

The company believes it has access to adequate resources to meet its needs for capital expenditures, debt redemptions, dividend payments and working capital. These resources include net cash flow from operating activities, access to capital markets, lines of credit and short-term investments. Capital market conditions are not currently expected to have a material adverse impact on the company's ability to access capital.

Operating cash flows. The gas distribution business is highly seasonal and operating cash flow may fluctuate significantly during the year and from year-to-year due to factors such as weather, natural gas prices, the timing of collections from customers, natural gas purchasing, and storage and hedging practices. The company relies on short-term borrowings, backed by bank lines of credit, to meet seasonal increases in working capital needs. Cash requirements generally increase over the last half of the year due to increases in natural gas purchases, gas in storage and accounts receivable. During the first half of the year, positive cash flow generally results from the sale of gas in storage and the collection of accounts receivable. This cash is typically used to substantially reduce, or eliminate, short-term debt during the first half of the year.

Nicor maintains margin accounts related to financial derivative transactions. These margin accounts may cause large fluctuations in cash needs or sources in a relatively short period of time due to daily settlements resulting from changes in natural gas futures prices. The company manages these fluctuations with short-term borrowings and investments.

Net cash flow provided from operating activities decreased $216.0 million for the year ended December 31, 2010 compared to the prior year. The significant factors contributing to the decrease in cash flow are primarily a result of lower average natural gas prices during the 2009/2010 heating season compared to the 2008/2009 heating season and include:

- a decrease of $178.6 million from changes in receivables due to higher receivable balances at the end of 2008 versus 2009; and
- a decrease of $102.8 million from changes in margin accounts related to derivative instruments due to the decline in gas prices.

In addition, the company had higher volumes of gas in storage at December 31, 2010 when compared to 2009.

Net cash flow provided from operating activities increased $598.2 million for the year ended December 31, 2009 compared to the prior year. The significant factors contributing to the increase in cash flow are primarily a result of lower average natural gas prices during the 2008/2009 heating season compared to the 2007/2008 heating season and include:

- an increase of $245.6 million from changes in receivables due to higher receivable balances at the end of 2008 versus 2009; and
- an increase of $238.6 million from changes in margin accounts related to derivative instruments due to the decline in gas prices.

In addition, the company had lower volumes of gas in storage at December 31, 2009 when compared to 2008.

Investing activities. Net cash flow used for investing activities was $229.2 million, $211.5 million and $265.3 million in 2010, 2009 and 2008, respectively.

Capital expenditures. Capital expenditures is an internal measure utilized by management that represents cash additions to property, plant and equipment, adjusted for items including the accrual of work performed through period end and other non-cash items, contributions in aid of construction and expenditures associated with asset retirement obligations. Capital expenditures by the company's major businesses are presented in the following table (in millions):

	Estimated 2011	**2010**	2009	2008
Gas distribution	$ 205	**$ 198**	$ 203	$ 229
Shipping	26	**15**	22	17
Other energy ventures	129	**28**	6	4
	$ 360	**$ 241**	$ 231	$ 250

Gas distribution capital expenditures decreased in 2010 versus 2009. Factors contributing to the decrease include lower expenditures associated with gas distribution, transmission and storage system improvements (approximately $6 million decrease), lower facility construction (approximately $3 million decrease), lower capitalized overhead costs attributable to lower postretirement benefit costs (approximately $2 million decrease) and higher information technology improvements (approximately $8 million increase).

Gas distribution capital expenditures decreased in 2009 versus 2008 due to the impact of lower customer additions (approximately $10 million decrease), information technology improvements (approximately $10 million decrease), facility construction (approximately $9 million decrease) and lower expenditures associated with gas distribution, transmission and storage system improvements (approximately $7 million decrease), partially offset by higher capitalized overhead costs attributable to higher postretirement benefit costs (approximately $9 million increase).

Gas distribution capital expenditures are expected to increase in 2011 versus 2010. Factors contributing to the expected increase include higher expenditures associated with facility construction and new service additions and lower expenditures associated with gas distribution, transmission and storage system improvements.

Shipping capital expenditures decreased in 2010 versus 2009 due to a decrease in progress payments on the construction of a new vessel.

Shipping capital expenditures increased in 2009 versus 2008 due primarily to progress payments on the construction of a new vessel, partially offset by a decrease in facility expansion.

Shipping capital expenditures are expected to increase in 2011 versus 2010 due primarily to increased expenditures related to freight handling equipment, containers and information technology system improvements.

Other energy ventures' capital expenditures increased in 2010 versus 2009 due primarily to expenditures related to the development of a natural gas storage facility by Central Valley (approximately $18 million increase).

Other energy ventures' capital expenditures are expected to increase in 2011 by approximately $120 million due to the continued development of the storage facility by Central Valley. Included in these capital expenditures is conditioning gas, to ready the field for use, that is expected to be injected in 2011 and withdrawn and sold in 2012.

Additional investing activities. Yearly fluctuations in additional investing activities include the following items:

- 2009 and 2008 reflect increased short-term investments primarily at the company's shipping business.
- In March 2009, the company sold its 50-percent interest in EN Engineering and received cash of $13.0 million.

Financing activities. Nicor and Nicor Gas' access to financing at competitive rates is, in part, dependent on its credit ratings. The current credit ratings for Nicor Inc. and Nicor Gas are as follows:

	Standard & Poor's	Moody's	Fitch
Nicor Inc.			
Commercial Paper	A-1+	P-2	F-1
Senior Unsecured Debt	AA	n/a	A
Corporate Credit Rating	AA	n/a	n/a
Nicor Gas			
Commercial Paper	A-1+	P-1	F-1
Senior Secured Debt	AA	Aa3	AA-
Senior Unsecured Debt	AA	A2	A+
Corporate Credit Rating	AA	n/a	n/a

In December 2010, Standard and Poor's ("S&P"), Moody's and Fitch affirmed Nicor and Nicor Gas' credit ratings. S&P changed Nicor and Nicor Gas' outlooks from stable to credit watch with negative implications. Moody's affirmed Nicor's outlook as stable, but changed Nicor Gas' outlook from stable to negative. Fitch maintained the outlook as stable for both Nicor and Nicor Gas. Both S&P and Moody's attributed the change in outlook to the proposed merger with AGL Resources.

Long-term debt. The company typically uses the net proceeds from long-term debt for refinancing outstanding debt, for construction programs (to the extent not provided by internally generated funds) and for general corporate purposes.

In February 2011, Nicor Gas issued $75 million First Mortgage Bonds at 2.86 percent, due in 2016 through a private placement and utilized the proceeds to retire the $75 million 6.625 percent First Mortgage Bond series which matured in February 2011.

In February 2009, the $50 million 5.37 percent First Mortgage Bond series matured and was retired. In July 2009, Nicor Gas issued $50 million in First Mortgage Bonds at 4.70 percent, due in 2019 through a private placement.

In determining that the bonds issued in 2011 and 2009 qualified for exemption from registration under Section 4(2) of the Securities Act of 1933, Nicor Gas relied on the facts that the bonds were offered only to a limited number of large institutional investors and each institutional investor that purchased the bonds represented that it was purchasing the bonds for its own account and not with a view to distribute them.

Substantially all gas distribution properties are subject to the lien of the indenture securing Nicor Gas' First Mortgage Bonds.

At December 31, 2010, Nicor Gas had the capacity to issue approximately $470 million of additional First Mortgage Bonds under the terms of its indenture. On February 25, 2009, Nicor Gas filed a shelf registration with a $225 million capacity, which became effective on March 20, 2009.

In 2010, Nicor entered into forward-starting interest rate swaps with a notional totaling $90 million. The swaps hedge the risk associated with the interest payments attributable to the probable issuance of long-term fixed-rate debt in 2012 intended to finance the development of a natural gas storage facility. Under the terms of the swaps, Nicor agrees to pay a fixed swap rate and receive a floating rate based on LIBOR.

Nicor believes it is in compliance with its debt covenants. Nicor's long-term debt agreements do not include ratings triggers or material adverse change provisions.

Short-term debt. In April 2010, Nicor Gas established a $400 million, 364-day revolving credit facility, expiring April 2011, to replace the $550 million, 364-day revolving credit facility, which was set to expire in May 2010 and Nicor and Nicor Gas established a $600 million, three-year revolving credit facility, expiring April 2013 to replace the $600 million, five-year revolving credit facility, which was set to expire in September 2010. These facilities were established with major domestic and foreign banks and serve as backup for the issuance of commercial paper. The company had $425 million and $494 million of commercial paper outstanding at December 31, 2010 and 2009, respectively. During 2010, the commercial paper borrowing levels ranged from $512 million to no commercial paper and averaged $269 million. During 2009, the commercial paper borrowing levels ranged from $759 million to $216 million and averaged $417 million. The average borrowing levels are calculated using average daily balances for each day for the year. The company expects that funding from commercial paper and related backup line-of-credit agreements will continue to be available in the foreseeable future and sufficient to meet estimated cash requirements.

Common stock. Nicor maintained its quarterly common stock dividend rate during 2010 of $0.465 per common share. The company paid dividends on its common stock of $85.1 million, $84.8 million and $84.4 million in 2010, 2009 and 2008, respectively. Pursuant to the Merger Agreement, Nicor is restricted from paying a dividend in excess of $0.465 per share in any quarter. Other than the Merger Agreement, Nicor has no contractual or regulatory restrictions on the payment of dividends.

Nicor currently has a dividend reinvestment program that offers the opportunity to holders of Nicor common and preferred shares to purchase additional shares of Nicor common stock by reinvesting the dividends and/or making direct cash purchases. Shares are acquired by Nicor on behalf of participants through purchases in the open market. Nicor amended the program in 2009 to allow Nicor to issue new shares of common stock as an alternative to purchasing them in the open market. Any proceeds from newly issued shares may be used for advances to or equity investments in its subsidiaries, for other investment opportunities, or for general corporate purposes. No new shares have been issued since the program was amended in 2009.

In 2001, Nicor announced a $50 million common stock repurchase program, under which Nicor may purchase its common stock as market conditions permit through open market transactions and to the extent cash flow is available after other cash needs and investment opportunities. There were no repurchases under this program since 2002. As of December 31, 2010, $21.5 million remained authorized for the repurchase of common stock.

Preferred Stock. In 2010 and 2009, Nicor redeemed 1,431 shares and 10,150 shares, respectively, of the 4.48 percent Mandatorily Redeemable Preferred Stock, $50 par value, at an average redemption price of $51.06 and $46.43 per share, respectively, plus accrued unpaid dividends. As a result, there were no shares of the 4.48 percent Mandatorily Redeemable Preferred Stock outstanding at December 31, 2010.

In January 2011, Nicor redeemed 247 shares of the 5.00 percent Convertible Preferred Stock, $50 par value, at an average redemption price of $50.13 per share. Nicor had no shares of preferred stock outstanding following such redemption.

Off-balance sheet arrangements. Nicor has certain guarantees, as further described in Item 8 – Notes to the Consolidated Financial Statements – Note 19 – Guarantees and Indemnities. The company believes the likelihood of any such payment under these guarantees is remote. No liability has been recorded for these guarantees.

Contractual obligations. At December 31, 2010, Nicor had contractual obligations with payments due as follows (in millions):

	Payments due by period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Purchase obligations	$480.8	$264.8	$32.1	$ 5.2	$ 782.9
Long-term debt	75.0	-	-	425.0	500.0
Fixed interest on long-term debt	26.1	51.3	51.3	342.7	471.4
Operating leases	17.5	14.7	5.3	11.5	49.0
	$599.4	$330.8	$88.7	$ 784.4	$1,803.3

In addition to the contractual obligations included in the table above, Nicor has potential liabilities to taxing authorities (unrecognized tax benefits) which are dependent on the resolution of particular income tax positions. The timing of future cash outflows, if any, associated with such potential liabilities is uncertain. The company had accrued a liability for estimated unrecognized tax benefits of $2.9 million at December 31, 2010, for which the amount and timing of payments is uncertain.

The company also has long-term obligations for postretirement benefits which are not included in the above table. Information regarding the company's obligations for postretirement benefits can be found in Item 8 – Notes to the Consolidated Financial Statements – Note 10 – Postretirement Benefits.

Purchase obligations consist primarily of natural gas purchase agreements, and natural gas transportation and storage contracts in the gas distribution and wholesale natural gas marketing businesses. Natural gas purchase agreements include obligations to purchase natural gas at future market prices, calculated using NYMEX futures prices as of December 31, 2010.

Operating leases are primarily for vessels, containers and equipment in the shipping business, office space and equipment in the gas distribution business and office space for the other energy ventures. Tropical Shipping has certain equipment operating leases which include escalation clauses for adjusting rent to reflect changes in price indices, various renewal options and options to purchase leased equipment. Rental expense under operating leases was $25.7 million, $31.4 million and $41.7 million in 2010, 2009 and 2008, respectively.

The Merger Agreement contains termination rights for both Nicor and AGL Resources and provides that if Nicor terminates the Merger Agreement under specified circumstances, Nicor may be required to pay a termination fee of $67 million.

OTHER MATTERS

Storage Projects. Central Valley is developing an underground natural gas storage facility in the Sacramento River valley of north-central California and plans to provide approximately 11 Bcf of working natural gas capacity, offering flexible, high-deliverability multi-cycle services and interconnection to a regional pipeline. In October 2010, the CPUC approved Central Valley's Certificate of Public Convenience and Necessity to construct and operate the storage facility. Central Valley plans to initiate construction activity during the first quarter of 2011 and expects completion during the fourth quarter of 2011, with firm storage services commencing in early 2012. The company estimates the net capital cost for the Central Valley project to be approximately $120 million.

Nicor is also participating in a natural gas storage development joint venture known as Sawgrass Storage. In 2010, Sawgrass Storage initiated the pre-filing process with the FERC.

Application for Approval of Energy Efficiency Plan. On September 29, 2010, Nicor Gas filed an application with the ICC seeking approval of an energy efficiency plan. The filing was made pursuant to an Illinois law enacted in 2009 that requires local gas distribution utilities to establish plans to achieve specified energy savings goals beginning in June 2011 and provides utilities with a rider to collect the costs of the plan from customers. Under its proposed plan, the company estimates that it would bill nearly $100 million to customers under the rider, over a three year period commencing June 1, 2011, to fund the costs of various energy savings programs identified in the company's filing.

Petition for Re-approval of Operating Agreement. On July 1, 2009, Nicor Gas filed a petition seeking re-approval from the ICC of the operating agreement that governs many inter-company transactions between Nicor Gas and its affiliates. The petition was filed pursuant to a requirement contained in the ICC order approving the company's most recent general rate increase and requested that the operating agreement be re-approved without change. A number of parties have intervened in the proceeding and are seeking modifications on a prospective basis to the operating agreement. Among the proposals are several by the ICC Staff and intervenors that would preclude Nicor Gas from continuing to provide certain services to support warranty products that are sold by Nicor Services. Specifically, Nicor Services currently uses Nicor Gas personnel to assist in some sales solicitation for these warranty products and to provide repair services for some of these products. Nicor Gas does not believe these proposed modifications are appropriate and is opposing them. If these proposed modifications to the operating agreement are approved by the ICC, it would require changes in the way Nicor Services provides its warranty products and could adversely impact the future profitability of these products. As the ICC will be required to evaluate future transactions between Nicor Gas and its affiliates in connection with the joint application of AGL Resources, Nicor and Nicor Gas for approval of the merger of AGL Resources and Nicor, Nicor Gas has a motion pending with the ICC to suspend this proceeding.

Financial Reform Legislation. Financial Reform Legislation was enacted into law on July 21, 2010, and includes a provision that requires certain over-the-counter derivative transactions to be executed through an exchange or centrally cleared and also includes provisions under which the Commodity Futures Trading Commission may impose collateral requirements. Final rules on major provisions in the legislation will be established through rulemakings. While the company does not currently believe the legislation will have a material impact on its results of operations, cash flows and financial condition, the company will continue to evaluate the legislation and future rulemakings.

Synthetic Natural Gas Plant Legislation. In January 2011, the Illinois House and Senate passed legislation regarding two proposed synthetic natural gas plants. Unless vetoed by the governor, the legislation will go into effect no later than March 15, 2011 and will require Nicor Gas and other major Illinois natural gas utilities to either: (a) submit to rate cases in 2011, 2013 and 2015, or (b) purchase under long-term contracts (30 years for one plant and 10 years for the other) natural gas from the plants at a cost that may exceed the market price of natural gas. The legislation would allow Nicor Gas to recover the gas costs, and any related transportation costs, through the PGA without any further prudence review.

Other. Restrictions imposed by regulatory agencies and loan agreements limiting the amount of subsidiary net assets that can be transferred to Nicor are not expected to have a material impact on the company's ability to meet its cash obligations.

OUTLOOK

Nicor's 2011 outlook assumes weather based on historical patterns, but excludes, among other things, the impact (including any merger and integration costs incurred in 2011) of the proposed merger with AGL Resources and the ICC's PBR plan/PGA review, other contingencies or future changes in tax law. The company's outlook also does not reflect the additional variability in earnings due to fair value accounting adjustments at Nicor Enerchange and other impacts that could occur because of future volatility in the natural gas markets. While these items could materially affect 2011 earnings, they are currently not estimable.

Gas distribution. Nicor Gas' estimated operating results will decrease in 2011 as the result of the absence of the prior year $32 million pretax benefit attributable to the ICC's approval of the company's bad debt rider, higher operating and maintenance costs and higher depreciation expense.

The company estimates that a 100 degree day variation from normal weather affects Nicor Gas' distribution margin, net of income taxes, by approximately $1.3 million. The consolidated impact, however, is generally reduced somewhat because of the natural weather hedge attributable to the utility-bill management products offered by certain of Nicor's other energy ventures.

Shipping. Tropical Shipping's 2011 operating results are estimated to be higher than 2010 as a result of estimated increases in base rates and cost reduction initiatives. The company also continues to expect relatively low tax costs on operating earnings in 2011 attributable to the 2006 reorganization of certain shipping and related operations.

Other energy ventures. The company expects 2011 operating results from its other energy ventures to be similar to 2010's.

Other. The company also expects 2011 net income to be adversely impacted by the absence of favorable tax reserve adjustments recognized in 2010 and higher state income taxes.

CONTINGENCIES

The following contingencies of Nicor are in various stages of investigation or disposition. Although in some cases the company is unable to estimate the amount of loss reasonably possible in addition to any amounts already recognized, it is possible that the resolution of these contingencies, either individually or in aggregate, will require the company to take charges against, or will result in reductions in, future earnings. It is the opinion of management that the resolution of these contingencies, either individually or in aggregate, could be material to earnings in a particular period but is not expected to have a material adverse impact on Nicor's liquidity or financial condition.

PBR plan. Nicor Gas' PBR plan for natural gas costs went into effect in 2000 and was terminated by the company effective January 1, 2003. Under the PBR plan, Nicor Gas' total gas supply costs were compared to a market-sensitive benchmark. Savings and losses relative to the benchmark were determined annually and shared equally with sales customers. The PBR plan is currently under ICC review. There are allegations that the company acted improperly in connection with the PBR plan, and the ICC and others are reviewing these allegations. On June 27, 2002, the Citizens Utility Board ("CUB") filed a motion to reopen the record in the ICC's proceedings to review the PBR plan (the "ICC Proceedings"). As a result of the motion to reopen, Nicor Gas, the staff of the ICC and CUB entered into a stipulation providing for additional discovery. The Illinois Attorney General's Office ("IAGO") has also intervened in this matter. In addition, the IAGO issued Civil Investigation Demands ("CIDs") to CUB and the ICC staff. The CIDs ordered that CUB and the ICC staff produce all documents relating to any claims that Nicor Gas may have presented, or caused to be presented, false information related to its PBR plan. The company has committed to cooperate fully in the reviews of the PBR plan.

In response to these allegations, on July 18, 2002, the Nicor Board of Directors appointed a special committee of independent, non-management directors to conduct an inquiry into issues surrounding natural gas purchases, sales, transportation, storage and such other matters as may come to the attention of the special committee in the course of its investigation. The special committee presented the report of its counsel ("Report") to Nicor's Board of Directors on October 28, 2002. A copy of the Report is available at the Nicor website and has been previously produced to all parties in the ICC Proceedings.

In response, the Nicor Board of Directors directed the company's management to, among other things, make appropriate adjustments to account for, and fully address, the adverse consequences to ratepayers of the items noted in the Report, and conduct a detailed study of the adequacy of internal accounting and regulatory controls. The adjustments were made in prior years' financial statements resulting in a $24.8 million liability. Included in such $24.8 million liability is a $4.1 million loss contingency. A $1.8 million adjustment to the previously recorded liability, which is discussed below, was made in 2004 increasing the recorded liability to $26.6 million. Nicor Gas estimates that there is $26.9 million due to the company from the 2002 PBR plan year, which has not been recognized in the financial statements due to uncertainties surrounding the PBR plan. In addition, interest due to the company on certain components of these amounts has not been recognized in the financial statements due to the same uncertainties. By the end of 2003, the company completed steps to correct the weaknesses and deficiencies identified in the detailed study of the adequacy of internal controls.

Pursuant to the agreement of all parties, including the company, the ICC re-opened the 1999 and 2000 purchased gas adjustment filings for review of certain transactions related to the PBR plan and consolidated the reviews of the 1999-2002 purchased gas adjustment filings with the PBR plan review.

On February 5, 2003, CUB filed a motion for $27 million in sanctions against the company in the ICC Proceedings. In that motion, CUB alleged that Nicor Gas' responses to certain CUB data requests were false. Also on February 5, 2003, CUB stated in a press release that, in addition to $27 million in sanctions, it would seek additional refunds to consumers. On March 5, 2003, the ICC staff filed a response brief in support of CUB's motion for sanctions. On May 1, 2003, the ALJs assigned to the proceeding issued a ruling denying CUB's motion for sanctions. CUB has filed an appeal of the motion for sanctions with the ICC, and the ICC has indicated that it will not rule on the appeal until the final disposition of the ICC Proceedings. It is not possible to determine how the ICC will resolve the claims of CUB or other parties to the ICC Proceedings.

In 2004, the company became aware of additional information relating to the activities of individuals affecting the PBR plan for the period from 1999 through 2002, including information consisting of third party documents and recordings of telephone conversations from Entergy-Koch Trading, LP ("EKT"), a natural gas, storage and transportation trader and consultant with whom Nicor did business under the PBR plan. Review of additional information completed in 2004 resulted in the $1.8 million adjustment to the previously recorded liability referenced above.

The evidentiary hearings on this matter were stayed in 2004 in order to permit the parties to undertake additional third party discovery from EKT. In December 2006, the additional third party discovery from EKT was obtained and the ALJs issued a scheduling order that provided for Nicor Gas to submit direct testimony by April 13, 2007. In its direct testimony, Nicor Gas seeks a reimbursement of approximately $6 million, which includes interest due to the company, as noted above, of $1.6 million, as of March 31, 2007. In September 2009, the staff of the ICC, IAGO and CUB submitted direct testimony to the ICC requesting refunds of $109 million, $255 million and $286 million, respectively. No date has been set for evidentiary hearings on this matter.

Nicor is unable to predict the outcome of the ICC's review or the company's potential exposure thereunder. Because the PBR plan and historical gas costs are still under ICC review, the final outcome could be materially different than the amounts reflected in the company's financial statements as of December 31, 2010.

Litigation relating to proposed merger. Nicor, its board of directors, AGL Resources and one or both of AGL Resources' acquisition subsidiaries and, in one instance, Nicor's Executive Vice President and Chief Financial Officer have been named as defendants in five putative class action lawsuits brought by purported Nicor shareholders challenging Nicor's proposed merger with AGL Resources. The first shareholder action was filed on December 7, 2010 in the Eighteenth Circuit Court of DuPage County, Illinois, County Department, Chancery Division (*Joseph Pirolli v. Nicor Inc., et al.*). The other four actions were filed between December 10, 2010 and December 17, 2010 in the Circuit Court of Cook County, Illinois, County Department, Chancery Division (*Maxine Phillips v. Nicor Inc., et al.*, filed December 10, 2010; *Plumbers Local #65 Pension Fund v. Nicor Inc., et al.*, filed December 13, 2010; *Gus Monahu v. Nicor Inc., et al.*, filed December 17, 2010; and *Roberto R. Vela v. Russ M. Strobel, et al.*, filed December 17, 2010).

The shareholder actions variously allege, among other things, that the Nicor Board breached its fiduciary duties to Nicor and its shareholders by (i) approving the sale of Nicor to AGL Resources at an inadequate purchase price (and thus failing to maximize value to Nicor shareholders); (ii) conducting an inadequate sale process by agreeing to preclusive deal protection provisions in the Merger Agreement; and (iii) failing to disclose material information regarding the proposed merger to Nicor shareholders. The complaints also allege that AGL Resources, Nicor and the acquisition subsidiaries aided and abetted these alleged breaches of fiduciary duty. The shareholder actions seek, among other things, declaratory and injunctive relief, including orders enjoining the defendants from consummating the proposed merger and, in certain instances, damages.

On January 10, 2011, the four actions filed in the Circuit Court of Cook County, Illinois, County Department, Chancery Division were consolidated. Nicor believes the claims asserted in each lawsuit to be without merit and intends to vigorously defend against them. The final disposition of these shareholder litigation-related matters is not expected to have a material adverse impact on the company's liquidity or financial condition.

Mercury. Information about mercury contingencies is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 20 – Contingencies – Mercury.

Manufactured gas plant sites. The company is conducting environmental investigations and remedial activities at former manufactured gas plant sites. Additional information about these sites is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 20 – Contingencies – Manufactured Gas Plant Sites.

Municipal tax matters. Information about municipal tax contingencies is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 20 – Contingencies – Municipal Tax Matters.

Other. The company is involved in legal or administrative proceedings before various courts and agencies with respect to general claims, taxes, environmental, gas cost prudence reviews and other matters. See Item 8 – Notes to the Consolidated Financial Statements – Note 20 – Contingencies – Other.

CRITICAL ACCOUNTING ESTIMATES

Nicor prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, which regularly require Nicor's management to exercise judgment in the selection and application of accounting methods. The application of accounting methods includes making estimates using subjective assumptions and judgments about matters that are inherently uncertain.

The use of estimates and the selection of accounting policies affect Nicor's reported results and financial condition. The company has adopted several significant accounting policies and is required to make significant accounting estimates that are important to understanding its financial statements. These significant policies and estimates are described throughout Item 8 – Notes to the Consolidated Financial Statements.

Although there are numerous areas in which Nicor's management makes significant accounting estimates, it believes its critical estimates are those that require management's most difficult and subjective or complex judgments. Nicor's management has a practice of reviewing its critical accounting estimates and policy decisions with the audit committee of its board of directors. Its critical estimates typically involve loss contingencies, derivative instruments, pension and other postretirement benefits, income taxes, credit risk, unbilled revenues and regulatory assets and liabilities because they are estimates which could materially impact Nicor's financial statements.

Loss contingencies. Nicor and its subsidiaries record contingent losses as liabilities when a loss is both probable and the amount or range of loss, including related legal defense costs, is reasonably estimable. When only a range of potential loss is estimable, the company records a liability for the minimum anticipated loss. Nicor and its subsidiaries and affiliates are involved in various legal and regulatory proceedings and are exposed to various loss contingencies. These loss contingencies are in some cases resolved in stages over time, estimates may change significantly from period to period, and the company's ultimate obligations may differ materially from its recorded amounts. Of particular note is the PBR plan contingency at Nicor Gas described in Item 8 – Notes to the Consolidated Financial Statements – Note 20 – Contingencies.

Derivative instruments. The rules for determining whether a contract meets the definition of a derivative instrument, contains an embedded derivative requiring bifurcation, or qualifies for hedge accounting treatment are numerous and complex. The treatment of a single contract may vary from period to period depending upon accounting elections, changes in management's assessment of the likelihood of future hedged transactions or new interpretations of accounting rules. As a result, management judgment is required in the determination of the appropriate accounting treatment. In addition, the estimated fair value of derivative instruments may change significantly from period to period depending upon market conditions, and changes in hedge effectiveness may impact the accounting treatment. These determinations and changes in estimates may have a material impact on reported results.

Pension and other postretirement benefits. The company's cost of providing postretirement benefits is dependent upon various factors and assumptions, including life expectancies, the discount rate used in determining the projected benefit obligation, the expected long-term rate of return on plan assets, the long-term rate of compensation increase and anticipated health care costs. Actual experience in any one period, particularly the actual return on plan assets, often varies significantly from these mostly long-term assumptions. When cumulatively significant, the gains and losses generated from such variances are amortized into operating income over the remaining service lives of employees covered by the plans (approximately 9 years for the pension plan and 12 years for the health care plan). Additional information is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 10 – Postretirement Benefits, including plan asset investment allocation, estimated future benefit payments, general descriptions of the plans, significant assumptions, the impact of certain changes in assumptions and significant changes in estimates.

The company's postretirement benefit expense (net of capitalization) included in operating income was $19.6 million, $24.6 million and $2.7 million in 2010, 2009 and 2008, respectively. The company expects to record postretirement benefit expense (net of capitalization) for 2011 of $18.7 million. Significant market declines in the values of plan assets in 2008 caused the increase in postretirement benefit expense for the years after 2008.

Actuarial assumptions affecting 2011 include an expected long-term rate of return on plan assets of 8.25 percent and discount rates of 5.40 percent for the company's defined benefit pension plan and 5.20 percent for the health care and other benefits plans, compared with an 8.25 percent rate of return on plan assets and discount rates of 5.45 percent and 5.75 percent, respectively, in the prior year. Nicor Gas establishes its expected long-term return on asset assumption by considering historical and projected returns for each investment asset category, asset allocations and the effects of active plan management. Projected returns are calculated with the assistance of independent firms via probability-based models. The discount rates for each plan were determined by performing a cash flow matching study using the Citigroup Pension Discount Curve. The Citigroup Pension Discount Curve is constructed from a Treasury yield curve and adjusted by adding a corporate bond spread. The corporate bond spread is developed from a large pool of high quality corporate bonds and mitigates the risks associated with selecting individual corporate bonds whose values may not be representative of the broader market.

The discount rate is critical to the measurement of the plans' costs. Additionally, the assumed rate of return on plan assets is critical to the determination of the pension plan's cost. The following table illustrates the effect of a one-percentage-point change in these actuarial assumptions on 2010's net benefit cost (in millions):

Actuarial assumption	Increase (decrease)	Effect on net benefit cost
Discount rate	1.0%	$(6.2)
	(1.0%)	7.4
Rate of return on plan assets	1.0%	(3.5)
	(1.0%)	3.5

Income taxes. A deferred income tax liability is not recorded on undistributed foreign earnings that are expected in management's judgment to be indefinitely reinvested offshore. Management considers, among other factors, actual cash investments offshore as well as projected cash requirements in making this determination. Changes in management's investment or repatriation plans or circumstances could result in a different deferred income tax liability.

The company records unrecognized tax benefits based on a recognition threshold and valuation method to recognize and measure an income tax position taken, or expected to be taken, in a tax return. The evaluation is based on a two-step approach. The first step requires the company to evaluate whether the tax position would "more likely than not," based upon its technical merits, be sustained upon examination by the appropriate taxing authority. The second step requires the tax position to be measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Changes between what the company recognizes as an unrecognized tax benefit and what is actually settled with the taxing authority could be materially different.

Credit risk. The company is required to estimate counterparty credit risk in estimating the fair values of certain derivative instruments. The company's counterparties consist primarily of major energy companies and financial institutions. This concentration of counterparties may materially impact the company's exposure to credit risk resulting from market, economic or regulatory conditions. To manage this credit risk, the company believes it maintains prudent credit policies to determine and monitor the creditworthiness of counterparties. In doing so, the company seeks guarantees or collateral, in the form of cash or letters of credit, acquires credit insurance in certain instances, limits its exposure to any one counterparty, and, in some instances, enters into netting arrangements to mitigate counterparty credit risk.

However, the volatility in the capital markets over the past three years has made it more difficult for the company to assess the creditworthiness of its counterparties. Based on this uncertainty, actual losses relating to credit risk could materially vary from Nicor's estimates.

The company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments. Such estimates are based on historical experience, existing economic conditions and certain collection-related patterns. Circumstances which could affect these estimates include, but are not limited to, customer credit issues, natural gas prices, customer deposits and economic conditions. Actual credit losses could vary materially from Nicor's estimates. Nicor's allowance for doubtful accounts at December 31, 2010, 2009 and 2008 was $27.6 million, $33.0 million and $44.9 million, respectively, as presented on Schedule II in Item 15 – Exhibits, Financial Statement Schedules. The impact of credit losses to Nicor's results of operations is substantially mitigated by the bad debt rider that was approved by the ICC on February 2, 2010. The bad debt rider provides for the recovery from (or refund to) customers of the difference between Nicor Gas' actual bad debt experience on an annual basis and the benchmark bad debt expense included in its rates for the respective year.

Unbilled revenues. Nicor Gas accrues revenues for natural gas deliveries not yet billed to customers from the last billing date to month-end. Accrued unbilled revenue estimates are dependent upon a number of customer-usage factors which require management judgment, including weather factors. These estimates are adjusted when actual billings occur, and variances in estimates can be material. Accrued unbilled revenues for Nicor Gas at December 31, 2010 and 2009 were $141.8 million and $137.7 million, respectively.

Regulatory assets and liabilities. Nicor Gas is regulated by the ICC, which establishes the rules and regulations governing utility rates and services in Illinois. As a rate-regulated company, Nicor Gas is required to recognize the economic effects of rate regulation and, accordingly, has recorded regulatory assets and liabilities. Regulatory assets represent probable future revenue associated with certain costs that are expected to be recovered from customers through rate riders or base rates, upon approval by the ICC. Regulatory liabilities represent probable future reductions in revenues collected from ratepayers through a rate rider or base rates, or probable future expenditures. If Nicor Gas' operations become no longer subject to rate regulation, a write-off of net regulatory liabilities would be required. Additional information on regulatory assets and liabilities is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 2 – Accounting Policies.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This document includes certain forward-looking statements about the expectations of Nicor and its subsidiaries and affiliates. Although Nicor believes these statements are based on reasonable assumptions, actual results may vary materially from stated expectations. Such forward-looking statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "expect," "intend," "may," "planned," "potential," "should," "will," "would," "project," "estimate," "ultimate," or similar phrases. Actual results may differ materially from those indicated in the company's forward-looking statements due, among other things, to the outcome of the proposed merger between Nicor and AGL Resources, the direct or indirect effects of legal contingencies (including litigation) and the resolution of those issues, including the effects of an ICC review, and undue reliance should not be placed on such statements.

Specifically with respect to the proposed merger between Nicor and AGL Resources, Nicor's expectations are subject to future events, risks and uncertainties, and there are several factors – many beyond the company's control – that could cause results to differ significantly from its expectations. Such events, risks and uncertainties include, but are not limited to:

- the possibility that the company's business may suffer as a result of the uncertainty surrounding the merger;
- the possibility that AGL Resources and Nicor will not receive the regulatory approvals required to complete the merger or that the merger will not be consummated for other reasons;
- the possibility of adverse decisions in pending and potential state and federal class action lawsuits, including five shareholder suits, relating to the merger;
- the possibility that the company may not be able to maintain relationships with its employees, suppliers, or customers as a result of the uncertainty surrounding the merger; and
- the possibility that the Merger Agreement will be terminated under circumstances in which the company would incur termination payment obligations.

Other factors that could cause materially different results include, but are not limited to, weather conditions; natural disasters; natural gas and other fuel prices; fair value accounting adjustments; inventory valuation; health care costs; insurance costs or recoveries; legal costs; borrowing needs; interest rates; credit conditions; economic and market conditions; accidents, leaks, equipment failures, service interruptions, environmental pollution, and other operating risks; tourism and construction in the Bahamas and Caribbean region; energy conservation; legislative and regulatory actions; tax rulings or audit results; asset sales; significant unplanned capital needs; future mercury-related charges or credits; changes in accounting principles, interpretations, methods, judgments or estimates; performance of major customers, transporters, suppliers and contractors; labor relations; and acts of terrorism.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. Nicor undertakes no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this filing.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Nicor is exposed to market risk in the normal course of its business operations, including the risk of loss arising from adverse changes in natural gas and fuel commodity prices and interest rates. Nicor's practice is to manage these risks utilizing derivative instruments and other methods, as deemed appropriate.

Commodity price risk. With regard to commodity price risk, the company has established policies and procedures with respect to the management of such risks and the use of derivative instruments to hedge its exposure to such risks. Company management oversees compliance with such policies and procedures. Nicor's other energy businesses utilize various techniques to limit, measure and monitor market risk, including limits based on volume, dollar amounts, maturity, and in some cases value at risk ("VaR").

VaR is a tool to assess the potential loss for an instrument or portfolio from adverse changes in market factors, for a specified time period and at a specified confidence level. The company has established exposure limits at such a level that material adverse economic results are not expected. The company's commodity price risk policies and procedures continue to evolve with its businesses and are subject to ongoing review and modification.

In accordance with SEC disclosure requirements, Nicor performs sensitivity analyses to assess the potential loss in earnings based upon a hypothetical 10 percent adverse change in market prices. Management does not believe that sensitivity analyses alone provide an accurate or reliable method for monitoring and controlling risks and therefore also relies on the experience and judgment of its management to revise strategies and adjust positions as deemed necessary. Losses in excess of the amounts determined in sensitivity analyses could occur if market prices exceed the 10 percent shift used for the analyses.

As a regulated utility, Nicor Gas' exposure to market risk caused by changes in commodity prices is substantially mitigated because of Illinois rate regulation allowing for the recovery of prudently incurred natural gas supply costs from customers. However, substantial changes in natural gas prices may impact Nicor Gas' earnings by increasing or decreasing the cost of gas used by the company, storage-related gas costs, and other operating and financing expenses. The company expects to purchase in 2011 about 2 Bcf of natural gas for its own use and to cover storage-related gas costs. The volume of natural gas purchased by the company, which is exposed to market risk, has declined over the last two years as a result of certain changes approved in the 2009 rate orders. The level of natural gas prices may also impact customer gas consumption and therefore gas distribution margin. The actual impact of natural gas price fluctuations on Nicor Gas' earnings is dependent upon several factors, including the company's hedging practices. The company generally hedges its forecasted company use and storage-related gas costs through the use of swap agreements.

Nicor's other energy businesses are subject to natural gas commodity price risk, arising primarily from purchase and sale agreements, transportation agreements, natural gas inventories and utility-bill management contracts. Derivative instruments such as futures, options, forwards and swaps may be used to hedge these risks. Based on Nicor's other energy businesses unhedged positions at December 31, 2010, a 10 percent adverse change in natural gas prices would have decreased Nicor's earnings for the periods ended December 31, 2010 and 2009 by about $0.2 million.

In the fourth quarter of 2010, Nicor's other energy businesses entered into derivative instruments to hedge the natural gas commodity price risk associated with its forecasted purchase of base gas that will be injected as part of the development of the Central Valley natural gas storage facility. At December 31, 2010, these derivatives totaled approximately 1.4 Bcf and had a fair value of approximately $0.2 million. Gains and losses on these derivatives are deferred in accumulated other comprehensive income until the storage facility is retired and the base gas is sold.

At December 31, 2010, Nicor Enerchange, Nicor's wholesale natural gas marketing business, held derivative contracts with the following net asset (liability) fair values (in millions):

Source of Fair Value	Total Fair Value	Maturity Less than 1 Year	Maturity 1 to 3 Years
Prices actively quoted	$(8.3)	$(4.7)	$ (3.6)
Prices correlated to external sources	28.2	18.9	9.3
Prices based on models and other valuation methods	(6.9)	(5.2)	(1.7)
Total	$13.0	$ 9.0	$ 4.0

Actively quoted prices are for those derivative instruments traded on the NYMEX. Nicor Enerchange enters into over-the-counter derivative instruments with values that are similar to, and correlate with, quoted prices for exchange-traded instruments in active markets. Nicor Enerchange uses one or more significant unobservable inputs such as indicative broker prices.

Tropical Shipping's objective is to substantially mitigate its exposure to higher fuel costs through fuel surcharges.

Credit risk. The company has a diversified customer base, which limits its exposure to concentrations of credit risk in any one industry or income class and believes that it maintains prudent credit policies. Additionally, the gas distribution business offers options to help customers manage their bills, such as energy assistance programs for low-income customers and a budget payment plan that spreads gas bills more evenly throughout the year. This risk has been substantially mitigated by the bad debt rider approved by the ICC on February 2, 2010. The bad debt rider provides for the recovery from (or refund to) customers of the difference between Nicor Gas' actual bad debt experience on an annual basis and the benchmark bad debt expense included in its rates for the respective year.

The company is also exposed to credit risk in the event a counterparty, customer or supplier defaults on a contract to pay for or deliver product at agreed-upon terms and conditions. To manage this credit risk, the company believes it maintains prudent credit policies to determine and monitor the creditworthiness of counterparties. In doing so, the company seeks guarantees or collateral, in the form of cash or letters of credit, acquires credit insurance in certain instances, limits its exposure to any one counterparty, and, in some instances, enters into netting arrangements to mitigate counterparty credit risk. However, the volatility in the capital markets over the past three years has made it more difficult for the company to assess the creditworthiness of its counterparties. Based on this uncertainty, the company has taken additional steps including, but not limited to, reducing available credit to some of its counterparties.

Interest rate risk. Nicor is exposed to changes in interest rates. The company manages its interest rate risk by issuing primarily fixed-rate long-term debt with varying maturities, refinancing certain debt and, at times, hedging the interest rate on anticipated borrowings. At December 31, 2010, if market rates were to hypothetically increase by 10 percent from Nicor's weighted-average floating interest rate on commercial paper, interest expense would have increased causing Nicor's earnings to decrease by less than $0.1 million in 2010. Nicor holds forward-starting interest rate swaps maturing in 2012 with a notional totaling $90 million. These swaps had a net liability fair value of $2.2 million at December 31, 2010. The fair value of these derivatives is determined based on prices that correlate to external sources. Gains and losses on the interest rate swaps are deferred in accumulated other comprehensive income until settlement and then amortized to interest expense over the life of the related debt. For further information about debt securities, interest rates and fair values, see Item 8 – Notes to the Consolidated Financial Statements – Note 6 – Short-Term and Long-Term Debt and Note 7 – Fair Value Measurements.

Nicor Inc.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nicor Inc.

We have audited the accompanying consolidated balance sheets of Nicor Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, common equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule at Item 15(a)(2). We also have audited the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (concluded)

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 24, 2011

Nicor Inc.
Consolidated Statements of Income
(millions, except per share data)

	Year ended December 31		
	2010	2009	2008
Operating revenues			
Gas distribution (includes revenue taxes of $148.1, $150.3 and $174.0, respectively)	**$ 2,204.4**	$ 2,140.8	$ 3,206.9
Shipping	**345.0**	352.6	425.2
Other energy ventures	**218.4**	239.0	230.3
Corporate and eliminations	**(58.0)**	(80.3)	(85.8)
Total operating revenues	**2,709.8**	2,652.1	3,776.6
Operating expenses			
Gas distribution			
Cost of gas	**1,364.1**	1,345.7	2,427.8
Operating and maintenance	**300.0**	300.4	294.6
Depreciation	**183.6**	177.4	170.9
Taxes, other than income taxes	**164.6**	167.6	189.4
Other	**(2.6)**	-	(.2)
Shipping	**330.6**	323.4	385.9
Other energy ventures	**184.0**	193.5	205.0
Other corporate expenses and eliminations	**(50.2)**	(76.2)	(81.8)
Total operating expenses	**2,474.1**	2,431.8	3,591.6
Operating income	**235.7**	220.3	185.0
Interest expense, net of amounts capitalized	**38.1**	38.7	40.1
Equity investment income, net	**8.2**	15.8	9.4
Interest income	**1.1**	2.3	8.8
Other income, net	**1.2**	.9	.7
Income before income taxes	**208.1**	200.6	163.8
Income tax expense, net of benefits	**69.7**	65.1	44.3
Net income	**$ 138.4**	$ 135.5	$ 119.5
Average shares of common stock outstanding			
Basic	**45.7**	45.4	45.3
Diluted	**45.7**	45.5	45.4
Earnings per average share of common stock			
Basic	**$ 3.02**	$ 2.99	$ 2.64
Diluted	**3.02**	2.98	2.63

The accompanying notes are an integral part of these statements.

Nicor Inc.
Consolidated Statements of Cash Flows
(millions)

	Year ended December 31		
	2010	2009	2008
Operating activities			
Net income	**$ 138.4**	$ 135.5	$ 119.5
Adjustments to reconcile net income to net cash flow provided from (used for) operating activities:			
Depreciation	**202.7**	195.8	189.8
Deferred income tax expense (benefit)	**3.7**	4.9	(3.4)
Gain on sale of equity investment	**-**	(10.1)	-
Changes in assets and liabilities:			
Receivables, less allowances	**19.7**	198.3	(47.3)
Gas in storage	**(26.7)**	71.3	(54.5)
Deferred/accrued gas costs	**21.4**	24.7	(104.1)
Derivative instruments	**(12.2)**	(85.2)	133.3
Margin accounts - derivative instruments	**.9**	103.7	(134.9)
Pension benefits	**(15.1)**	(21.5)	179.1
Regulatory postretirement asset	**1.6**	39.6	(186.3)
Other assets	**18.1**	16.0	(64.3)
Accounts payable	**(22.5)**	(57.4)	(16.9)
Customer credit balances and deposits	**(31.1)**	(45.6)	(47.2)
Health care and other postretirement benefits	**31.3**	3.5	12.2
Other liabilities	**23.9**	(9.1)	(.9)
Other items	**.7**	6.4	(1.5)
Net cash flow provided from (used for) operating activities	**354.8**	570.8	(27.4)
Investing activities			
Additions to property, plant and equipment	**(226.8)**	(220.3)	(249.9)
Net (increase) decrease in other short-term investments	**7.0**	(11.4)	(20.4)
Proceeds from sale of equity investment	**.9**	13.0	-
Other investing activities	**(10.3)**	7.2	5.0
Net cash flow used for investing activities	**(229.2)**	(211.5)	(265.3)
Financing activities			
Proceeds from issuing long-term debt	**-**	50.0	75.0
Disbursements to retire long-term obligations	**-**	(50.5)	(75.0)
Net issuances (repayments) of commercial paper	**(69.0)**	(245.9)	370.9
Dividends paid	**(85.1)**	(84.8)	(84.4)
Other financing activities	**4.3**	1.6	(10.6)
Net cash flow provided from (used for) financing activities	**(149.8)**	(329.6)	275.9
Net increase (decrease) in cash and cash equivalents	**(24.2)**	29.7	(16.8)
Cash and cash equivalents, beginning of year	**55.7**	26.0	42.8
Cash and cash equivalents, end of year	**$ 31.5**	$ 55.7	$ 26.0
Supplemental information			
Income taxes paid, net	**$ 56.1**	$ 46.8	$ 71.2
Interest paid, net of amounts capitalized	**30.1**	30.8	50.2

The accompanying notes are an integral part of these statements.

Nicor Inc.
Consolidated Balance Sheets
(millions)

ASSETS

	December 31	
	2010	2009
Current assets		
Cash and cash equivalents	**$ 31.5**	$ 55.7
Short-term investments	**70.6**	78.0
Receivables, less allowances of $27.6 and $33.0, respectively	**472.4**	492.1
Gas in storage	**163.9**	137.2
Derivative instruments	**49.1**	30.9
Margin accounts - derivative instruments	**50.9**	46.1
Other	**115.2**	163.3
Total current assets	**953.6**	1,003.3
Property, plant and equipment, at cost		
Gas distribution	**4,733.6**	4,598.2
Shipping	**333.6**	330.0
Other	**60.5**	32.8
Property, plant and equipment, at cost	**5,127.7**	4,961.0
Less accumulated depreciation	**2,104.9**	2,021.9
Total property, plant and equipment, net	**3,022.8**	2,939.1
Long-term investments	**134.2**	128.8
Other assets	**385.9**	364.5
Total assets	**$ 4,496.5**	$ 4,435.7

The accompanying notes are an integral part of these statements.

Nicor Inc.
Consolidated Balance Sheets
(millions, except share data)

LIABILITIES AND CAPITALIZATION

	December 31	
	2010	2009
Current liabilities		
Short-term debt	**$ 425.0**	$ 494.0
Accounts payable	**335.5**	353.9
Customer credit balances and deposits	**110.6**	141.7
Derivative instruments	**82.9**	72.3
Other	**120.3**	106.2
Total current liabilities	**1,074.3**	1,168.1
Deferred credits and other liabilities		
Regulatory asset retirement liability	**843.9**	796.8
Deferred income taxes	**423.4**	409.9
Health care and other postretirement benefits	**229.7**	199.7
Asset retirement obligation	**190.9**	191.6
Other	**132.0**	133.6
Total deferred credits and other liabilities	**1,819.9**	1,731.6
Commitments and contingencies		
Capitalization		
Long-term obligations	**498.4**	498.3
Common equity		
Common stock, $2.50 par value per share, (45,546,759 and 45,245,409 shares outstanding, respectively)	**113.9**	113.1
Paid-in capital	**69.1**	54.6
Retained earnings	**934.1**	881.0
Accumulated other comprehensive loss	**(13.2)**	(11.0)
Total common equity	**1,103.9**	1,037.7
Total capitalization	**1,602.3**	1,536.0
Total liabilities and capitalization	**$ 4,496.5**	$ 4,435.7

The accompanying notes are an integral part of these statements.

Nicor Inc.
Consolidated Statements of Common Equity
(millions, except per share data)

	Year ended December 31		
	2010	2009	2008
Common stock			
Balance at beginning of year	**$ 113.1**	$ 113.0	$ 112.8
Issued and converted stock, net of cancellations	**.8**	.1	.2
Balance at end of year	**113.9**	113.1	113.0
Paid-in capital			
Balance at beginning of year	**54.6**	49.5	44.8
Issued and converted stock	**15.2**	5.3	5.0
Reacquired and cancelled stock	**(.7)**	(.2)	(.3)
Balance at end of year	**69.1**	54.6	49.5
Retained earnings			
Balance at beginning of year	**881.0**	830.3	795.5
Net income	**138.4**	135.5	119.5
Dividends on common stock ($1.86 per share for 2010 to 2008)	**(85.3)**	(84.8)	(84.5)
Other	**-**	-	(.2)
Balance at end of year	**934.1**	881.0	830.3
Accumulated other comprehensive loss			
Balance at beginning of year	**(11.0)**	(19.7)	(7.9)
Other comprehensive income (loss)	**(2.2)**	8.7	(11.8)
Balance at end of year	**(13.2)**	(11.0)	(19.7)
Total common equity	**$ 1,103.9**	$ 1,037.7	$ 973.1

Consolidated Statements of Comprehensive Income
(millions)

	Year ended December 31		
	2010	2009	2008
Net income	**$ 138.4**	$ 135.5	$ 119.5
Other comprehensive income (loss)			
Loss on cash flow hedges (net of income tax of $(2.8), $(2.8) and $(2.4), respectively)	**(4.5)**	(4.3)	(3.6)
Reclassifications of hedge (gains) losses to net income (net of income tax of $1.7, $7.9 and $(1.4), respectively)	**2.6**	12.0	(2.1)
Postretirement gains (losses) (net of income tax of $0.1, $0.9 and $(3.9), respectively)	**-**	1.2	(6.0)
Foreign currency translation adjustment	**(.3)**	(.2)	(.1)
Other comprehensive income (loss), net of tax	**(2.2)**	8.7	(11.8)
Comprehensive income	**$ 136.2**	$ 144.2	$ 107.7

The accompanying notes are an integral part of these statements.

Notes to the Consolidated Financial Statements

Certain terms used herein are defined in the glossary on pages ii and iii.

1. PROPOSED MERGER WITH AGL RESOURCES

In December 2010, Nicor entered into an Agreement and Plan of Merger (the "Merger Agreement") with AGL Resources, a copy of which was filed with the SEC. In accordance with the Merger Agreement, each share of Nicor stock, other than shares to be cancelled and Dissenting Shares (as defined in the Merger Agreement), outstanding at the Effective Time (as defined in the Merger Agreement) will be converted into the right to receive consideration consisting of (i) $21.20 in cash and (ii) 0.8382 shares of AGL Resources common stock, subject to adjustments in certain circumstances.

Completion of the proposed merger is conditioned upon, among other things, shareholder approval by both companies, the SEC's clearance of a registration statement registering AGL Resources common stock, expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act and regulatory approval by the ICC.

The Merger Agreement provides certain termination rights for both Nicor and AGL Resources, and provides for the payment of fees and expenses upon the termination of the Merger Agreement under certain circumstances. Nicor currently anticipates the merger will be completed in the second half of 2011. Although the company believes that Nicor and AGL Resources will receive the required authorizations, approvals and consents to complete the proposed merger, there can be no assurance as to the timing of these authorizations, approvals and consents or as to the ultimate ability to obtain such authorizations, consents or approvals (or any additional authorizations, approvals or consents which may otherwise become necessary) or that such authorizations, approvals or consents will be obtained on terms and subject to conditions satisfactory to Nicor and AGL Resources.

For additional information concerning the proposed merger, please see Nicor's Form 8-K filed with the SEC on December 7, 2010 and the Form S-4 registration statement filed with the SEC by AGL Resources on February 4, 2011.

For the year ended December 31, 2010, the company has incurred and expensed $4.6 million of merger-related costs. No other adjustments have been made to the financial statements as a result of the proposed merger.

2. ACCOUNTING POLICIES

Consolidation. The consolidated financial statements include the accounts of Nicor and all majority-owned subsidiaries. Nicor's key subsidiaries are described in Note 14 – Business Segment and Geographic Information. All significant intercompany balances and transactions have been eliminated.

Use of estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect reported amounts. Actual results could differ from those estimates and such differences could be material. Accounting estimates requiring significant management judgment involve accrued unbilled revenues, derivative instruments, regulatory assets and liabilities, pension and other postretirement benefits, potential asset impairments, asset retirement obligations, loss contingencies including environmental contingencies, credit risk and income taxes.

Subsequent events. The company's management evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued.

Cash and cash equivalents. Cash equivalents are comprised of highly liquid investments of domestic subsidiaries with an initial maturity of three months or less. The carrying value of these investments approximates fair value.

Regulatory assets and liabilities. Nicor Gas is regulated by the ICC, which establishes the rules and regulations governing utility rates and services in Illinois. As a rate-regulated company, Nicor Gas is required to recognize the economic effects of rate regulation and, accordingly, has recorded regulatory assets and liabilities. Regulatory assets represent probable future revenue associated with certain costs that are expected to be recovered from customers through rate riders or base rates, upon approval by the ICC. Regulatory liabilities represent probable future reductions in revenues collected from ratepayers through a rate rider or base rates, or probable future expenditures. If Nicor Gas' operations become no longer subject to rate regulation, a write-off of net regulatory liabilities would be required.

The company had regulatory assets and liabilities at December 31 as follows (in millions):

	2010	2009
Regulatory assets - current		
Regulatory postretirement asset	**$ 21.1**	$ 20.6
Deferred gas costs	**6.5**	24.9
Other	**7.4**	5.4
Regulatory assets - noncurrent		
Regulatory postretirement asset	**193.3**	195.4
Deferred gas costs	**1.4**	4.4
Deferred environmental costs	**25.0**	18.1
Unamortized losses on reacquired debt	**13.1**	14.2
Other	**9.6**	8.9
	$277.4	$291.9
Regulatory liabilities - current		
Regulatory asset retirement liability	**$ 17.2**	$ 14.5
Bad debt rider	**16.4**	-
Other	**7.7**	2.7
Regulatory liabilities - noncurrent		
Regulatory asset retirement liability	**843.9**	796.8
Regulatory income tax liability	**18.2**	39.1
Bad debt rider	**11.7**	-
Other	**.9**	.8
	$916.0	$853.9

All items listed above are classified in Other on the Consolidated Balance Sheets, with the exception of the noncurrent portion of the Regulatory asset retirement liability, which is stated separately.

The ICC does not presently allow Nicor Gas the opportunity to earn a return on its regulatory postretirement asset. The regulatory postretirement asset is expected to be recovered from ratepayers over a period of approximately 9 to 12 years. The regulatory assets related to debt are not included in rate base, but are recovered over the term of the debt through the rate of return authorized by the ICC. Nicor Gas is allowed to recover and is required to pay, using short-term interest rates, the carrying costs related to temporary under or overcollections of natural gas costs, certain environmental costs and energy efficiency costs charged to its customers. However, there is no interest associated with the under or overcollections of bad debt expense.

Investments. The company's investments in marketable securities are categorized at the date of acquisition as trading, held-to-maturity, or available-for-sale. Trading securities, which include money market funds, are carried at fair value and are classified as current assets unless held to satisfy a long-term obligation. The company classifies money market funds held by its non-U.S. subsidiaries as short-term investments and all others are classified as cash equivalents. Debt securities are categorized as held-to-maturity when the company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are included in either short-term or long-term investments based upon their contractual maturity date. The company carries held-to-maturity securities at amortized cost, which approximates fair value. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in common equity as a component of accumulated other comprehensive income. Available-for-sale securities are classified as noncurrent assets unless the intent is to sell the security within 12 months. The specific identification method is used to determine realized gains or losses on the sale of marketable securities.

Investments in equity securities that do not have a readily determinable fair value and do not qualify for the equity method are carried at cost.

Equity method investments. The company invests in partnerships and limited liability companies that are accounted for under the equity method. Related investment balances classified as long-term investments at December 31, 2010 and 2009 were $93.8 million and $99.6 million, respectively, and include $76.0 million and $84.8 million, respectively, related to Triton.

Goodwill and other intangible assets. Goodwill is the excess cost of an acquired business over the fair value of assets acquired and liabilities assumed in a business combination. Tropical Shipping had goodwill of $22.5 million and $20.9 million at December 31, 2010 and 2009, respectively. The increase in goodwill from 2009 to 2010 is due primarily to the acquisition of the assets of V.I. Cargo Services, Inc., a provider of less-than-container load and full container load consolidation services from the United States to the island of St. Croix (in the U.S. Virgin Islands). Nicor Services had goodwill of $4.0 million at both December 31, 2010 and 2009. Goodwill is tested for impairment annually. Intangible assets other than goodwill with definite lives are amortized over their useful lives and totaled $5.1 million and $2.6 million, net of accumulated amortization, at December 31, 2010 and 2009, respectively. These intangible assets consisted primarily of customer and agency relationships at Tropical Shipping. At December 31, 2010, intangible assets also included rights that were obtained by Central Valley related to the storage facility development. Goodwill and other intangible assets are classified in noncurrent other assets on the Consolidated Balance Sheets.

Asset retirement obligations. The company records legal obligations associated with the retirement of long-lived assets in the period in which the obligation is incurred, if sufficient information exists to reasonably estimate the fair value of the obligation. When an asset retirement obligation is recorded as a liability, a corresponding amount is recorded as an asset retirement cost (an additional cost of the long-lived asset). Subsequently, the asset retirement obligation is accreted to the expected settlement amount and the asset retirement cost is depreciated over the life of the asset on a straight-line basis.

Subject to rate regulation, Nicor Gas continues to accrue all future asset retirement costs through depreciation over the lives of its assets even when a legal retirement obligation does not exist or insufficient information exists to determine the fair value of the obligation. Amounts charged to depreciation by Nicor Gas for future retirement costs, in excess of the normal depreciation and accretion described above, are classified as a regulatory asset retirement liability.

Derivative instruments. Cash flows from derivative instruments are recognized in the Consolidated Statements of Cash Flows, and gains and losses are recognized in the Consolidated Statements of Income, in the same categories as the underlying transactions.

Cash flow hedge accounting may be elected only for highly effective hedges, based upon an assessment, performed at least quarterly, of the historical and probable future correlation of cash flows from the derivative instrument to changes in the expected future cash flows of the hedged item. To the extent cash flow hedge accounting is applied, the effective portion of any changes in the fair value of the derivative instruments is reported as a component of accumulated other comprehensive income. Ineffectiveness, if any, is immediately recognized in operating income. The amount in accumulated other comprehensive income is reclassified to earnings when the forecasted transaction is recognized in the Consolidated Statements of Income, even if the derivative instrument is sold, extinguished or terminated prior to the transaction occurring. If the forecasted transaction is no longer expected to occur, the amount in accumulated other comprehensive income is immediately reclassified to operating income.

Nicor Gas. Derivative instruments, such as futures contracts, options and swap agreements, are utilized primarily in the purchase of natural gas for customers. These derivative instruments are reflected at fair value and are not designated as hedges. Realized gains or losses on such instruments are included in the cost of gas delivered and are passed directly through to customers, subject to ICC review, and therefore have no direct impact on earnings. Unrealized changes in the fair value of these derivative instruments are deferred as regulatory assets or liabilities.

Nicor Gas enters into swap agreements to reduce the earnings volatility of certain forecasted operating costs arising from fluctuations in natural gas prices, such as the purchase of natural gas for use in company operations. These derivative instruments are carried at fair value. To the extent hedge accounting is not elected, changes in such fair values are immediately recorded in the current period as operating and maintenance expense.

Nicor Enerchange. Derivative instruments, such as futures contracts, options, forward contracts, swap agreements and other energy-related contracts are held by Nicor's wholesale natural gas marketing business, Nicor Enerchange, for trading purposes. Certain of these derivative instruments are used to economically hedge price risk associated with inventories of natural gas, fixed-price purchase and sale agreements and other future natural gas commitments. Nicor Enerchange records such derivative instruments at fair value and generally cannot elect hedge accounting. As a result, changes in derivative fair values may have a material impact on Nicor's financial statements.

Other derivative instruments are used by Nicor Enerchange to hedge price risks related to the activities of affiliates. Derivatives are held related to certain utility-bill management products sold to retail customers. These derivative instruments are carried at fair value and cash flow hedge accounting may or may not be elected. Other derivative instruments are held for the purpose of hedging the commodity price risk associated with the forecasted purchase of base gas that will be injected as part of the development of the natural gas storage facility by Central Valley. Such derivative instruments are carried at fair value and cash flow hedge accounting has been elected on a consolidated basis. The base gas is a component of the storage facility's construction costs. Therefore, amounts recorded in accumulated other comprehensive income related to these derivative instruments will not be reclassified to earnings until the storage facility is retired and the base gas is sold.

Nicor. Forward-starting interest rate swaps are utilized to hedge the interest payments associated with long-term debt. These derivative instruments are carried at fair value and cash flow hedge accounting is elected. The effective portion of any changes in the fair value of the derivatives is deferred in accumulated other comprehensive income. Upon settlement, the deferred amount is amortized to interest expense over the life of the debt.

Credit risk and concentrations. Nicor's major subsidiaries have diversified customer bases and the company believes that it maintains prudent credit policies which mitigate customer receivable, supplier performance and derivative counterparty credit risk. The company is exposed to credit risk in the event a customer or supplier defaults on a contract to pay for or deliver product at agreed-upon terms and conditions, or a counterparty to a derivative instrument defaults on a settlement or otherwise fails to perform under contractual terms. To manage this risk, the company has established procedures to determine and monitor the creditworthiness of counterparties, to seek guarantees or collateral back-up in the form of cash or letters of credit, to acquire credit insurance in certain instances, and to limit its exposure to any one counterparty. Nicor also, in some instances, enters into netting arrangements to mitigate counterparty credit risk. Fair value measurements consider credit risk. For assets and liabilities not carried at fair value, credit losses are accrued when probable and reasonably estimable.

On February 2, 2010, the ICC approved a bad debt rider that was filed for in 2009 by Nicor Gas. The bad debt rider provides for the recovery from (or refund to) customers of the difference between Nicor Gas' actual bad debt experience on an annual basis and the benchmark bad debt expense included in its rates for the respective year.

Revenue recognition. Gas distribution revenues are recognized when natural gas is delivered to customers. In accordance with ICC regulations and subject to its review, the cost of gas delivered is charged to customers without markup, although the timing of cost recovery can vary. Temporary under and overcollections of gas costs are deferred or accrued as a regulatory asset or liability with a corresponding decrease or increase to cost of gas, respectively.

Nicor Gas accrues revenues for estimated deliveries to customers from the date of their last bill until the balance sheet date. Receivables include accrued unbilled revenues of $144.8 million and $141.0 million at December 31, 2010 and 2009, respectively, related primarily to gas distribution operations.

Nicor Gas classifies revenue taxes billed to customers as operating revenues and related taxes incurred as operating expenses. Revenue taxes included in operating expense for 2010, 2009 and 2008 were $145.9 million, $148.1 million and $171.1 million, respectively.

In the shipping business, revenues and related delivery costs are recognized at the time vessels depart from port. While alternative methods of recognizing shipping revenue and related costs exist, the difference between those methods and the company's policy does not have a material impact on operating results.

Nicor Enerchange presents revenue from natural gas sales, cost of sales, and related derivative instruments, which are entered into for trading purposes, on a net basis. For Nicor Solutions and Nicor Advanced Energy, revenue is recognized on their 12-month utility-bill management contracts as the lesser of cumulative earned or cumulative billed amounts. Nicor Services recognizes revenue for warranty and repair contracts on a straight-line basis over the contract term. Revenue for maintenance services is recognized at the time such services are performed.

Repair and maintenance expense. Nicor records expense for repair and maintenance costs as incurred. The shipping business uses the direct expensing method for planned major maintenance related to dry-docking and major repairs of its owned vessels.

Legal defense costs. The company accrues estimated legal defense costs associated with loss contingencies in the period in which it determines that such costs are probable of being incurred and are reasonably estimable.

Depreciation. Property, plant and equipment are depreciated over estimated useful lives on a straight-line basis. The gas distribution business composite depreciation rate is 4.1 percent, which includes all estimated future retirement costs. Upon the retirement of these assets, no gain or loss is recognized. In the shipping business, the estimated useful lives of vessels range from 20 to 25 years.

Income taxes. Deferred income taxes are provided at the current statutory income tax rate for temporary differences between the tax basis (adjusted for related unrecognized tax benefits, if any) of an asset or liability and its reported amount in the financial statements. In the gas distribution business, investment tax credits and regulatory income tax liabilities for deferred taxes in excess of the current statutory rate are amortized to income as the temporary difference reverses.

A deferred income tax liability is not recorded on undistributed foreign earnings that are expected in management's judgment to be indefinitely reinvested offshore. Management considers, among other factors, actual cash investments offshore as well as projected cash requirements in making this determination. Changes in management's investment or repatriation plans or circumstances could result in a different deferred income tax liability.

The company records unrecognized tax benefits based on a recognition threshold and valuation method to recognize and measure an income tax position taken, or expected to be taken, in a tax return. The evaluation is based on a two-step approach. The first step requires the company to evaluate whether the tax position would "more likely than not," based upon its technical merits, be sustained upon examination by the appropriate taxing authority. The second step requires the tax position to be measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. The company recognizes accrued interest related to unrecognized tax benefits in interest expense and interest income. Penalties, if any, are recorded in operating expense.

3. INVESTMENTS

The company's investments in debt and equity securities at December 31 are as follows (in millions):

	2010	2009
Money market funds	**$ 82.9**	$121.1
Corporate bonds	**6.8**	1.3
Other investments	**8.5**	4.8
	$ 98.2	$127.2

Investments in debt and equity securities are classified on the Consolidated Balance Sheets at December 31 as follows (in millions):

	2010	2009
Cash equivalents	**$ 12.6**	$ 43.8
Short-term investments	**70.6**	78.0
Long-term investments	**15.0**	5.4
	$ 98.2	$127.2

Investments categorized as trading (including money market funds) totaled $85.0 million and $122.7 million at December 31, 2010 and 2009, respectively. Corporate bonds and certain other investments are categorized as held-to-maturity. The contractual maturities of the held-to-maturity investments at December 31, 2010 are as follows (in millions):

Years to maturity			
Less than 1 year	1-5 Years	5-10 Years	Total
$ .2	$ 7.7	$ .9	$ 8.8

Nicor's investments also include certain restricted investments, including certificates of deposit and bank accounts, maintained to fulfill statutory or contractual requirements. These investments totaled $2.0 million and $3.1 million at December 31, 2010 and 2009, respectively. In addition, the company holds a $2.4 million investment in a port facility development venture carried at cost.

Gains or losses included in earnings resulting from the sale of investments were not significant.

4. ASSET RETIREMENT OBLIGATIONS

Nicor records AROs associated with services, mains and other components of the distribution system and the buildings in its gas distribution business and with certain equipment in its shipping business. Nicor has not recognized an ARO associated with gathering lines and storage wells in its gas distribution business because there is insufficient company or industry retirement history to reasonably estimate the fair value of the obligation.

The following table presents a reconciliation of the beginning and ending ARO for the years ended December 31 (in millions):

	2010	2009
Beginning of period	**$192.2**	$187.2
Liabilities incurred during the period	**2.1**	2.1
Liabilities settled during the period	**(4.1)**	(6.3)
Accretion	**11.0**	10.8
Revision in estimated cash flows	**(9.8)**	(1.6)
End of period	**$191.4**	$192.2

Substantially all of the ARO is classified as a noncurrent liability.

5. GAS IN STORAGE

Gas in storage at December 31 included natural gas inventory of the following subsidiaries (in millions):

	2010	2009
Nicor Gas	**$119.2**	$104.7
Nicor Enerchange	**44.7**	32.5
	$163.9	$137.2

Nicor Gas' inventory is carried at cost on a LIFO basis. Nicor Enerchange's inventory is carried at the lower of weighted-average cost or market.

Based on the average cost of gas purchased in December 2010 and 2009, the estimated replacement cost of Nicor Gas' inventory at December 31, 2010 and 2009 exceeded the LIFO cost by $226.8 million and $288.5 million, respectively.

During 2009, Nicor Gas liquidated 8.8 Bcf of its LIFO-based inventory at an average cost per Mcf of $7.83. For gas purchased in 2009, the company's average cost per Mcf was $3.89 lower than the average LIFO liquidation rate. Applying LIFO cost in valuing the liquidation, as opposed to using the average gas purchase cost, had the effect of increasing the cost of gas in 2009 by $34.3 million.

There was no liquidation of LIFO layers during 2010 or 2008.

Since the cost of gas, including inventory costs, is charged to customers without markup, subject to ICC review, the LIFO liquidation in 2009 had no impact on net income.

Nicor Enerchange recorded charges of $7.4 million, $2.8 million and $8.3 million in 2010, 2009 and 2008, respectively, resulting from lower of cost or market valuations.

6. SHORT-TERM AND LONG-TERM DEBT

The following table presents the long-term debt of Nicor Gas at December 31, which is classified as long-term obligations on the Consolidated Balance Sheets (in millions):

	2010	2009
First Mortgage Bonds		
6.625% Series due 2011	**$ 75.0**	$ 75.0
7.20% Series due 2016	**50.0**	50.0
4.70% Series due 2019	**50.0**	50.0
5.80% Series due 2023	**50.0**	50.0
6.58% Series due 2028	**50.0**	50.0
5.90% Series due 2032	**50.0**	50.0
5.90% Series due 2033	**50.0**	50.0
5.85% Series due 2036	**50.0**	50.0
6.25% Series due 2038	**75.0**	75.0
	500.0	500.0
Less: Unamortized debt discount, net of premium	**1.6**	1.8
Total long-term debt	**$ 498.4**	$ 498.2

In February 2011, Nicor Gas issued $75 million First Mortgage Bonds at 2.86 percent, due in 2016 through a private placement and utilized the proceeds to retire the $75 million 6.625 percent First Mortgage Bond series which matured in February 2011.

In February 2009, the $50 million 5.37 percent First Mortgage Bond series matured and was retired. In July 2009, Nicor Gas issued $50 million First Mortgage Bonds at 4.70 percent, due in 2019 through a private placement.

In determining that the bonds issued in 2011 and 2009 qualified for exemption from registration under Section 4(2) of the Securities Act of 1933, Nicor Gas relied on the facts that the bonds were offered only to a limited number of large institutional investors and each institutional investor that purchased the bonds represented that it was purchasing the bonds for its own account and not with a view to distribute them.

Substantially all gas distribution properties are subject to the lien of the indenture securing Nicor Gas' First Mortgage Bonds.

In April 2010, Nicor Gas established a $400 million, 364-day revolving credit facility, expiring April 2011 to replace the $550 million, 364-day revolving credit facility, which was set to expire in May 2010 and Nicor and Nicor Gas established a $600 million, three-year revolving credit facility, expiring April 2013 to replace the $600 million, five-year revolving credit facility, which was set to expire in September 2010. These facilities were established with major domestic and foreign banks and serve as backup for the issuance of commercial paper. The company had $425 million and $494 million of commercial paper outstanding with a weighted-average interest rate of 0.2 percent and 0.1 percent at December 31, 2010 and 2009, respectively.

In 2010, Nicor entered into forward-starting interest rate swaps with a notional totaling $90 million. The swaps hedge the risk associated with the interest payments attributable to the probable issuance of long-term fixed-rate debt in 2012 intended to finance the development of a natural gas storage facility. Under the terms of the swaps, Nicor agrees to pay a fixed swap rate and receive a floating rate based on LIBOR.

The company believes it is in compliance with all debt covenants.

The company incurred total interest expense of $38.2 million, $38.8 million and $40.3 million in 2010, 2009 and 2008, respectively. Interest expense is reported net of amounts capitalized. Interest expense capitalized for the years ended December 31, 2010, 2009 and 2008 was immaterial.

Nicor Gas may not extend cash advances to an affiliate if Nicor Gas has any outstanding short-term borrowings. Nicor Gas' practice also provides that the balance of cash deposits or advances from Nicor Gas to an affiliate at any time shall not exceed the unused balance of funds actually available to that affiliate under its existing bank credit agreements or its commercial paper facilities with unaffiliated third parties. Similarly, the balance of cash advances to Nicor Gas from an affiliate may not exceed the unused balance of funds actually available to Nicor Gas under its existing credit agreements or commercial paper facilities with unaffiliated third parties. Nicor Gas' positive cash deposits, if any, may be applied by Nicor to offset negative balances of other Nicor subsidiaries and vice versa.

7. FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities that are measured on a recurring basis are categorized in the table below (in millions) into three broad levels (with Level 1 considered the most reliable) based upon the valuation inputs.

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
December 31, 2010				
Assets				
Money market funds	**$ 82.9**	**$ -**	**$ -**	**$ 82.9**
Commodity derivatives	**21.3**	**35.7**	**9.3**	**66.3**
Interest rate derivative	**-**	**1.0**	**-**	**1.0**
	$104.2	**$ 36.7**	**$ 9.3**	**$150.2**
Liabilities				
Commodity derivatives	**$ 55.4**	**$ 31.3**	**$ 12.3**	**$ 99.0**
Interest rate derivative	**-**	**3.2**	**-**	**3.2**
	$ 55.4	**$ 34.5**	**$ 12.3**	**$102.2**
December 31, 2009				
Assets				
Money market funds	$121.1	$ -	$ -	$121.1
Commodity derivatives	14.6	16.8	8.8	40.2
	$135.7	$ 16.8	$ 8.8	$161.3
Liabilities				
Commodity derivatives	$ 54.2	$ 29.3	$ 3.8	$ 87.3

When available and appropriate, the company uses quoted market prices in active markets to determine fair value and classifies such items within Level 1. For derivatives, Level 1 values include only those derivative instruments traded on the NYMEX. The company enters into over-the-counter instruments with values that are similar to, and correlate with, quoted prices for exchange-traded instruments in active markets; the fair values of these over-the-counter items consider credit risk and are classified within Level 2. In certain instances, the company may be required to determine a fair value using significant unobservable inputs such as indicative broker prices; the resulting valuation is classified as Level 3.

A description of the company's objectives and strategies for using derivative instruments, and related accounting policies, is included in Note 2 – Accounting Policies – Derivative instruments and Credit risk and concentrations.

The following table presents a reconciliation of the Level 3 beginning and ending net derivative asset (liability) balances for the periods ended December 31 (in millions):

	2010	2009
Beginning of period	**$ 5.0**	$ 1.6
Net realized/unrealized gains (losses)		
Included in regulatory assets and liabilities	**(.6)**	(3.5)
Included in net income	**(1.5)**	15.2
Settlements, net of purchases and issuances	**5.7**	(2.0)
Transfers into Level 3	**(9.8)**	5.4
Transfers out of Level 3	**(1.8)**	(11.7)
End of period	**$ (3.0)**	$ 5.0
Net unrealized gains (losses) included in net income above relating to derivatives still held at December 31	**$ (2.3)**	$ 5.0

Net realized/unrealized gains (losses) included in net income are attributable to Nicor Enerchange and are classified as operating revenues.

Transfers into and out of Level 3 reflect the liquidity at the relevant natural gas trading locations and dates which affects the significance of unobservable inputs used in the valuation. In 2010, in accordance with new accounting guidance, the company elected to determine both transfers into and out of Level 3 using values at the end of the interim period in which the transfer occurred. In 2009, transfers into Level 3 were determined using beginning of period values and transfers out of Level 3 were determined using end of period values.

Nicor maintains margin accounts related to financial derivative transactions. The company's policy is not to offset the fair value of assets and liabilities recognized for derivative instruments or any related margin account. The following table represents the balance sheet classification of margin accounts related to derivative instruments at December 31 (in millions):

	2010	2009
Assets		
Margin accounts - derivative instruments	**$ 50.9**	$ 46.1
Other - noncurrent	**8.1**	13.8

In addition, the recorded amount of restricted short and long-term investments and short-term borrowings approximates fair value. Long-term debt outstanding is recorded at the principal balance outstanding, net of unamortized discounts. The principal balance of Nicor Gas' First Mortgage Bonds outstanding at December 31, 2010 and 2009 was $500 million. Based on quoted prices or market interest rates, the fair value of the company's First Mortgage Bonds was approximately $554 million and $543 million at December 31, 2010 and 2009, respectively.

8. DERIVATIVE INSTRUMENTS

A description of the company's objectives and strategies for using derivative instruments, and related accounting policies, is included in Note 2 – Accounting Policies – Derivative instruments and Credit risk and concentrations. All derivatives recognized on the Consolidated Balance Sheets are measured at fair value, as described in Note 7 – Fair Value Measurements.

Consolidated Balance Sheets. Derivative assets and liabilities at December 31 are classified as shown in the table below (in millions):

	2010	2009
Derivatives designated as hedging instruments		
Assets		
Derivative instruments	**$ .4**	$ .3
Other - noncurrent	**1.0**	-
	$ 1.4	$ .3
Liabilities		
Derivative instruments	**$ 2.2**	$ 1.0
Other - noncurrent	**3.2**	-
	$ 5.4	$ 1.0
Derivatives not designated as hedging instruments		
Assets		
Derivative instruments	**$48.7**	$30.6
Other - noncurrent	**17.2**	9.3
	$65.9	$39.9
Liabilities		
Derivative instruments	**$80.7**	$71.3
Other - noncurrent	**16.1**	15.0
	$96.8	$86.3

Volumes. As of December 31, 2010 and 2009, Nicor Gas held outstanding derivative contracts of approximately 49 Bcf and 64 Bcf, respectively, to hedge natural gas purchases for customer use, with hedges spanning approximately three years for each of the respective periods. Commodity price-risk arising from Nicor Enerchange's activities and Nicor Gas' natural gas purchases for company use is mitigated with derivative instruments that total to a net short position of 3.9 Bcf and 1.3 Bcf as of December 31, 2010 and 2009, respectively. The above volumes exclude contracts such as variable-priced contracts and basis swaps, which are accounted for as derivatives but whose fair values are not directly impacted by changes in commodity prices.

As of December 31, 2010, Nicor held forward-starting interest rate swaps with a notional totaling $90 million. The swaps hedge the risk associated with the interest payments attributable to the probable issuance of long-term fixed-rate debt in 2012.

Consolidated Statements of Income - cash flow hedges. Changes in the fair value of derivatives designated as a cash flow hedge are recognized in other comprehensive income until the hedged transaction is recognized in the Consolidated Statements of Income. Cash flow hedges used by the company's other energy ventures, to hedge utility-bill management products, are eventually recognized within operating revenues. Cash flow hedges used by Nicor Gas, to hedge purchases of natural gas for company use, are eventually recorded within operating and maintenance expense. Cash flow hedges used by Nicor, to hedge the interest payments attributable to long-term fixed-rate debt, will eventually be recorded within interest expense.

Cash flow hedges affected accumulated other comprehensive income (effective portion) as shown in the following table for the year ended December 31 (in millions):

	2010	2009
Pretax loss recognized in other comprehensive income	**$ 7.3**	$ 7.1

The pretax loss reclassified from accumulated other comprehensive income into income (effective portion) is shown in the following table for the year ended December 31 (in millions):

Location	**2010**	2009
Operating revenues	**$ 2.2**	$11.3
Operating and maintenance	**1.9**	8.4
	$ 4.1	$19.7

Any amounts recognized in operating income, related to ineffectiveness or due to a forecasted transaction that is no longer expected to occur, were immaterial for the years ended December 31, 2010 and 2009.

As of December 31, 2010 and 2009, the time horizon of cash flow hedges of natural gas purchases for Nicor Gas company use and for utility-bill management products sold by Nicor's other energy ventures span as long as two years. For these hedges, the total pretax loss deferred in accumulated other comprehensive income at December 31, 2010 and 2009 was $2.0 million ($1.2 million after taxes) and $0.9 million ($0.5 million after taxes), respectively. At the respective reporting dates, substantially all of these amounts were expected to be reclassified to earnings within the next 12 months.

The amounts deferred in accumulated other comprehensive income for the forward-starting interest rate swaps entered into in 2010 will be amortized to interest expense upon the issuance of long-term fixed rate debt. The total pretax loss deferred in accumulated other comprehensive income relating to the interest rate swaps at December 31, 2010 was $2.2 million ($1.3 million after taxes).

Consolidated Statements of Income - derivatives not designated as hedges. The earnings of the company are subject to volatility for those derivatives not designated as hedges. Non-designated derivatives used by the company's other energy ventures, to hedge energy trading activities and utility-bill management products, are recorded in operating revenues. Non-designated derivatives used by Nicor Gas, to hedge purchases of natural gas for company use, are recorded within operating and maintenance expense. Pretax net losses recognized in income are summarized in the table below for the year ended December 31 (in millions):

Location	**2010**	2009
Operating revenues	**$ .8**	$17.1
Operating and maintenance	**1.0**	1.9
	$ 1.8	$19.0

Nicor Gas' derivatives used to hedge the purchase of natural gas for its customers are also not designated as hedging instruments. Gains or losses on these derivatives are not recognized in pretax earnings, but are deferred as regulatory assets or liabilities until the related revenue is recognized. Net losses deferred for the years ended December 31, 2010 and 2009 were $112.0 million and $166.1 million, respectively.

Credit-risk-related contingent features. Provisions within certain derivative agreements require the company to post collateral if the company's net liability position exceeds a specified threshold. Also, certain derivative agreements contain credit-risk-related contingent features, whereby the company would be required to provide additional collateral or pay the amount due to the counterparty when a credit event occurs, such as if the company's credit rating was to be lowered. As of December 31, 2010 and 2009 for agreements with such features, derivative contracts with liability fair values totaled approximately $12 million and $20 million, respectively, for which the company had posted no collateral to its counterparties. If it was assumed that the company had to post the maximum contractually specified collateral or settle the liability, the company would have been required to pay approximately $11 million and $19 million at December 31, 2010 and 2009, respectively.

9. INCOME TAXES

The components of income tax expense are presented below (in millions):

	2010	2009	2008
Current			
Federal	**$57.1**	$ 52.1	$ 42.1
State	**9.3**	8.6	6.5
	66.4	60.7	48.6
Deferred			
Federal	**7.7**	2.9	(1.7)
State	**(4.0)**	2.0	(1.7)
	3.7	4.9	(3.4)
Amortization of investment tax credits, net	**(.9)**	(.8)	(1.4)
Foreign taxes	**.5**	.3	.5
Income tax expense	**$69.7**	$ 65.1	$ 44.3

The temporary differences which gave rise to the net deferred tax liability at December 31 were as follows (in millions):

	2010	2009
Deferred tax liabilities		
Property, plant and equipment	**$ 352.3**	$ 327.5
Investment in partnerships	**66.5**	85.0
Other	**33.9**	38.0
	452.7	450.5
Deferred tax assets		
Other	**56.8**	78.0
Net deferred tax liability	**$ 395.9**	$ 372.5

For purposes of computing deferred income tax assets and liabilities, temporary differences associated with regulatory assets and liabilities have been netted against related offsetting temporary differences.

Differences between the federal statutory rate and the effective combined federal and state income tax rate are shown below:

	2010	2009	2008
Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net	**2.0**	3.7	2.2
Tax credits	**(1.5)**	(1.5)	(2.8)
Amortization of regulatory income tax liability	**(.9)**	(.6)	(.9)
Undistributed foreign earnings	**(1.2)**	(3.4)	(5.3)
Other	**.1**	(.8)	(1.2)
Effective combined federal and state income tax rate	**33.5%**	32.4%	27.0%

The higher effective income tax rate in 2010 compared to 2009 is due primarily to lower untaxed foreign shipping earnings and the unfavorable impact of the tax law change with respect to Medicare Part D subsidies (included in Other in the table above), partially offset by favorable tax reserve adjustments. The higher effective income tax rate in 2009 compared to 2008 reflects higher pretax income in 2009 (which causes a higher effective income tax rate since permanent differences and tax credits are a smaller share of pretax income), as well as a decrease in untaxed foreign shipping earnings and the absence of the 2008 tax reserve adjustments.

The company's major tax jurisdictions include the United States and Illinois, with tax returns examined by the IRS and IDR, respectively. At December 31, 2010, the years that remain subject to examination include years beginning after 2006 for the IRS and the IDR. For tax positions within years that remain subject to examination, management has recognized the largest amount of tax benefit that it believes is greater than 50 percent likely of being realized upon settlement with the taxing authority.

A reconciliation of the beginning and ending amounts of the liability for unrecognized tax benefits is as follows (in millions):

	2010	2009	2008
Balance at January 1	**$ 9.6**	$ 10.8	$ 5.7
Additions based on tax positions related to the current year	**1.7**	1.7	.9
Reductions based on tax positions related to the current year	**(.6)**	-	-
Additions for tax positions of prior years	-	.3	7.8
Reductions for tax positions of prior years	**(2.2)**	(.1)	(4.0)
Reduction based on lapse of statute of limitations	**(2.6)**	-	-
Settlements	**(3.0)**	(3.1)	.4
Balance at December 31	**$ 2.9**	$ 9.6	$ 10.8

At December 31, 2010, 2009 and 2008, there were $1.9 million, $4.6 million and $2.5 million, respectively, of unrecognized tax benefits that if recognized, would affect the company's annual effective tax rate.

If settlements vary from these estimated amounts recognized for unrecognized tax benefits, the company does not anticipate any adjustment would result in a material change to its financial position. However, the company believes that it is reasonably possible that a change to its liability for unrecognized tax benefits could occur within 12 months, potentially decreasing its unrecognized tax benefit by approximately $3 million.

The company recognized net interest expense (income) on tax matters of approximately $(1) million, $1 million and $(3) million in 2010, 2009 and 2008, respectively. The company had approximately $2 million of interest receivable at December 31, 2010 compared with $5 million of interest receivable as of December 31, 2009. The decrease in interest receivable in 2010 when compared to the prior year is due primarily to the receipt of interest in the second quarter of 2010 related to a federal income tax settlement. Amounts recognized in operating expense related to penalties were insignificant.

In March 2010, the Health Care Act was signed into law resulting in comprehensive health care reform. The Health Care Act contains a provision that eliminates the tax deduction related to Medicare Part D subsidies received after 2012. Federal subsidies are provided to sponsors of retiree health benefit plans, such as Nicor Gas, that provide a benefit that is at least actuarially equivalent to the benefits under Medicare Part D. Such subsidies have reduced the company's actuarially determined projected benefit obligation and annual net periodic benefit costs. Due to the change in taxation, in the first quarter of 2010 Nicor Gas reduced deferred tax assets by $17.5 million, reversed an existing regulatory income tax liability of $10.0 million, established a regulatory income tax asset of $7.0 million and recognized a $0.5 million charge to income tax expense. Beginning in 2010, the change in taxation will also reduce earnings by an estimated $1.7 million annually for periods subsequent to the enactment date.

In 2006, the company reorganized certain shipping and related operations. The reorganization allows the company to take advantage of certain provisions of the Jobs Act that provide the opportunity for tax savings subsequent to the date of the reorganization. Generally, to the extent foreign shipping earnings are not repatriated to the United States, such earnings are not expected to be subject to current taxation. In addition, to the extent such earnings are expected to be indefinitely reinvested offshore, no deferred income tax expense would be recorded by the company. For the years ended December 31, 2010, 2009 and 2008, income tax expense has not been provided on approximately $5 million, $19 million and $23 million, respectively, of foreign company shipping earnings.

At December 31, 2010, Nicor has approximately $12 million of deferred income tax liabilities related to approximately $34 million of cumulative undistributed earnings of its foreign subsidiaries. Nicor has not recorded deferred income taxes of approximately $59 million on approximately $170 million of cumulative undistributed foreign earnings.

The balance of unamortized investment tax credits at December 31, 2010 and 2009 was $24.3 million and $25.2 million, respectively.

10. POSTRETIREMENT BENEFITS

Nicor Gas maintains a noncontributory defined benefit pension plan covering substantially all employees hired prior to 1998. Pension benefits are based on years of service and the highest average salary for management employees and job level for collectively bargained employees (referred to as pension bands). The benefit obligation related to collectively bargained benefits considers the company's past practice of regular benefit increases. Nicor Gas also provides health care and life insurance benefits to eligible retired employees under a plan that includes a limit on the company's share of cost for employees hired after 1982.

The following table summarizes the changes in the funded status of the plans and the related assets (liabilities) recognized in the Consolidated Balance Sheets as of December 31 (in millions):

	Pension benefits		Health care and other benefits	
	2010	2009	**2010**	2009
Change in benefit obligation				
Benefit obligation at beginning of period	**$ 305.6**	$ 270.2	**$ 211.2**	$ 207.7
Service cost	**9.8**	8.6	**2.3**	2.2
Interest cost	**16.0**	16.5	**11.8**	12.1
Actuarial loss (gain)	**4.4**	22.3	**26.8**	(2.1)
Participant contributions	**-**	-	**.9**	1.2
Medicare Part D reimbursements	**-**	-	**1.6**	1.1
Benefits paid	**(18.4)**	(12.0)	**(12.1)**	(12.8)
Other	**-**	-	**-**	1.8
Benefit obligation at end of period	**317.4**	305.6	**242.5**	211.2
Change in plan assets				
Fair value of plan assets at beginning of period	**363.5**	306.6	**-**	-
Actual return on plan assets	**45.3**	68.9	**-**	-
Employer contributions	**-**	-	**11.2**	11.6
Participant contributions	**-**	-	**.9**	1.2
Benefits paid	**(18.4)**	(12.0)	**(12.1)**	(12.8)
Fair value of plan assets at end of period	**390.4**	363.5	**-**	-
Funded status	**$ 73.0**	$ 57.9	**$ (242.5)**	$ (211.2)
Amounts recognized in the Consolidated Balance Sheets				
Noncurrent assets	**$ 73.0**	$ 57.9	**$ -**	$ -
Current liabilities	**-**	-	**(12.8)**	(11.5)
Noncurrent liabilities	**-**	-	**(229.7)**	(199.7)
Total recognized	**$ 73.0**	$ 57.9	**$ (242.5)**	$(211.2)

The company's postretirement benefit costs have historically been considered in rate proceedings in the period they are accrued. As a regulated utility, Nicor Gas expects continued rate recovery of the eligible costs of its defined benefit postretirement plans and, accordingly, associated changes in the plan's funded status have been deferred as a regulatory asset or liability until recognized in net income, instead of being recorded in accumulated other comprehensive income. However, to the extent Nicor Gas employees perform services for non-regulated affiliates and to the extent such employees are eligible to participate in these plans, the affiliates are charged for the cost of these benefits and the changes in the funded status relating to these employees are recorded in accumulated other comprehensive income.

Postretirement benefit costs (credits) recorded within net regulatory assets and accumulated other comprehensive income, and changes thereto, were as follows (in millions):

	Net regulatory assets		Accumulated other comprehensive income		Total	
	Pension benefits	Health care and other benefits	Pension benefits	Health care and other benefits	Pension benefits	Health care and other benefits
January 1, 2009	$ 181.6	$ 73.4	$ 9.6	$ 3.9	$ 191.2	$ 77.3
Current year actuarial gain	(20.3)	(.3)	(1.1)	-	(21.4)	(.3)
Amortization of actuarial loss	(14.5)	(4.3)	(.8)	(.3)	(15.3)	(4.6)
Amortization of prior service (cost) benefit	(.4)	.1	-	-	(.4)	.1
December 31, 2009	146.4	68.9	7.7	3.6	154.1	72.5
Current year actuarial (gain) loss	(11.2)	25.4	(.6)	1.3	(11.8)	26.7
Amortization of actuarial loss	(11.3)	(3.9)	(.6)	(.2)	(11.9)	(4.1)
Amortization of prior service cost	(.4)	(.1)	-	-	(.4)	(.1)
December 31, 2010	**$ 123.5**	**$ 90.3**	**$ 6.5**	**$ 4.7**	**$ 130.0**	**$ 95.0**

The balances as of December 31 relate primarily to unrecognized net actuarial losses.

The associated amounts in net regulatory assets and accumulated other comprehensive income at December 31, 2010 that are expected to be amortized to net benefit cost in 2011 are as follows (in millions):

	Net regulatory assets		Accumulated other comprehensive income		Total	
	Pension benefits	Health care and other benefits	Pension benefits	Health care and other benefits	Pension benefits	Health care and other benefits
Net actuarial loss	$ 9.2	$ 5.7	$ .5	$ .3	$ 9.7	$ 6.0
Net prior service cost	.4	.1	-	-	.4	.1
	$ 9.6	**$ 5.8**	**$ .5**	**$ .3**	**$ 10.1**	**$ 6.1**

The accumulated benefit obligation for pension benefits, a measure which excludes the effect of salary and wage increases, was $279.8 million and $269.1 million at December 31, 2010 and 2009, respectively.

About one-fourth of the net benefit cost or credit related to these plans has been capitalized as a cost of constructing gas distribution facilities and the remainder is included in gas distribution operating and maintenance expense, net of amounts charged to affiliates. Net benefit cost (credit) included the following components (in millions):

	Pension benefits			Health care and other benefits		
	2010	2009	2008	**2010**	2009	2008
Service cost	**$ 9.8**	$ 8.6	$ 8.6	**$ 2.3**	$ 2.2	$ 2.2
Interest cost	**16.0**	16.5	15.9	**11.8**	12.1	12.0
Expected return on plan assets	**(29.1)**	(25.2)	(39.9)	**-**	-	-
Recognized net actuarial loss	**11.9**	15.3	-	**4.1**	4.6	4.6
Amortization of prior service cost	**.4**	.4	.3	**.1**	(.1)	(.1)
Net benefit cost (credit)	**$ 9.0**	$ 15.6	$ (15.1)	**$ 18.3**	$ 18.8	$ 18.7

Assumptions used to determine benefit obligations included the following:

	Pension benefits		Health care and other benefits	
	2010	2009	**2010**	2009
Discount rate	**5.40%**	5.45%	**5.20%**	5.75%
Rate of compensation increase	**3.75**	3.75	**3.75**	3.75
Pension band increase	**2.00**	2.00	**-**	-

The discount rates for each plan were determined by performing a cash flow matching study using the Citigroup Pension Discount Curve. The Citigroup Pension Discount Curve is constructed from a Treasury yield curve and adjusted by adding a corporate bond spread. The corporate bond spread is developed from a large pool of high quality corporate bonds and mitigates the risks associated with selecting individual corporate bonds whose values may not be representative of the broader market.

Assumptions used to determine net benefit cost for the years ended December 31 included the following:

	Pension benefits			Health care and other benefits		
	2010	2009	2008	**2010**	2009	2008
Discount rate	**5.45%**	6.35%	6.25%	**5.75%**	6.00%	6.25%
Expected return on assets	**8.25**	8.50	8.50	**-**	-	-
Rate of compensation increase	**3.75**	3.75	3.75	**3.75**	3.75	3.75
Pension band increase	**2.00**	3.00	3.00	**-**	-	-

Nicor Gas establishes its expected long-term return on asset assumption by considering historical and projected returns for each investment asset category, asset allocations and the effects of active plan management. Projected returns are calculated with the assistance of independent firms via probability-based models. The company has elected to apply this assumption to the fair value of plan assets, rather than to a rolling-average fair value, in calculating the expected return on plan assets component of net benefit cost.

Other assumptions used to determine the health care benefit obligation were as follows:

	2010	2009
Initial health care cost trend rate	**8.0%**	8.0%
Ultimate rate to which the cost trend rate is assumed to decline	**5.0%**	5.0%
Years to reach ultimate rate	**6**	6

Other assumptions used to determine the health care benefit cost for the years ended December 31 were as follows:

	2010	2009	2008
Initial health care cost trend rate	**8.0%**	8.5%	9.0%
Ultimate rate to which the cost trend rate is assumed to decline	**5.0%**	5.0%	5.0%
Years to reach ultimate rate	**6**	7	6

Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects (in millions):

	Increase (decrease)	Effect on net benefit cost	Effect on benefit obligation
Health care cost trend rate	1.0%	$ 1.0	$ 20.7
	(1.0%)	(.9)	(17.6)

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 continues to provide a prescription drug benefit as well as a potential federal subsidy to sponsors of certain retiree health care benefit plans whose prescription drug benefits are actuarially equivalent to the Medicare Part D benefit. Nicor Gas has determined that the prescription drug benefits of its plan are actuarially equivalent and accordingly has reflected the effects of the subsidy in its determination of the benefit obligation and annual net benefit cost.

The Health Care Act contains provisions that may impact Nicor Gas' obligation for retiree health care benefits. The company does not currently believe these provisions will materially increase its postretirement benefit obligation, but will continue to evaluate the impact of future regulations and interpretations.

The company's investment objective relating to pension plan assets is to provide a total investment return which will allow the pension plan to meet its remaining benefit obligations. The company's investment strategy is to diversify its investments among asset classes in order to reduce risk. Investment performance is measured against a targeted rate of return which reflects the asset allocation of the plan assets and an appropriate published index return for each asset class. The company will rebalance the investment portfolio periodically if the actual asset allocation is significantly out of tolerance from the target allocation.

The following table sets forth the company's current asset allocation target and actual percentage of plan assets by major asset category as of December 31:

Asset category	Target allocation	Percentage of plan assets **2010**	2009
Equity securities	60%	**62%**	61%
Fixed income securities	40	**38**	39
	100%	**100%**	100%

Equity securities are comprised of collective trusts which invest in domestic and international equity investments. Domestic equity securities are diversified across the small, mid and large cap asset classes. International equity securities are diversified across countries and capitalization size in order to maintain a broad market representation of non-U.S. markets.

Fixed income securities are diversified across a broad range of investment grade corporate bonds and other fixed income securities. Other fixed income securities are primarily comprised of government issued bonds and cash and cash equivalents. The fixed income portfolio is targeted to maintain an average credit quality rating of at least single-A and a weighted duration that approximates the duration of the expected benefit obligations.

The table below categorizes the fair value of pension plan assets (in millions) based upon the valuation inputs described in Note 7 – Fair Value Measurements. There were no fair values determined using unobservable inputs (Level 3) at December 31, 2010 and 2009.

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Total
December 31, 2010			
Equity securities			
Domestic	**$ -**	**$ 162.1**	**$ 162.1**
International	**-**	**79.5**	**79.5**
Fixed income securities			
Debt securities	**-**	**121.7**	**121.7**
Other	**3.2**	**23.9**	**27.1**
	$ 3.2	**$ 387.2**	**$ 390.4**
December 31, 2009			
Equity securities			
Domestic	$ -	$ 149.6	$ 149.6
International	-	72.9	72.9
Fixed income securities			
Debt securities	-	110.7	110.7
Other	6.1	24.2	30.3
	$ 6.1	$ 357.4	$ 363.5

The company does not expect to contribute to its pension plan in 2011 but does expect to contribute about $14.3 million (before Medicare subsidies) to its other postretirement benefit plan in 2011. The following table sets forth the gross benefit payments from the plans expected over the next 10 years (in millions):

Twelve months ending December 31	Pension benefits	Health care and other benefits	Expected Medicare subsidy
2011	$ 27.4	$ 14.3	$ (1.6)
2012	25.3	15.1	(1.7)
2013	25.3	16.0	(1.8)
2014	28.5	16.7	(1.9)
2015	29.7	17.5	(2.0)
2016-2020	180.2	98.1	(10.7)

Nicor also has a separate unfunded supplemental retirement plan and provides unfunded postretirement health care and life insurance benefits to employees of discontinued businesses. These plans are noncontributory with defined benefits. Net plan expenses were $0.8 million, $0.3 million and $0.3 million in 2010, 2009 and 2008, respectively. The projected benefit obligation associated with these plans was $5.5 million and $5.2 million at December 31, 2010 and 2009, respectively.

The company also sponsors defined contribution plans covering substantially all employees. These plans provide for employer matching contributions. The total cost of these plans was $8.2 million, $7.8 million and $7.6 million in 2010, 2009 and 2008, respectively.

11. STOCK-BASED COMPENSATION

Nicor has a long-term incentive compensation plan that permits the granting of restricted stock units and performance units to key executives and managerial employees, as well as a stock deferral plan, an employee stock purchase plan and directors' stock-based compensation plans.

At December 31, 2010, there was $3.5 million of total unrecognized compensation cost related to all nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of approximately two years. The company recognized compensation cost and related tax effects for all share-based compensation arrangements for the years ended December 31 as follows (in millions):

	2010	2009	2008
Operating and maintenance expense	**$ 8.6**	$ 5.2	$ 2.9
Income tax benefits	**3.4**	2.1	1.2

Cash flows related to stock options for the years ended December 31 were as follows (in millions):

	2010	2009	2008
Proceeds from the exercise of stock options	**$ 9.8**	$ .3	$ 1.7
Associated income tax benefits realized	**.8**	-	.1

The difference between the proceeds from the exercise of stock options and the par value of the stock is recorded within Paid-in capital on the Consolidated Balance Sheets.

Restricted stock units. Restricted stock units represent shares of common stock that generally vest based on continued employment at the end of a four-year period. Vesting can be accelerated due to certain events such as retirement eligibility, change in control, death or disability. The fair value of restricted stock units is determined using the company's closing stock price on the grant date. Compensation cost, measured using the grant date fair value adjusted for a historical forfeiture rate, is recognized over the requisite service period.

A summary of the status of the company's restricted stock units and changes during the year ended December 31, 2010 is as follows:

	Number of shares	Weighted-average grant-date fair value
Nonvested at January 1, 2010	205,195	$ 37.86
Granted	57,280	42.64
Vested	(115,680)	38.81
Forfeited	(3,620)	39.44
Nonvested at December 31, 2010	143,175	38.97

Performance units. Performance units represent cash payments which are paid out based on a measure of relative total shareholder return. Performance units are earned at the end of a three-year performance period depending on Nicor's three-year total shareholder return relative to the performance of other companies in a predetermined utility industry peer group. Units vest over approximately three years and can be accelerated due to certain events such as retirement, change in control, death or disability. The liability for the performance units is adjusted to fair value each quarter-end, and compensation cost is ultimately measured as the settlement date fair value (or cash payment). Interim fair values are estimated by discounting probability-weighted expected cash flows. The company paid $1.0 million, $1.0 million and $0.4 million during the years ended December 31, 2010, 2009 and 2008, respectively, to settle performance unit obligations.

Other. Among the company's other stock-based compensation plans are liability awards that are re-measured to fair value at the end of each period. Such re-measurements can cause fluctuations in the amount of recognized compensation expense. The company's other stock-based compensation plans had an immaterial impact on net income for the years ended December 31, 2010, 2009 and 2008.

12. COMMON EQUITY

Nicor had 160,000,000 shares of common stock authorized, of which 2,972,852 shares and 3,600,378 shares were reserved for share-based awards and other purposes at December 31, 2010 and 2009, respectively.

Changes in common shares. Changes in common shares outstanding are below (in millions):

	2010	2009	2008
Beginning of year	**45.2**	45.2	45.1
Issued	**.3**	-	.1
End of year	**45.5**	45.2	45.2

Shares issued during 2010 and 2008 were due primarily to stock option exercises. There were no repurchases of common stock in 2010, 2009 and 2008 under the common stock repurchase program announced in 2001.

Dividend restrictions. Pursuant to the Merger Agreement, Nicor is restricted from paying a dividend in excess of $0.465 per share in any quarter. Other than the Merger Agreement, Nicor has no contractual or regulatory restrictions on the payment of dividends. Nicor Gas is restricted by regulation in the amount it can dividend or loan to affiliates. Dividends are allowed only to the extent of Nicor Gas' retained earnings balance.

Accumulated other comprehensive loss. Accumulated other comprehensive loss is comprised of the following at December 31 (in millions):

	2010	2009
Cash flow hedges	**$ 5.9**	$ 4.0
Postretirement benefit plans	**6.5**	6.5
Foreign currency translation adjustment	**.8**	.5
	$ 13.2	$ 11.0

13. PREFERRED STOCK

Voting. Each share of preferred stock, regardless of class, entitles the holder to one vote as to matters considered at the company's annual meeting of shareholders.

Preferred stock. Nicor had 1,600,000 cumulative, $50 par value, preferred shares and 20,000,000 cumulative, no par value, preference shares authorized at December 31, 2010. In 2010 and 2009, Nicor redeemed 1,431 shares and 10,150 shares, respectively, of the 4.48 percent Mandatorily Redeemable Preferred Stock, $50 par value, at an average redemption price of $51.06 and $46.43 per share, respectively, plus accrued unpaid dividends. As a result, there were no shares of the 4.48 percent Mandatorily Redeemable Preferred Stock outstanding at December 31, 2010.

In January 2011, Nicor redeemed 247 shares of the 5.00 percent Convertible Preferred Stock, $50 par value, at an average redemption price of $50.13 per share. Nicor had no shares of preferred stock outstanding following such redemption.

14. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

Nicor is a holding company that operates in three separately managed reportable business segments: gas distribution, shipping and wholesale marketing. The gas distribution segment, Nicor's principal business, serves 2.2 million customers in a service territory that encompasses most of the northern third of Illinois, excluding the city of Chicago. The shipping segment transports containerized freight between Florida, the eastern coast of Canada, the Bahamas and the Caribbean region. The shipping segment also includes amounts related to cargo insurance coverage sold to its customers and other third parties. The wholesale marketing segment engages in wholesale marketing of natural gas supply services primarily in the Midwest, administers the Chicago Hub for Nicor Gas, serves commercial and industrial customers in the northern Illinois market area, and manages Nicor Solutions' and Nicor Advanced Energy's product risks, including the purchases of natural gas supplies.

Nicor's other businesses operate primarily in northern Illinois and include businesses that market retail energy-related products and services to residential and small business customers through Nicor Services, Nicor Solutions and Nicor Advanced Energy. They also include a 50-percent-owned natural gas pipeline (Horizon Pipeline) with Natural Gas Pipeline Company of America, natural gas storage facility developments (Central Valley and Sawgrass Storage), and a previously owned engineering and consulting firm (EN Engineering), which was sold on March 31, 2009. Financial information about these other business segments is combined under the heading "Other" on the table that follows. Intersegment revenues on the table are presented prior to elimination.

Gas distribution revenues are comprised principally of natural gas sales bundled with delivery, delivery-only (transportation) services and revenue taxes, as follows (in millions):

	2010	2009	2008
Bundled sales	**$ 1,839.7**	$ 1,766.5	$ 2,789.5
Transportation	**163.4**	169.7	187.1
Revenue taxes	**148.1**	150.3	174.0
Other	**53.2**	54.3	56.3
	$ 2,204.4	$ 2,140.8	$ 3,206.9

The shipping segment's vessels are under foreign registry, and its containers are considered instruments of international trade. Although the majority of its long-lived assets are foreign owned and its revenues are derived from foreign operations, the functional currency is generally the U.S. dollar.

Nicor management evaluates segment performance based on operating income. Intercompany billing for goods and services exchanged between segments is based generally upon direct and indirect costs incurred, but in some instances is based upon the prevailing tariff or market-based price of the provider.

Intersegment revenues include gas distribution revenues related to customers entering into utility-bill management contracts with Nicor Solutions and wholesale marketing revenues from the sale of natural gas to Nicor Advanced Energy. Under the utility-bill management contracts, Nicor Solutions bills a fixed amount to a customer, regardless of changes in natural gas prices or weather, and in exchange pays the customer's utility bills from Nicor Gas. Nicor Advanced Energy provides natural gas and related services on an unregulated basis to residential and small commercial customers and purchases most of its natural gas supplies from Nicor Enerchange. Intersegment revenues are eliminated in the consolidated financial statements.

Operating income in the Corporate and eliminations column includes the following items:

- Merger-related costs of $4.6 million in 2010.
- Costs associated with Nicor's other energy ventures' utility-bill management contracts attributable to colder than normal weather in 2010, 2009 and 2008 were $1.3 million, $3.7 million and $6.2 million, respectively. The weather impact of these contracts generally serves to partially offset the gas distribution segment's weather risk. This cost is recorded primarily at the corporate level as a result of an agreement between the parent company and certain of its subsidiaries.
- Legal cost recoveries of $3.1 million in 2008. The total recovery (from a counterparty with whom Nicor previously did business during the PBR timeframe) was $5.0 million, of which $3.1 million was allocated to corporate and $1.9 million was allocated to the gas distribution segment (recorded as a reduction to operating and maintenance expense).

Financial data by reportable segment is as follows (in millions):

Nicor Inc.
Business Segments - Financial Data

	Gas distribution	Shipping	Other Energy Ventures: Wholesale marketing	Other Energy Ventures: Other	Corporate and eliminations	Consolidated
Operating revenues						
2010						
External customers	**$ 2,163.4**	**$ 345.0**	**$ 24.1**	**$ 177.3**	**$ -**	**$ 2,709.8**
Intersegment	**41.0**	**-**	**14.9**	**2.1**	**(58.0)**	**-**
	2,204.4	**345.0**	**39.0**	**179.4**	**(58.0)**	**2,709.8**
2009						
External customers	2,097.7	352.6	15.2	186.6	-	2,652.1
Intersegment	43.1	-	35.3	1.9	(80.3)	-
	2,140.8	352.6	50.5	188.5	(80.3)	2,652.1
2008						
External customers	3,135.8	425.2	24.1	191.5	-	3,776.6
Intersegment	71.1	-	12.5	2.2	(85.8)	-
	3,206.9	425.2	36.6	193.7	(85.8)	3,776.6
Operating income (loss)						
2010	**$ 194.7**	**$ 14.4**	**$ 10.6**	**$ 23.8**	**$ (7.8)**	**$ 235.7**
2009	149.7	29.2	24.1	21.4	(4.1)	220.3
2008	124.4	39.3	5.8	19.5	(4.0)	185.0
Equity investment income (loss), net						
2010	**$ -**	**$ -**	**$ -**	**$ .9**	**$ 7.3**	**$ 8.2**
2009	-	-	-	12.0	3.8	15.8
2008	(.1)	-	-	4.7	4.8	9.4
Interest income						
2010	**$ .8**	**$ .3**	**$ .1**	**$ .1**	**$ (.2)**	**$ 1.1**
2009	1.5	.5	-	.3	-	2.3
2008	5.5	1.8	.2	.9	.4	8.8
Interest expense, net of amounts capitalized						
2010	**$ 36.6**	**$ -**	**$ -**	**$ .1**	**$ 1.4**	**$ 38.1**
2009	36.9	-	.2	.2	1.4	38.7
2008	39.8	-	1.2	.1	(1.0)	40.1
Income tax expense (benefit), net						
2010	**$ 59.3**	**$ 4.0**	**$ 4.2**	**$ 9.8**	**$ (7.6)**	**$ 69.7**
2009	40.3	3.9	9.4	13.3	(1.8)	65.1
2008	31.0	6.2	1.9	9.7	(4.5)	44.3
Property, plant and equipment, net						
2010	**$ 2,854.5**	**$ 128.3**	**$ 1.3**	**$ 38.9**	**$ (.2)**	**$ 3,022.8**
2009	2,794.8	128.0	1.1	15.5	(.3)	2,939.1
2008	2,723.5	121.2	.5	13.7	(.3)	2,858.6
Capital expenditures						
2010	**$ 198.3**	**$ 15.0**	**$ .6**	**$ 27.5**	**$ -**	**$ 241.4**
2009	203.2	21.9	.3	5.3	-	230.7
2008	229.4	16.3	.2	3.8	.2	249.9
Depreciation						
2010	**$ 183.6**	**$ 14.8**	**$ .3**	**$ 4.1**	**$ (.1)**	**$ 202.7**
2009	177.4	14.5	.3	3.7	(.1)	195.8
2008	170.9	15.4	.2	3.4	(.1)	189.8

15. EQUITY INVESTMENT INCOME, NET

Equity investment income, net included the following (in millions):

	2010	2009	2008
Triton	**$ 7.8**	$ 5.3	$ 6.4
Horizon Pipeline	**1.5**	1.5	1.5
EN Engineering	**-**	10.5	3.2
Other	**(1.1)**	(1.5)	(1.7)
	$ 8.2	$ 15.8	$ 9.4

On March 31, 2009, the company sold its 50-percent interest in EN Engineering. The company's share of the sale price was $16.0 million, with an additional $1.5 million which is contingent on EN Engineering's 2010 performance and is due in 2011. After closing costs and other adjustments, Nicor received cash of $13.0 million and recorded a gain on the sale of $10.1 million.

In 2010, 2009 and 2008, Nicor received dividends from equity investees of $18.5 million, $10.0 million and $16.0 million, respectively.

16. RELATED PARTY TRANSACTIONS

Horizon Pipeline charged Nicor Gas $10.4 million, $10.3 million and $10.3 million, respectively, for the years ended December 31, 2010, 2009 and 2008 for natural gas transportation under rates that have been accepted by the FERC.

Nicor sold its ownership in EN Engineering on March 31, 2009. Prior to the sale, EN Engineering charged Nicor Gas $1.7 million and $7.2 million for engineering and corrosion services rendered for 2009 and 2008, respectively. A majority of the work performed by EN Engineering was capital in nature, and is classified as property, plant and equipment on the Consolidated Balance Sheets.

In addition, certain related parties may acquire regulated utility services at rates approved by the ICC.

17. COMMITMENTS

At December 31, 2010, Nicor had purchase commitments with payments due as follows (in millions):

	Unconditional purchase obligations	Operating leases
2011	$45.6	$17.5
2012	6.3	10.1
2013	1.8	4.6
2014	1.5	3.0
2015	1.6	2.3
After 2015	1.6	11.5
	$58.4	$49.0

Unconditional purchase obligations consist of a natural gas transportation agreement and property, plant and equipment purchases. Operating leases are primarily for vessels, containers and equipment in the shipping business, office space and equipment in the gas distribution business and office space for the company's other energy ventures.

Tropical Shipping has certain equipment operating leases which include escalation clauses for adjusting rent to reflect changes in price indices, various renewal options and options to purchase leased equipment. Rental expense under operating leases was $25.7 million, $31.4 million and $41.7 million in 2010, 2009 and 2008, respectively.

The Merger Agreement contains termination rights for both Nicor and AGL Resources and provides that if Nicor terminates the Merger Agreement under specified circumstances, Nicor may be required to pay a termination fee of $67 million.

18. REGULATORY PROCEEDINGS

Rate proceeding. On March 25, 2009, the ICC issued an order approving an increase in base revenues of approximately $69 million, a rate of return on rate base of 7.58 percent and a rate of return on equity of 10.17 percent. The order also approved an energy efficiency rider. Nicor Gas placed the rates approved in the March 25, 2009 order into effect on April 3, 2009.

On April 24, 2009, Nicor Gas filed a request for rehearing with the ICC concerning the capital structure contained in the ICC's rate order contending the company's return on rate base should be higher. On October 7, 2009, the ICC issued its decision on rehearing in which it increased the annual base revenues approved for Nicor Gas in the March 25, 2009 order by approximately $11 million, increasing the rate of return on rate base to 8.09 percent. Nicor Gas placed the rates approved in the rehearing decision into effect on a prospective basis on October 15, 2009. Therefore, the total annual base revenue increase authorized in the rate case originally filed by the company in April 2008 is approximately $80 million.

Bad debt rider. In September 2009, Nicor Gas filed for approval of a bad debt rider with the ICC under an Illinois state law which took effect in July 2009. On February 2, 2010, the ICC issued an order approving the company's proposed bad debt rider. This rider provides for recovery from customers of the amount over the benchmark for bad debt expense established in the company's rate cases. It also provides for refunds to customers if bad debt expense is below such benchmarks.

As a result of the February 2010 order, Nicor Gas recorded in income a net recovery related to 2008 and 2009 of $31.7 million in the first quarter of 2010, all of which has been collected. The benchmark, against which 2010 actual bad debt experience is compared, is approximately $63 million. The company's actual 2010 bad debt experience was $35.7 million, resulting in a refund to customers of $27.3 million which will be refunded over a 12-month period beginning June 2011.

19. GUARANTEES AND INDEMNITIES

Nicor and certain subsidiaries enter into various financial and performance guarantees and indemnities providing assurance to third parties.

Financial guarantees. TEL has an obligation to restore to zero any deficit in its equity account for income tax purposes in the unlikely event that Triton is liquidated and a deficit balance remains. This obligation continues for the life of the Triton partnerships and any payment is effectively limited to the assets of TEL, which were approximately $2 million at December 31, 2010. Nicor believes the likelihood of any such payment by TEL is remote. No liability has been recorded for this obligation.

Performance guarantees. Nicor Services markets product warranty contracts that provide for the repair of heating, ventilation and air conditioning equipment, natural gas lines and other appliances within homes. Revenues from these product warranty contracts are recognized ratably over the coverage period, and related repair costs are charged to expense as incurred. Repair expenses of $10.6 million, $7.9 million and $7.1 million were incurred in 2010, 2009 and 2008, respectively.

Indemnities. In certain instances, Nicor has undertaken to indemnify current property owners and others against costs associated with the effects and/or remediation of contaminated sites for which the company may be responsible under applicable federal or state environmental laws, generally with no limitation as to the amount. These indemnifications relate primarily to ongoing coal tar cleanup, as discussed in Note 20 – Contingencies – Manufactured Gas Plant Sites. Nicor believes that the likelihood of payment under its other environmental indemnifications is remote. No liability has been recorded for such indemnifications.

Nicor has also indemnified, to the fullest extent permitted under the laws of the State of Illinois and any other applicable laws, its present and former directors, officers and employees against expenses they may incur in connection with litigation they are a party to by reason of their association with the company. There is generally no limitation as to the amount. During 2007, the SEC filed a civil injunctive action against three former officers of Nicor relating to the PBR plan. Defense costs that are being incurred by these former officers in connection with the SEC action currently are being tendered to, and paid by, the company's insurer. In July 2010, one of these former officers settled the SEC's action against him and was indemnified by Nicor. While the company does not expect to incur significant costs relating to the indemnification of present and former directors, officers and employees after taking into account available insurance, it is not possible to estimate the maximum future potential payments.

20. CONTINGENCIES

The following contingencies of Nicor are in various stages of investigation or disposition. Although in some cases the company is unable to estimate the amount of loss reasonably possible in addition to any amounts already recognized, it is possible that the resolution of these contingencies, either individually or in aggregate, will require the company to take charges against, or will result in reductions in, future earnings. It is the opinion of management that the resolution of these contingencies, either individually or in aggregate, could be material to earnings in a particular period but is not expected to have a material adverse impact on Nicor's liquidity or financial condition.

PBR Plan. Nicor Gas' PBR plan for natural gas costs went into effect in 2000 and was terminated by the company effective January 1, 2003. Under the PBR plan, Nicor Gas' total gas supply costs were compared to a market-sensitive benchmark. Savings and losses relative to the benchmark were determined annually and shared equally with sales customers. The PBR plan is currently under ICC review. There are allegations that the company acted improperly in connection with the PBR plan, and the ICC and others are reviewing these allegations. On June 27, 2002, the Citizens Utility Board ("CUB") filed a motion to reopen the record in the ICC's proceedings to review the PBR plan (the "ICC Proceedings"). As a result of the motion to reopen, Nicor Gas, the staff of the ICC and CUB entered into a stipulation providing for additional discovery. The Illinois Attorney General's Office ("IAGO") has also intervened in this matter. In addition, the IAGO issued Civil Investigation Demands ("CIDs") to CUB and the ICC staff. The CIDs ordered that CUB and the ICC staff produce all documents relating to any claims that Nicor Gas may have presented, or caused to be presented, false information related to its PBR plan. The company has committed to cooperate fully in the reviews of the PBR plan.

In response to these allegations, on July 18, 2002, the Nicor Board of Directors appointed a special committee of independent, non-management directors to conduct an inquiry into issues surrounding natural gas purchases, sales, transportation, storage and such other matters as may come to the attention of the special committee in the course of its investigation. The special committee presented the report of its counsel ("Report") to Nicor's Board of Directors on October 28, 2002.

In response, the Nicor Board of Directors directed the company's management to, among other things, make appropriate adjustments to account for, and fully address, the adverse consequences to ratepayers of the items noted in the Report, and conduct a detailed study of the adequacy of internal accounting and regulatory controls. The adjustments were made in prior years' financial statements resulting in a $24.8 million liability. Included in such $24.8 million liability is a $4.1 million loss contingency. A $1.8

million adjustment to the previously recorded liability, which is discussed below, was made in 2004 increasing the recorded liability to $26.6 million. Nicor Gas estimates that there is $26.9 million due to the company from the 2002 PBR plan year, which has not been recognized in the financial statements due to uncertainties surrounding the PBR plan. In addition, interest due to the company on certain components of these amounts has not been recognized in the financial statements due to the same uncertainties. By the end of 2003, the company completed steps to correct the weaknesses and deficiencies identified in the detailed study of the adequacy of internal controls.

Pursuant to the agreement of all parties, including the company, the ICC re-opened the 1999 and 2000 purchased gas adjustment filings for review of certain transactions related to the PBR plan and consolidated the reviews of the 1999-2002 purchased gas adjustment filings with the PBR plan review.

On February 5, 2003, CUB filed a motion for $27 million in sanctions against the company in the ICC Proceedings. In that motion, CUB alleged that Nicor Gas' responses to certain CUB data requests were false. Also on February 5, 2003, CUB stated in a press release that, in addition to $27 million in sanctions, it would seek additional refunds to consumers. On March 5, 2003, the ICC staff filed a response brief in support of CUB's motion for sanctions. On May 1, 2003, the ALJs assigned to the proceeding issued a ruling denying CUB's motion for sanctions. CUB has filed an appeal of the motion for sanctions with the ICC, and the ICC has indicated that it will not rule on the appeal until the final disposition of the ICC Proceedings. It is not possible to determine how the ICC will resolve the claims of CUB or other parties to the ICC Proceedings.

In 2004, the company became aware of additional information relating to the activities of individuals affecting the PBR plan for the period from 1999 through 2002, including information consisting of third party documents and recordings of telephone conversations from Entergy-Koch Trading, LP ("EKT"), a natural gas, storage and transportation trader and consultant with whom Nicor did business under the PBR plan. Review of additional information completed in 2004 resulted in the $1.8 million adjustment to the previously recorded liability referenced above.

The evidentiary hearings on this matter were stayed in 2004 in order to permit the parties to undertake additional third party discovery from EKT. In December 2006, the additional third party discovery from EKT was obtained and the ALJs issued a scheduling order that provided for Nicor Gas to submit direct testimony by April 13, 2007. In its direct testimony, Nicor Gas seeks a reimbursement of approximately $6 million, which includes interest due to the company, as noted above, of $1.6 million, as of March 31, 2007. In September 2009, the staff of the ICC, IAGO and CUB submitted direct testimony to the ICC requesting refunds of $109 million, $255 million and $286 million, respectively. No date has been set for evidentiary hearings on this matter.

Nicor is unable to predict the outcome of the ICC's review or the company's potential exposure thereunder. Because the PBR plan and historical gas costs are still under ICC review, the final outcome could be materially different than the amounts reflected in the company's financial statements as of December 31, 2010.

Litigation relating to proposed merger. Nicor, its board of directors, AGL Resources and one or both of AGL Resources' acquisition subsidiaries and, in one instance, Nicor's Executive Vice President and Chief Financial Officer have been named as defendants in five putative class action lawsuits brought by purported Nicor shareholders challenging Nicor's proposed merger with AGL Resources. The first shareholder action was filed on December 7, 2010 in the Eighteenth Circuit Court of DuPage County, Illinois, County Department, Chancery Division (*Joseph Pirolli v. Nicor Inc., et al.*). The other four actions were filed between December 10, 2010 and December 17, 2010 in the Circuit Court of Cook County, Illinois, County Department, Chancery Division (*Maxine Phillips v. Nicor Inc., et al.*, filed December 10, 2010; *Plumbers Local #65 Pension Fund v. Nicor Inc., et al.*, filed December 13, 2010; *Gus Monahu v. Nicor Inc., et al.*, filed December 17, 2010; and *Roberto R. Vela v. Russ M. Strobel, et al.*, filed December 17, 2010).

The shareholder actions variously allege, among other things, that the Nicor Board breached its fiduciary duties to Nicor and its shareholders by (i) approving the sale of Nicor to AGL Resources at an inadequate purchase price (and thus failing to maximize value to Nicor shareholders); (ii) conducting an inadequate sale process by agreeing to preclusive deal protection provisions in the Merger Agreement; and (iii) failing to disclose material information regarding the proposed merger to Nicor shareholders. The complaints also allege that AGL Resources, Nicor and the acquisition subsidiaries aided and abetted these alleged breaches of fiduciary duty. The shareholder actions seek, among other things, declaratory and injunctive relief, including orders enjoining the defendants from consummating the proposed merger and, in certain instances, damages.

On January 10, 2011, the four actions filed in the Circuit Court of Cook County, Illinois, County Department, Chancery Division were consolidated. Nicor believes the claims asserted in each lawsuit to be without merit and intends to vigorously defend against them. The final disposition of these shareholder litigation-related matters is not expected to have a material adverse impact on the company's liquidity or financial condition.

Mercury. Nicor Gas has incurred, and expects to continue to incur, costs related to its historical use of mercury in various kinds of company equipment.

As of December 31, 2010, Nicor Gas had remaining an estimated liability of $0.6 million related to inspection, cleanup and legal defense costs. This represents management's best estimate of future costs based on an evaluation of currently available information. Actual costs may vary from this estimate. Nicor Gas remains a defendant in several private lawsuits that were filed on August 29, 2000, all in the Circuit Court of Cook County, Illinois, seeking a variety of unquantified damages (including bodily injury and property damages) allegedly caused by mercury spillage resulting from the removal of mercury-containing regulators. Potential liabilities relating to these claims have been assumed by a contractor's insurer subject to certain limitations.

The final disposition of these mercury-related matters is not expected to have a material adverse impact on the company's liquidity or financial condition.

Manufactured Gas Plant Sites. Manufactured gas plants were used in the 1800s and early to mid 1900s to produce manufactured gas from coal, creating a coal tar byproduct. Current environmental laws may require the cleanup of coal tar at certain former manufactured gas plant sites.

Nicor Gas has identified properties for which it may have some responsibility. Most of these properties are not presently owned by the company. Nicor Gas and Commonwealth Edison Company ("ComEd") are parties to an agreement to cooperate in cleaning up residue at many of these properties. The agreement allocates to Nicor Gas 51.73 percent of cleanup costs for 24 sites, no portion of the cleanup costs for 14 other sites and 50 percent of general remediation program costs that do not relate exclusively to particular sites. Information regarding preliminary site reviews has been presented to the Illinois Environmental Protection Agency for certain properties. More detailed investigations and remedial activities are complete, in progress or planned at many of these sites. The results of the detailed site-by-site investigations will determine the extent additional remediation is necessary and provide a basis for estimating additional future costs. As of December 31, 2010, the company had recorded a liability in connection with these matters of $28.7 million. In accordance with ICC authorization, the company has been recovering, and expects to continue to recover, these costs from its customers, subject to annual prudence reviews.

In April 2002, Nicor Gas was named as a defendant, together with ComEd, in a lawsuit brought by the Metropolitan Water Reclamation District of Greater Chicago (the "MWRDGC") under the Federal Comprehensive Environmental Response, Compensation and Liability Act seeking recovery of past and future remediation costs and a declaration of the level of appropriate cleanup for a former manufactured gas plant site in Skokie, Illinois now owned by the MWRDGC. In January 2003, the suit was amended to include a claim under the Federal Resource Conservation and Recovery Act. The suit was filed in the United States District Court for the Northern District of Illinois. Management cannot predict the outcome of this litigation or the company's potential exposure thereto, if any, and has not recorded a liability associated with this contingency.

Since costs and recoveries relating to the cleanup of manufactured gas plant sites are passed directly through to customers in accordance with ICC regulations, subject to an annual ICC prudence review, the final disposition of manufactured gas plant matters is not expected to have a material impact on the company's financial condition or results of operations.

Municipal Tax Matters. Many municipalities in Nicor Gas' service territory have enacted ordinances that impose taxes on gas sales to customers within municipal boundaries. Most of these municipal taxes are imposed on Nicor Gas based on revenues generated by Nicor Gas within the municipality. Other municipal taxes are imposed on natural gas consumers within the municipality but are collected from consumers and remitted to the municipality by Nicor Gas. A number of municipalities have instituted audits of Nicor Gas' tax remittances. In May 2007, five of those municipalities filed an action against Nicor Gas in state court in DuPage County, Illinois relating to these tax audits. Following a dismissal of this action without prejudice by the trial court, the municipalities filed an amended complaint. The amended complaint seeks, among other things, compensation for alleged unpaid taxes. Nicor Gas is contesting the claims in the amended complaint. In December 2007, 25 additional municipalities, all represented by the same audit firm involved in the lawsuit, issued assessments to Nicor Gas claiming that it failed to provide information requested by the audit firm and owed the municipalities back taxes. Nicor Gas believes the assessments are improper and has challenged them. While the company is unable to predict the outcome of these matters or to reasonably estimate its potential exposure related thereto, if any, and has not recorded a liability associated with this contingency, the final disposition of these matters is not expected to have a material adverse impact on the company's liquidity or financial condition.

Other. In addition to the matters set forth above, the company is involved in legal or administrative proceedings before various courts and agencies with respect to general claims, taxes, environmental, gas cost prudence reviews and other matters. Although unable to determine the ultimate outcome of these other contingencies, management believes that these amounts are appropriately reflected in the financial statements, including the recording of appropriate liabilities when reasonably estimable.

21. QUARTERLY RESULTS (UNAUDITED)

Quarterly results may be impacted by the variability in the results of the gas distribution business due to seasonal and other factors. Summarized quarterly financial data is presented below (in millions, except per share data).

	Quarter ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
2010				
Operating revenues	**$ 1,192.9**	**$ 425.6**	**$ 352.5**	**$ 738.8**
Operating income	**96.0**	**43.4**	**30.4**	**65.9**
Net income	**60.5**	**24.2**	**13.6**	**40.1**
Earnings per average share of common stock				
Basic	**1.33**	**.53**	**.30**	**.87**
Diluted	**1.33**	**.53**	**.30**	**.87**
2009				
Operating revenues	$ 1,110.8	$ 447.6	$ 325.6	$ 768.1
Operating income	59.9	39.5	29.8	91.1
Net income	43.8	22.9	13.6	55.2
Earnings per average share of common stock				
Basic	.97	.50	.30	1.22
Diluted	.96	.50	.30	1.21

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the registrant's management, including the Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), as appropriate to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures.

The company carried out an evaluation under the supervision and with the participation of the company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the company's disclosure controls and procedures as of the end of the most recent fiscal quarter of the period covered by this Annual Report on Form 10-K (the "Evaluation"). Based on the Evaluation, the company's Chief Executive Officer and Chief Financial Officer concluded, at the reasonable assurance level, as of the end of the most recent fiscal quarter covered by this Annual Report on Form 10-K, that the company's disclosure controls and procedures, were effective.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, the company's Chief Executive Officer and Chief Financial Officer, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

1. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

Management has used the framework set forth in the report entitled "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the company's internal control over financial reporting. Management has concluded that the company's internal control over financial reporting was effective as of December 31, 2010. Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on the company's internal control over financial reporting.

There has been no change in the company's internal controls over financial reporting during the company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Item 9B. Other Information

On February 17, 2011, Nicor's Board of Directors approved for the Annual Meeting of Stockholders to take place on June 14, 2011. Stockholder proposals must be received at Nicor's General Office, attention Senior Vice President, General Counsel and Secretary, P.O. Box 3014, Naperville, Illinois 60566-7014 on or before March 15, 2011, and must otherwise comply with SEC requirements to be eligible for inclusion in the Proxy Statement and the Form of Proxy relating to the 2011 Annual Meeting of Stockholders. In addition, written notice must have been received on or before January 20, 2011 in order for stockholder proposals or nominations to be presented at the 2011 Annual Meeting.

PART III

Item 10. Directors, Executive Officers of the Registrant and Corporate Governance

Information on directors is contained under the Election of Directors and Section 16(a) Beneficial Ownership Reporting Compliance sections in Nicor's Definitive Proxy Statement to be filed on or about April 26, 2011, and is incorporated herein by reference.

Information about the audit committee and the audit committee financial expert is contained under the Committees of the Board of Directors and Audit Committee Report sections in Nicor's Definitive Proxy Statement to be filed on or about April 26, 2011, and is incorporated herein by reference.

Information about executive officers is included in Part I of this Form 10-K, Executive Officers of the Registrant, and is incorporated herein by reference. Executive officers of the company are elected annually by the Board of Directors.

In addition, security ownership information about executive officers is contained under the Section 16(a) Beneficial Ownership Reporting Compliance section in Nicor's Definitive Proxy Statement to be filed on or about April 26, 2011, and is incorporated herein by reference.

The company has adopted a Code of Ethics that applies to the company's directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to or waiver from a provision of such Code of Ethics as it applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to certain topics, by posting such information on the company's investor section of its Internet site at www.nicor.com.

The company has disclosed its Code of Ethics, Audit Committee Charter, Corporate Governance Committee Charter, Compensation Committee Charter and Corporate Governance Guidelines on the company's investor section of its Internet site at www.nicor.com. Any shareholder may also request this information in print form from the company's Investor Relations department.

Item 11. Executive Compensation

Information on the compensation committee is contained under the Committees of the Board of Directors and Compensation Committee Report sections in Nicor's Definitive Proxy Statement to be filed on or about April 26, 2011, and is incorporated herein by reference.

Information on executive compensation is contained under the Compensation Discussion and Analysis, Summary Compensation Table, Grants of Plan-Based Awards, Outstanding Equity Awards at Fiscal Year-End, Option Exercises and Stock Vested, Pension Benefits, Nonqualified Deferred Compensation, Other Potential Post-Employment Payments and Director Compensation sections in Nicor's Definitive Proxy Statement to be filed on or about April 26, 2011, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information on security ownership of certain beneficial owners and management is contained under the Security Ownership of Management and Beneficial Ownership of Common Stock sections in Nicor's Definitive Proxy Statement to be filed on or about April 26, 2011, and is incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	400,773	$38.39	1,901,026 **(1)**
Equity compensation plans not approved by security holders	-	-	-
Total	400,733	$38.39	1,901,026

(1) This number includes 302,248 shares issuable under the 1997 Long-Term Incentive Plan, as amended. These shares can be used for awards under the Stock Deferral Plan, which allows eligible key executives and managerial employees to convert up to 50 percent of their cash awards from annual and long-term incentive plans into Nicor common stock, the receipt of which is deferred. Also included are 323,433 shares issuable under the Nicor Employee Stock Purchase Plan. The remaining 1,275,345 shares are issuable under the 2006 Long-Term Incentive Program. These shares can be used for restricted stock, stock options and performance award units, including awards under the Stock Deferral Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information about certain relationships and related transactions, and director independence is contained under the Transactions with Related Persons and Director Independence sections in Nicor's Definitive Proxy Statement to be filed on or about April 26, 2011, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information on principal accounting fees and services is contained under the Principal Accountant Fees and Services section in Nicor's Definitive Proxy Statement to be filed on or about April 26, 2011, and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

a)

1) Financial Statements:

See Item 8, Financial Statements and Supplementary Data, filed herewith, for a list of financial statements.

2) Financial Statement Schedules:

Schedule Number		Page
	Report of Independent Registered Public Accounting Firm	48
II	Valuation and Qualifying Accounts	92

Schedules other than those listed are omitted because they are not applicable.

3) Exhibits Filed:

See Exhibit Index filed herewith.

Nicor Inc.
Schedule II

VALUATION AND QUALIFYING ACCOUNTS
(millions)

Description	Balance at beginning of period	Additions: Charged to costs and expenses	Additions: Charged to other accounts	Deductions	Balance at end of period
2010					
Allowance for doubtful accounts receivable	**$ 33.0**	**$ 40.1 (d)**	**$ -**	**$ 45.5 (a)**	**$ 27.6**
Accrued mercury-related costs	**2.1**	**-**	**-**	**1.5 (b)**	**.6**
Accrued manufactured gas plant environmental costs	**23.8**	**-**	**17.5 (c)**	**12.6 (b)**	**28.7**
2009					
Allowance for doubtful accounts receivable	$ 44.9	$ 56.6	$ -	$ 68.5 (a)	$ 33.0
Accrued mercury-related costs	2.5	-	-	.4 (b)	2.1
Accrued manufactured gas plant environmental costs	21.4	-	11.2 (c)	8.8 (b)	23.8
2008					
Allowance for doubtful accounts receivable	$ 35.1	$ 74.1	$ -	$ 64.3 (a)	$ 44.9
Accrued mercury-related costs	2.8	.6	-	.9 (b)	2.5
Accrued manufactured gas plant environmental costs	15.2	-	19.8 (c)	13.6 (b)	21.4

(a) Accounts receivable written off, net of recoveries.
(b) Expenditures, other adjustments.
(c) Accrual of estimated future remediation costs that are deferred as regulatory assets.
(d) Amount excludes refunds to / recoveries from customers attributable to the bad debt rider.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nicor Inc.

Date February 24, 2011

/s/ KAREN K. PEPPING
Karen K. Pepping
Vice President and Controller
(Principal Accounting Officer and
Duly Authorized Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 24, 2011.

Signature	Title
/s/ RUSS M. STROBEL Russ M. Strobel *(Principal Executive Officer)*	Chairman, President and Chief Executive Officer
/s/ RICHARD L. HAWLEY Richard L. Hawley *(Principal Financial Officer)*	Executive Vice President and Chief Financial Officer
/s/ KAREN K. PEPPING Karen K. Pepping *(Principal Accounting Officer)*	Vice President and Controller
ROBERT M. BEAVERS, JR.*	Director
BRUCE P. BICKNER*	Director
JOHN H. BIRDSALL, III*	Director
NORMAN R BOBINS*	Director
BRENDA J. GAINES*	Director
RAYMOND A. JEAN*	Director
DENNIS J. KELLER*	Director
R. EDEN MARTIN*	Director
GEORGIA R. NELSON*	Director
ARMANDO J. OLIVERA*	Director
JOHN RAU*	Director
JOHN C. STALEY*	Director

* By /s/ RICHARD L. HAWLEY
Richard L. Hawley
(Attorney-in-fact)

Exhibit Index

Exhibit Number		Description of Document
2.01	*	Agreement and Plan of Merger, dated as of December 6, 2010, by and among AGL Resources Inc., Apollo Acquisition Corp., Ottawa Acquisition LLC and Nicor Inc. (File No. 1-7297, Form 8-K for December 7, 2010, Nicor Inc., Exhibit 2.1.)
3.01	*	Amended and Restated Articles of Incorporation of Nicor Inc., as further amended by the amendment filed with the Illinois Secretary of State on June 2, 2008. (File No. 1-7297, Form 10-Q for June 30, 2008, Nicor Inc., Exhibit 3.1.)
3.02	*	Nicor Inc. Amended and Restated By-laws effective as of July 24, 2008. (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 3.1.)
3.03	*	Nicor Inc. Amendment to Amended and Restated By-laws. (File No. 1-7297, Form 8-K for November 20, 2008, Nicor Inc., Exhibit 3.1.)
4.01	*	Indenture of Commonwealth Edison Company to Continental Illinois National Bank and Trust Company of Chicago, Trustee, dated as of January 1, 1954. (File No. 1-7296, Form 10-K for 1995, Nicor Gas, Exhibit 4.01.)
4.02	*	Indenture of Adoption of Nicor Gas to Continental Illinois National Bank and Trust Company of Chicago, Trustee, dated February 9, 1954. (File No. 1-7296, Form 10-K for 1995, Nicor Gas, Exhibit 4.02.)
4.03	*	Supplemental Indenture, dated February 15, 1998, of Nicor Gas to Harris Trust and Savings Bank, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7296, Form 10-K for 1997, Nicor Gas, Exhibit 4.19.)
4.04	*	Supplemental Indenture, dated February 1, 2001, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7296, Form 10-K for 2000, Nicor Gas, Exhibit 4.17.)
4.05	*	Supplemental Indenture, dated May 15, 2001, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7296, Form 10-Q for June 2001, Nicor Gas, Exhibit 4.01.)
4.06	*	Supplemental Indenture, dated December 1, 2003, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7297, Form 10-K for 2003, Nicor Inc., Exhibit 4.10.)
4.07	*	Supplemental Indenture, dated December 1, 2003, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7297, Form 10-K for 2003, Nicor Inc., Exhibit 4.11.)
4.08	*	Supplemental Indenture, dated December 1, 2003, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7297, Form 10-K for 2003, Nicor Inc., Exhibit 4.12.)
4.09	*	Supplemental Indenture, dated December 1, 2006, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7297, Form 10-K for 2006, Nicor Inc., Exhibit 4.11.)

Exhibit Number		Description of Document
4.10	*	Supplemental Indenture, dated August 1, 2008, of Nicor Gas to BNY Mellon Trust Company, Trustee, under Indenture dated January 1, 1954. (File No. 1-7297, Form 10-Q for September 30, 2008, Nicor Inc., Exhibit 4.01.)
4.11	*	Supplemental Indenture, dated July 23, 2009, of Nicor Gas to BNY Mellon Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7297, Form 10-Q for June 30, 2009, Nicor Inc., Exhibit 4.01.)
4.12		Supplemental Indenture, dated January 25, 2011, of Nicor Gas to BNY Mellon Trust Company, Trustee, under Indenture dated as of January 1, 1954.
10.01	*	1984 Nicor Officers' Capital Accumulation Plan Participation Agreement. (File No. 1-7297, Form 10-K for 1988, Nicor Inc., Exhibit 10-10.)
10.01(a)	*	1985 Nicor Officers' Capital Accumulation Plan Participation Agreement. (File No. 1-7297, Form 10-K for 1988, Nicor Inc., Exhibit 10-10(a).)
10.02	*	First Amendment to Agreements Restating 1984 and 1985 Nicor Capital Accumulation Plan Participation Agreements for Officers and Directors. (File No. 1-7297, Form 10-Q for March 2000, Nicor Inc., Exhibit 10.04.)
10.03	*	Nicor Capital Accumulation Plan (as amended and restated effective as of January 1, 2008). (File No. 1-7297, Form 8-K for November 20, 2008, Nicor Inc., Exhibit 10.2.)
10.04	*	Amendment Restating 1984 and 1985 Nicor Capital Accumulation Plan Participation Agreements among Nicor Inc., Birdsall Inc. and John H. Birdsall III. (File No. 1-7297, Form 8-K for November 20, 2008, Nicor Inc., Exhibit 10.1.)
10.05	*	Nicor Gas Supplementary Savings Plan (as Amended and Restated for Post-2004 Benefits, Effective January 1, 2008). (File No. 1-7297, Form 10-K for 2008, Nicor Inc., Exhibit 10.05.)
10.06	*	Directors' Pension Plan. (File No. 1-7297, Form 10-K for 1985, Nicor Inc., Exhibit 10-18.)
10.07	*	Flexible Spending Account for Executives. (File No. 1-7297, Form 10-K for 1986, Nicor Inc., Exhibit 10-20.)
10.08	*	Nicor Inc. Stock Deferral Plan. (File No. 1-7297, Form 10-Q for September 1996, Nicor Inc., Exhibit 10.01.)
10.09	*	Amendment to Nicor Inc. Stock Deferral Plan. (File No. 1-7297, Form 10-K for 1997, Nicor Inc., Exhibit 10.22.)
10.10	*	Second Amendment to Nicor Stock Deferral Plan. (File No. 1-7297, Form 10-Q for March 2000, Nicor Inc., Exhibit 10.07.)
10.11	*	Amendment to Nicor Inc. Stock Deferral Plan (as in Effect on October 3, 2004, for Pre-2005 Benefits). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.4.)

Exhibit Number		Description of Document
10.12	*	Second Amendment to Nicor Inc. Stock Deferral Plan (as in effect on October 3, 2004 for Pre-2005 benefits). (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.01.)
10.13	*	Nicor Inc. Stock Deferral Plan (as Amended and Restated for Post-2004 Benefits, Effective January 1, 2008). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.3.)
10.14	*	First Amendment to Nicor Inc. Stock Deferral Plan (as Amended and Restated for Post-2004 Benefits). (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.02.)
10.15	*	Nicor Inc. 1997 Long-Term Incentive Plan. (Filed as appendix to the Nicor Inc. Proxy Statement, dated March 6, 1997.)
10.16	*	First Amendment to Nicor 1997 Long-Term Incentive Plan. (File No. 1-7297, Form 10-Q for March 2000, Nicor Inc., Exhibit 10.06.)
10.17	*	Third Amendment to Nicor Inc. 1997 Long-Term Incentive Plan. (File No. 1-7297, Form 8-K for March 17, 2006, Nicor Inc., Exhibit 10.5.)
10.18	*	Fourth Amendment to Nicor Inc. 1997 Long-Term Incentive Plan. (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.7.)
10.19	*	Non-Qualified Stock Option Agreement Form. (File No. 1-7297, Form 8-K for March 17, 2005, Nicor Inc., Exhibit 10.01.)
10.20	*	2006 Long Term Incentive Plan. (File No. 1-7297, Form 8-K for April 20, 2006, Nicor Inc., Exhibit 10.01.)
10.21	*	First Amendment to Nicor Inc. 2006 Long Term Incentive Plan. (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.8.)
10.22	*	Second Amendment to Nicor Inc. 2006 Long Term Incentive Plan. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.03.)
10.23	*	Performance Cash Unit Agreement Form. (File No. 1-7297, Form 8-K for March 26, 2007, Nicor Inc., Exhibit 10.3.)
10.24	*	Performance Cash Unit Agreement Form. (File No. 1-7297, Form 8-K for March 27, 2009, Nicor Inc. Exhibit 10.02.)
10.25	*	Performance Cash Unit Agreement Form. (File No. 1-7297, Form 8-K for March 26, 2010, Nicor Inc. Exhibit 10.05.)
10.26	*	First Amendment to Nicor Inc. 2006 Long Term Incentive Plan Performance Cash Unit Agreement dated March 27, 2008 between Nicor Inc. and Rick Murrell. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.08.)

Exhibit Number		Description of Document
10.27	*	First Amendment to Nicor Inc. 2006 Long Term Incentive Plan Performance Cash Unit Agreement dated March 26, 2009 between Nicor Inc. and Rick Murrell. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.09.)
10.28	*	First Amendment to Nicor Inc. 2006 Long Term Incentive Plan Performance Cash Unit Agreement dated March 26, 2009 between Nicor Inc. and Rick Murrell. (File No. 1-7297, Form 8-K for March 26, 2010, Nicor Inc., Exhibit 10.06.)
10.29	*	Restricted Stock Unit Agreement Form. (File No. 1-7297, Form 8-K for March 26, 2007, Nicor Inc., Exhibit 10.2.)
10.30	*	Restricted Stock Unit Agreement Form. (File No. 1-7297, Form 8-K for March 26, 2010, Nicor Inc., Exhibit 10.2.)
10.31	*	First Amendment to Restricted Stock Unit Agreement Form. (File No. 1-7297, Form 8-K for March 26, 2010, Nicor Inc., Exhibit 10.4.)
10.32	*	Restricted Stock Unit Agreement between Nicor Inc. and Russ M. Strobel. (File No. 1-7297, Form 8-K for March 26, 2007, Nicor Inc., Exhibit 10.1.)
10.33	*	Restricted Stock Unit Agreement between Nicor Inc. and Russ M. Strobel. (File No. 1-7297, Form 8-K for March 28, 2008, Nicor Inc., Exhibit 10.1.)
10.34	*	First Amendment to Restricted Stock Unit Agreement between Russ M. Strobel and Nicor Inc. (File No. 1-7297, Form 10-Q for September 30, 2008, Nicor Inc., Exhibit 10.03.)
10.35	*	Restricted Stock Unit Agreement between Nicor Inc. and Russ M. Strobel. (File No. 1-7297, Form 8-K for March 27, 2009, Nicor Inc., Exhibit 10.01.)
10.36	*	Restricted Stock Unit Agreement between Nicor Inc. and Russ M. Strobel. (File No. 1-7297, Form 8-K for March 26, 2010, Nicor Inc., Exhibit 10.01.)
10.37	*	First Amendment to Nicor Inc. 2006 Long Term Incentive Plan Restricted Stock Unit Agreement dated March 27, 2008 between Nicor Inc. and Rick Murrell. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.06.)
10.38	*	First Amendment to Nicor Inc. 2006 Long Term Incentive Plan Restricted Stock Unit Agreement dated March 26, 2009 between Nicor Inc. and Rick Murrell. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.07.)
10.39	*	First Amendment to Nicor Inc. 2006 Long Term Incentive Plan Restricted Stock Unit Agreement dated March 26, 2010 between Nicor Inc. and Rick Murrell. (File No. 1-7297, Form 8-K for March 26, 2010, Nicor Inc., Exhibit 10.03.)
10.40	*	Amendment to Restricted Stock Unit Agreements Nicor Inc. 2006 Long-Term Incentive Plan for Non-Tropical. (File No. 1-7297, Form 8-K for November 19, 2010, Nicor Inc., Exhibit 10.01.)

Exhibit Number		Description of Document
10.41	*	Amendment to Restricted Stock Unit Agreements Nicor Inc. 2006 Long-Term Incentive Plan for Tropical. (File No. 1-7297, Form 8-K for November 19, 2010, Nicor Inc., Exhibit 10.02.)
10.42	*	Security Payment Plan. (File No. 1-7297, Form 10-K for 1999, Nicor Inc., Exhibit 10.24.)
10.43	*	Amendment and Restatement of Nicor Gas Supplementary Retirement Plan. (File No. 1-7297, Form 10-Q for March 2000, Nicor Inc., Exhibit 10.01.)
10.44	*	Amendment to Nicor Gas Supplementary Retirement Plan (as in Effect on October 3, 2004, for Pre-2005 Benefits). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.12.)
10.45	*	Nicor Gas Supplementary Retirement Plan (as Amended and Restated for Post-2004 Benefits, Effective January 1, 2008). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.11.)
10.46	*	Second Amendment and Restatement to Nicor Salary Deferral Plan. (File No. 1-7297, Form 10-Q for September 30, 2002, Nicor Inc., Exhibit 10.01.)
10.47	*	First Amendment to the Nicor Inc. Salary Deferral Plan. (File No. 1-7297, Form 10-K for 2005, Nicor Inc., Exhibit 10.46.)
10.48	*	Amendment to Nicor Inc. Salary Deferral Plan (as in Effect on October 3, 2004, for Pre-2005 Benefits). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.2.)
10.49	*	Nicor Inc. Salary Deferral Plan (as Amended and Restated for Post-2004 Benefits, Effective January 1, 2008). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.1.)
10.50	*	Supplemental Retirement Benefit Agreement between Russ M. Strobel and Nicor Inc. (File No. 1-7297, Form 10-K for 2001, Nicor Inc., Exhibit 10.32.)
10.51	*	Amended and Restated Supplemental Retirement Benefit Plan Agreement between Russ M. Strobel and Nicor Inc. (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.9.)
10.52	*	Nicor Inc. Supplemental Senior Officer Retirement Plan. (File No. 1-7297, Form 10-K for 2002, Nicor Inc., Exhibit 10.28.)
10.53	*	Amendment to Nicor Inc. Supplemental Senior Officer Retirement Plan (as in Effect on October 3, 2004, for Pre-2005 Benefits). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.6.)
10.54	*	Nicor Inc. Supplemental Senior Officer Retirement Plan (as Amended and Restated for Post-2004 Benefits, Effective January 1, 2008). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.5.)

Exhibit Number		Description of Document
10.55	*	2007 Long-Term Incentive Program. (File No. 1-7297, Form 8-K for March 26, 2007, Nicor Inc., Exhibit 10.4.)
10.56	*	2008 Long-Term Incentive Program. (File No. 1-7297, Form 8-K for March 28, 2008, Nicor Inc., Exhibit 10.3.)
10.57	*	First Amendment to Nicor Inc. 2008 Long-Term Incentive Program. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.04.)
10.58	*	2009 Long-Term Incentive Program. (File No. 1-7297, Form 8-K for March 27, 2009, Nicor Inc., Exhibit 10.03.)
10.59	*	First Amendment to Nicor Inc. 2009 Long-Term Incentive Program. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.05.)
10.60	*	2010 Long-Term Incentive Program. (File No. 1-7297, Form 8-K for March 26, 2010, Nicor Inc., Exhibit 10.07.)
10.61	*	Letter Agreement between Nicor Inc. and Richard L. Hawley. (File No. 1-7297, Form 8-K for March 26, 2007, Nicor Inc., Exhibit 10.5.)
10.62	*	Nicor Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2008. (File No. 1-7297, Form 10-Q for June 30, 2007, Nicor Inc., Exhibit 10.02.)
10.63	*	First Amendment to the Nicor Inc. Directors' Deferred Compensation Plan. (File No. 1-7297, Form 10-K for 2008, Nicor Inc., Exhibit 10.54.)
10.64	*	Second Amendment to the Nicor Inc. Directors' Deferred Compensation Plan. (File No. 1-7297, Form 10-K for 2008, Nicor Inc., Exhibit 10.55.)
10.65		Third Amendment to the Nicor Inc. Directors' Deferred Compensation Plan.
10.66	*	Nicor Gas Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2008. (File No. 1-7297, Form 10-Q for June 30, 2007, Nicor Inc., Exhibit 10.01.)
10.67	*	First Amendment to the Northern Illinois Gas Company Directors' Deferred Compensation Plan. (File No. 1-7297, Form 10-K for 2008, Nicor Inc., Exhibit 10.57.)
10.68	*	Second Amendment to the Northern Illinois Gas Company Directors' Deferred Compensation Plan. (File No. 1-7297, Form 10-K for 2008, Nicor Inc., Exhibit 10.58.)
10.69		Third Amendment to the Northern Illinois Gas Company Directors' Deferred Compensation Plan.
10.70	*	Nicor Directors' Stock Value Plan, as amended and restated effective January 1, 2008. (File No. 1-7297, Form 10-Q for June 30, 2007, Nicor Inc., Exhibit 10.03.)

Exhibit Number		Description of Document
10.71		First Amendment to the Nicor Directors' Stock Value Plan, as amended and restated effective January 1, 2008.
10.72	*	Amended and Restated Change-in-Control Agreement dated as of December 18, 2007 between Nicor Inc. and Russ M. Strobel. (File No. 1-7297, Form 8-K for December 19, 2007, Nicor Inc., Exhibit 10.1.)
10.73	*	Amended and Restated Change-in-Control Agreement dated as of December 18, 2007 between Nicor Inc. and Richard L. Hawley. (File No. 1-7297, Form 8-K for December 19, 2007, Nicor Inc., Exhibit 10.2.)
10.74	*	Amended and Restated Change-in-Control Agreement dated as of December 18, 2007 between Nicor Inc. and Daniel R. Dodge. (File No. 1-7297, Form 8-K for December 19, 2007, Nicor Inc., Exhibit 10.3.)
10.75	*	Amended and Restated Change-in-Control Agreement dated as of December 17, 2007 between Nicor Inc. and Rocco J. D'Alessandro. (File No. 1-7297, Form 10-K for 2009, Nicor Inc., Exhibit 10.71.)
10.76	*	Amended and Restated Change-in-Control Agreement dated as of December 18, 2007 between Nicor Inc. and Paul C. Gracey, Jr. (File No. 1-7297, Form 8-K for December 19, 2007, Nicor Inc., Exhibit 10.4.)
10.77	*	Amended and Restated Change-in-Control Agreement dated as of February 7, 2008 between Tropical Shipping and Construction Company Limited and Rick Murrell. (File No. 1-7297, Form 10-K for 2007, Nicor Inc., Exhibit 10.65.)
10.78	*	Amended and Restated Change-in-Control Agreement dated as of December 18, 2007 between Nicor Inc. and Claudia J. Colalillo. (File No. 1-7297, Form 8-K for December 19, 2007, Nicor Inc., Exhibit 10.5.)
10.79	*	Tropical Shipping Company Long-Term Performance Incentive Plan dated as of January 1, 1995. (File No. 1-7297, Form 10-K for 2007, Nicor Inc., Exhibit 10.66.)
10.80	*	First Amendment to Tropical Shipping Company Long-Term Performance Incentive Plan. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.10.)
10.81	*	Tropical Shipping Company Long-Term Incentive Plan. (File No. 1-7297, Form 8-K for March 28, 2008, Nicor Inc., Exhibit 10.4.)
10.82	*	Tropical Annual Incentive Compensation Plan. (File No. 1-7297, Form 8-K for March 28, 2008, Nicor Inc., Exhibit 10.5.)
10.83	*	First Amendment to Tropical Shipping Company Annual Incentive Compensation Plan. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.11.)
10.84	*	Nicor Claims and Procedures for Nonqualified Plans. (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.10.)

Exhibit Number		Description of Document
10.85	*	3-Year Credit Agreement dated as of April 23, 2010. (File No. 1-7297, Form 10-Q for March 31, 2010, Nicor Inc., Exhibit 10.08.)
10.86	*	364-Day Credit Agreement Dated as of April 23, 2010. (File No. 1-7297, Form 10-Q for March 31, 2010, Nicor Inc., Exhibit 10.09.)
10.87	*	Final Allocation Agreement between Nicor Gas and Commonwealth Edison Company dated as of January 3, 2008. (File No. 1-7297, Form 10-K for 2007, Nicor Inc., Exhibit 10.64.)
10.88	*	Agreement between Nicor Gas and Local Union 19 of the International Brotherhood of Electrical Workers 2009-2014. (File No. 1-7297, Form 10-K for 2009, Nicor Inc., Exhibit 10.85.)
21.01		Subsidiaries.
23.01		Consent of Independent Registered Public Accounting Firm.
24.01		Powers of Attorney.
31.01		Rule 13a-14(a)/15d-14(a) Certification.
31.02		Rule 13a-14(a)/15d-14(a) Certification.
32.01		Section 1350 Certification.
32.02		Section 1350 Certification.
101.INS	**	XBRL Instance Document.
101.SCH	**	XBRL Taxonomy Extension Schema.
101.CAL	**	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	**	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	**	XBRL Taxonomy Extension Label Linkbase.
101.PRE	**	XBRL Taxonomy Extension Presentation Linkbase.

* These exhibits have been previously filed with the SEC as exhibits to registration statements or to other filings with the SEC and are incorporated herein as exhibits by reference. The file number and exhibit number of each such exhibit, where applicable, are stated, in parentheses, in the description of such exhibit.

** Pursuant to Rule 406T of Regulation S-T, these exhibits are deemed furnished, not filed.

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Corporate Data

CORPORATE HEADQUARTERS

Nicor Inc.
P.O. Box 3014
Naperville, IL 60566-7014
Tel: (630) 305-9500
Fax: (630) 983-9328
Internet address: www.nicor.com

2011 ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:30 a.m., Tuesday, June 14, 2011, at:

Chase Auditorium
Chase Tower
10 South Dearborn Street
Chicago, Illinois

INVESTOR RELATIONS/MEDIA CONTACT

Shareholders, security analysts, investment managers, brokers and media with financial questions about Nicor should contact: Kary Brunner, Director Investor Relations. Tel: (630) 388-2529

Upon request, Nicor will furnish the following materials without charge:

- Annual Report
- Form 10-K
- Form 10-Q
- Quarterly Operating Highlights
- Periodic news releases
- Corporate governance-related items

The above information and the Fact Book can also be found under the Investor section of the company's website at www.nicor.com.

STOCK TRANSFER AND REGISTRAR

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0854
Tel: (866) 614-9640, toll free
or (651) 450-4064
www.shareowneronline.com

Inquiries regarding the following should be addressed to Wells Fargo Shareowner Services:

- Dividend payments
- Name and address changes
- Transfer of stock ownership
- Lost stock certificates

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Nicor's Automatic Dividend Reinvestment and Stock Purchase Plan provides for the reinvestment of dividends and the opportunity to make optional cash payments to purchase additional shares of Nicor common stock. The Plan is available to all registered shareholders and provides a convenient way to acquire additional shares. Shareholders may request a prospectus describing the Plan by contacting Wells Fargo Shareowner Services.

COMMON STOCK DATA

Nicor common stock is listed on the:
- New York Stock Exchange
- Chicago Stock Exchange

Included in Standard and Poor's 500 Index and MSCI KLD 400 Social Index
Ticker symbol: GAS

2010 average daily trading volume: 474,900 shares

Quarterly Common Stock Price Range and Dividends Declared Per Common Share

	Stock price		Dividends
	High	Low	declared
2010			
First	**$43.75**	**$37.99**	**$.465**
Second	**44.70**	**38.63**	**.465**
Third	**46.27**	**39.54**	**.465**
Fourth	**50.81**	**42.98**	**.465**
2009			
First	$ 36.34	$ 27.50	$ .465
Second	35.37	30.28	.465
Third	38.08	32.83	.465
Fourth	43.39	34.96	.465
2008			
First	$ 42.70	$ 32.35	$ .465
Second	44.55	33.33	.465
Third	51.99	38.01	.465
Fourth	48.42	32.53	.465

For J.D. Power and Associates 2010 Call Center Certification Program℠ information, visit www.jdpower.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This document includes certain forward-looking statements about the expectations of Nicor and its subsidiaries and affiliates. Although Nicor believes these statements are based on reasonable assumptions, actual results may vary materially from stated expectations. Such forward-looking statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "expect," "intend," "may," "planned," "potential," "should," "will," "would," "project," "estimate," "ultimate," or similar phrases. Actual results may differ materially from those indicated in the company's forward-looking statements due, among other things, to the outcome of the proposed merger between Nicor and AGL Resources, the direct or indirect effects of legal contingencies (including litigation) and the resolution of those issues, including the effects of an ICC review, and undue reliance should not be placed on such statements.

Specifically with respect to the proposed merger between Nicor and AGL Resources, Nicor's expectations are subject to future events, risks and uncertainties, and there are several factors – many beyond the company's control – that could cause results to differ significantly from its expectations. Such events, risks and uncertainties include, but are not limited to:

- the possibility that the company's business may suffer as a result of the uncertainty surrounding the merger;
- the possibility that AGL Resources and Nicor will not receive the regulatory approvals required to complete the merger or that the merger will not be consummated for other reasons;
- the possibility of adverse decisions in pending and potential state and federal class action lawsuits, including five shareholder suits, relating to the merger;
- the possibility that the company may not be able to maintain relationships with its employees, suppliers, or customers as a result of the uncertainty surrounding the merger; and
- the possibility that the merger agreement will be terminated under circumstances in which the company would incur termination payment obligations.

Other factors that could cause materially different results include, but are not limited to, weather conditions; natural disasters; natural gas and other fuel prices; fair value accounting adjustments; inventory valuation; health care costs; insurance costs or recoveries; legal costs; borrowing needs; interest rates; credit conditions; economic and market conditions; accidents, leaks, equipment failures, service interruptions, environmental pollution, and other operating risks; tourism and construction in the Bahamas and Caribbean region; energy conservation; legislative and regulatory actions; tax rulings or audit results; asset sales; significant unplanned capital needs; future mercury-related charges or credits; changes in accounting principles, interpretations, methods, judgments or estimates; performance of major customers, transporters, suppliers and contractors; labor relations; and acts of terrorism.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Nicor undertakes no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this document.

DESIGN: Anonymous Design, Inc.

♻ PRINTED ON RECYCLED PAPER


nicor

Nicor Inc. P.O. Box 3014, Naperville, IL 60566-7014 630 305-9500 www.nicor.com


PRIMO
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